

# Echelon's 2006 Annual Report





DEAR SHAREHOLDERS,

Echelon's solid progress in 2006 has paved the way for a strong 2007, with a return to profitability anticipated for the fourth quarter. I am pleased to report to you on this performance.

First, we have earned important recognition as a company that provides systems and products that monitor, control, and save energy in a world that increasingly values energy efficiency. Both of our product lines–the LONWORKS® infrastructure technology and our Networked Energy Services (NES) system–offer increased productivity and reduced operating costs, along with increased comfort and safety, while enabling dramatic savings in energy usage. Customers have responded accordingly.

In 2006, our LONWORKS infrastructure product line recorded its best results ever on both a quarterly and annual basis, with double-digit revenue growth. Our NES product line began shipping in volume and we booked several important contracts, creating presence and momentum in the rapidly expanding market for smart meters and intelligent energy distribution networks.

Our products make energy conservation painless and allow savings without inconvenience. Our customers, many of whom are leaders in commercial building controls, factory automation, transportation, municipal lighting, and home automation, deliver energy management services to end users in installations worldwide.

Some examples: In Barcelo[...] chain has optimized its indoor climates, increase[...]gy consumption by 20 percent—all with the aid of Echelon pro[...]tria, the Kunsthaus art museum protects its exhibits from unsafe humidity and temperature levels with a LONWORKS installation that integrates HVAC, lighting, sun protection, and sanitary subsystems; the return is higher operational reliability, lower operational



costs, and a 30-percent reduction in cabling expenses. In Sweden, both Vattenfall and E.ON Sweden are connecting hundreds of thousands of consumers with Echelon's NES advanced metering infrastructure, improving the stability and quality of the electricity supply, achieving more-efficient operations and lower operating costs, providing customers with improved services, and setting the stage for future energy-saving strategies by the consumers themselves.

Second, we have a strategy that is well understood and consistently executed. It is to expand worldwide demand for LONWORKS networks by concentrating on those core vertical markets—utility/home automation, building controls, industrial automation, and transportation controls businesses—in which we have a large customer base. And it is to penetrate significantly the global markets for smart networked energy systems, now evolving rapidly as a result of energy-efficiency awareness. In each product line, we identify market needs and continually undertake product development efforts to meet those needs.

Third, we have specific corporate goals to ensure that these strategies are implemented. In the LONWORKS product line, these goals include focusing on building our recently introduced Digital Home Alliance and Pyxos™ products, on strengthening our presence in both distributed retail chain energy management and street lighting networks, and on booking business and design wins that will allow us to accelerate our growth rate in 2008.

For our NES product line, our goals include ensuring customer satisfaction at every utility that deploys our system, attracting new business opportunities at other utilities, expanding our partner base, entering the North American market, and booking sufficient business this year so that we can meet expanded shipment, gross margin, and profit objectives for 2008. For the company, beyond reaching (non-GAAP) profitability for the fourth quarter, we intend to maintain an environment that makes Echelon a great place to work and a culture that reflects both urgency and excellence. We are committed to being a high-quality, innovative enterprise that makes customers its first priority.

As I reflect upon the past year, several events stand out: the growth of our *i*.LON® 100 product (an essential ingredient for energy management); the completion of the development of Pyxos, our new embedded networking platform; the shipment of over 250,000 NES meters with associated data concentrators and system software (along with Vattenfall's November announcement that it would exercise its option early to install another 200,000 NES meters); and the launch of the Digital Home Alliance, to create an ecosystem of product, distribution, system, and service providers for a home automation solution based on LONWORKS power line communications and on our new Interoperable Self Installation (ISI) technology, which makes installing home control networks as easy as plugging a socket into an outlet. Each represents a major step forward in the evolution of Echelon as a world leader in control networks and networked energy systems.

Collectively, however, these events represent something more: the start of a payback for the strategic bet we made nearly seven years ago. The bet was that if we diverted some significant corporate resources into the networked energy systems sector and built products that would enable smart energy distribution networks, we could be at the forefront of a very important movement. Our bet appears to be turning out right.

# ECHELON CORPORATION

## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
## TO BE HELD ON MAY 15, 2007
## 10:00 A.M. PACIFIC TIME

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We cordially invite you to attend the 2007 Annual Meeting of Stockholders of Echelon Corporation. The meeting will be held on Tuesday, May 15, 2007 at 10:00 a.m., Pacific Time, at 570 Meridian Avenue, San Jose, California 95126. At the meeting we will:

1. Elect two Class C directors for a term of three years and until their successors are duly elected and qualified;

2. Ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2007; and

3. Transact any other business as may properly come before the meeting or any postponement or adjournment thereof.

These items are fully discussed in the following pages, which are made part of this Notice. Stockholders who owned our common stock at the close of business on Tuesday, March 27, 2007 may attend and vote at the meeting. If you will not attend the meeting, we request that you vote your shares as promptly as possible. You may be eligible to vote your shares in a number of ways. You may mark your votes, date, sign and return the Proxy or voting instruction form. Stockholders whose shares are registered in their own names may vote via the Internet at ADP Investor Communication Services' voting Web site (www.proxyvote.com) or telephonically by calling the telephone number shown on your Proxy Card. If you hold our shares with a broker or bank, you may also be eligible to vote via the Internet or to vote telephonically if your broker or bank participates in the proxy voting program provided by ADP Investor Communication Services. If your shares of our common stock are held in an account with a broker or a bank participating in the ADP Investor Communication Services program, you may choose to vote those shares via the Internet at ADP Investor Communication Services' voting Web site (www.proxyvote.com) or telephonically by calling the telephone number shown on your voting form. See "Voting Via the Internet or by Telephone" in the Proxy Statement for further details. Any stockholder attending the meeting may vote in person, even though he, she or it has already returned a Proxy.

Sincerely,



M. Kenneth Oshman
Chairman of the Board and Chief Executive Officer

San Jose, California
April 9, 2007

**2007 ANNUAL MEETING OF STOCKHOLDERS**

**NOTICE OF ANNUAL MEETING AND PROXY STATEMENT**

**TABLE OF CONTENTS**

**ECHELON CORPORATION**

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**PROXY STATEMENT**
**FOR**
**2007 ANNUAL MEETING OF STOCKHOLDERS**

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**INFORMATION CONCERNING SOLICITATION AND VOTING**

**General**

Our Board of Directors is soliciting Proxies for the 2007 Annual Meeting of Stockholders to be held at 570 Meridian Avenue, San Jose, California 95126 on Tuesday, May 15, 2007, at 10:00 a.m., Pacific Time. The address of our principal executive office is 550 Meridian Avenue, San Jose, California 95126 and our telephone number at this address is 408-938-5200. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters set forth in the attached Notice of Annual Meeting. Please read it carefully.

Proxy materials, which include the Proxy Statement, Proxy, letter to stockholders and Form 10-K for the fiscal year ended December 31, 2006, were first mailed to stockholders entitled to vote on or about April 9, 2007.

**Costs of Solicitation**

We will pay the costs of soliciting Proxies from stockholders. We are required to request brokers and nominees who hold our common stock in their name to furnish our Proxy materials to beneficial owners of such common stock. We may reimburse these firms and nominees for their reasonable expenses in forwarding the Proxy materials to the beneficial owners. Certain of our directors, officers and employees may solicit Proxies on our behalf, without additional compensation, personally or by written communication, telephone, facsimile or other electronic means.

**Record Date and Shares Outstanding**

Only stockholders of record at the close of business on March 27, 2007, are entitled to attend and vote at the annual meeting. On the record date, 39,312,723 shares of our common stock were outstanding and held of record. The closing price of our common stock on the Nasdaq Global Market on the record date was $10.00 per share.

## QUESTIONS AND ANSWERS REGARDING OUR ANNUAL MEETING AND PROXY STATEMENT

Although we encourage you to read the enclosed Proxy Statement in its entirety, we include this question and answer section to provide some background information and brief answers to several questions you might have about the annual meeting or this Proxy Statement.

**Q:** ***Why am I receiving these materials?***

**A:** Our Board of Directors is providing these proxy materials for you in connection with our annual meeting of stockholders, which will take place on May 15, 2007. Stockholders are invited to attend the annual meeting and are requested to vote on the proposals described in this Proxy Statement.

**Q:** ***What information is contained in these materials?***

**A:** The information included in this Proxy Statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of directors and our most highly paid officers, and certain other required information. Echelon's 2006 Annual Report and audited financials statements, Proxy Card or voting instruction card and a return envelope are also enclosed.

**Q:** ***What proposals will be voted on at the annual meeting?***

**A:** There are two proposals scheduled to be voted on at the meeting:

- Election of the nominees for director set forth in this Proxy Statement; and
- Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2007.

**Q:** ***What is Echelon's voting recommendation?***

**A:** Our Board of Directors recommends that you vote your shares "FOR" each of the two nominees to our Board of Directors and "FOR" ratification of the appointment of our independent registered public accounting firm.

**Q:** ***Who can vote at the meeting?***

**A:** Our Board of Directors has set March 27, 2007 as the record date for the annual meeting. All stockholders who owned Echelon common stock at the close of business on March 27, 2007, or the record date, may attend and vote at the annual meeting. Each stockholder is entitled to one vote for each share of common stock held as of the record date on all matters to be voted on. Stockholders do not have the right to cumulate votes. On March 27, 2007, 39,312,723 shares of our common stock were outstanding. Shares held as of the record date include shares that are held directly in your name as the stockholder of record and those shares held for you as a beneficial owner through a stockbroker, bank or other nominee.

***Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?***

**A:** Most stockholders of Echelon hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

***Stockholder of Record***

If your shares are registered directly in your name with Echelon's transfer agent, Mellon Investor Services LLC, you are considered the stockholder of record with respect to those shares and these proxy materials are being sent directly to you by Echelon. As the stockholder of record, you have the right to grant your voting proxy directly to Echelon or to vote in person at the annual meeting. Echelon has enclosed a Proxy Card for you to use. You may also vote via the Internet or by telephone as described below under "*How can I vote my shares without attending the annual meeting?*"

***Beneficial Ownership***

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker on how to vote and are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote these shares in person at the annual meeting unless you request a legal proxy from your stockbroker in order to vote at the meeting. Your broker or nominee has enclosed a voting instruction card for you to use in directing the broker or nominee regarding how to vote your shares. You may also vote via the Internet or by telephone as described below under "*How can I vote my shares without attending the annual meeting?*"

***Q: How many votes does Echelon need to hold the annual meeting?***

**A:** A majority of Echelon's outstanding shares as of the record date must be present at the annual meeting in order to hold the meeting and conduct business. This is called a quorum. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum. Broker non-votes, however, are not counted as shares present and entitled to be voted with respect to the matter on which the broker has expressly not voted. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the annual meeting. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (1) the broker has not received voting instructions from the beneficial owner and (2) the broker lacks discretionary voting power to vote such shares.

Shares are counted as present at the meeting if you:

- are present and vote in person at the meeting; or
- have properly submitted a Proxy Card or voting instruction card or voted by telephone or via the Internet.

***Q: How are votes counted?***

**A:** You may vote either "FOR" or "WITHHOLD" with respect to each nominee for our Board of Directors. You may vote "FOR," "AGAINST" or "ABSTAIN" on the other proposal. If you abstain from voting on the other proposal, it has the same effect as a vote against. If you just sign your Proxy Card with no further instructions, your shares will be counted as a vote "FOR" each Director and "FOR" ratification of the appointment of our independent registered public accounting firm. If you do not vote and you hold your shares in a brokerage account in your broker's name, also known as "street name" (see description of "Beneficial Ownership" above), your shares will not be counted in the tally of the number of shares cast "FOR," "AGAINST" or "ABSTAIN" on any proposal where your broker does not have discretionary authority to vote, and therefore will have the effect of reducing the number of shares needed to approve any of those items. However, shares held in street name that are not voted, known as "broker non-votes," may be counted for the purpose of establishing a quorum for the annual meeting as described above under the caption "Beneficial Ownership." Voting results are tabulated and certified by ADP Investor Communication Services.

***Q: What is the voting requirement to approve each of the proposals?***

**A:** With respect to Proposal One (the election of our directors), directors are elected by a plurality vote, and therefore the two individuals receiving the highest number of "FOR" votes will be elected. Votes of "WITHHOLD" and broker non-votes have no legal effect on the election of directors due to the fact that such elections are by a plurality. Proposal Two (ratification of the appointment of our auditors) requires the affirmative "FOR" vote of a majority of the shares of our outstanding common stock represented, in person or by proxy, and entitled to vote.

***Q: How can I vote my shares in person at the annual meeting?***

**A:** Shares held directly in your name as the stockholder of record may be voted in person at the meeting. If you choose to do so, please bring the enclosed Proxy Card or proof of identification to the meeting. Even if you plan to attend the annual meeting, Echelon recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the meeting. If you hold your shares in street name, you must request a legal proxy from your stockbroker in order to vote at the meeting.

***Q: How can I vote my shares without attending the annual meeting?***

**A:** Whether you hold shares directly as a stockholder of record or beneficially in street name, you may vote without attending the annual meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your stockbroker or nominee. In most cases, you will be able to do this by telephone, using the Internet or by mail. Please refer to the summary instructions included on your Proxy Card. For shares held in street name, a voting instruction card will be provided by your stockbroker or nominee.

BY TELEPHONE OR THE INTERNET--If you have telephone or Internet access, you may submit your proxy by following the "Vote by Phone" or "Vote by Internet" instructions on the Proxy Card or voting instruction card.

BY MAIL--You may do this by signing your Proxy Card or, for shares held in street name, by following the voting instruction card provided by your stockbroker or nominee and mailing it in the enclosed, postage prepaid envelope. If you provide specific voting instructions, your shares will be voted as you have instructed.

***Q: How can I change my vote after I return my Proxy Card?***

**A:** You may revoke your proxy and change your vote at any time before the final vote at the annual meeting. You may do this by signing a new Proxy Card with a later date or by attending the meeting and voting in person. Attending the meeting will not revoke your proxy unless you specifically request it.

***Q: Where can I find the voting results of the annual meeting?***

**A:** The preliminary voting results will be announced at the annual meeting. The final results will be published in our first quarterly report on Form 10-Q filed after the date of the annual meeting.

***Q: Who are the proxies and what do they do?***

**A:** The two persons named as proxies on the enclosed Proxy Card, M. Kenneth Oshman, our Chief Executive Officer, and Oliver R. Stanfield, our Chief Financial Officer, were designated by our Board of Directors. All properly executed proxies will be voted (except to the extent that authority to vote has been withheld) and where a choice has been specified by the stockholder as provided in the Proxy Card, it will be voted in accordance with the instructions you indicate on the Proxy Card. If you submit the Proxy Card, but do not indicate your voting instructions, your shares will be voted "FOR" Proposals One and Two.

***Q: What does it mean if I receive more than one proxy or voting instruction card?***

**A:** You may receive more than one set of voting materials, including multiple copies of this Proxy Statement and multiple Proxy Cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one Proxy Card. Please complete, sign, date and return each Echelon Proxy Card and voting instruction card that you receive.

***Q: What happens if additional proposals are presented at the annual meeting?***

**A:** Other than the two proposals described in this Proxy Statement, Echelon does not expect any additional matters to be presented for a vote at the annual meeting. If you grant a proxy, the persons named as proxy holders, M. Kenneth Oshman, our Chief Executive Officer, and Oliver R. Stanfield, our Chief Financial Officer, will have the discretion to vote your shares on any additional matters properly presented for a vote at the annual meeting. If for any unforeseen reason any of Echelon's nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by our Board of Directors.

***Q: Is my vote confidential?***

**A:** Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Echelon or to third parties except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote or (3) to facilitate a successful proxy solicitation by our Board of Directors. Occasionally, stockholders provide written comments on their Proxy Card, which are then forwarded to Echelon's management.

***Q: Who will bear the cost of soliciting votes for the annual meeting?***

**A:** Echelon will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by Echelon's directors, officers, and employees, who will not receive any additional compensation for such solicitation activities. Echelon may retain the services of a third party firm to aid in the solicitation of proxies. In addition, Echelon may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners.

## DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS

Our stockholders may submit proposals that they believe should be voted upon at our next year's annual meeting or nominate persons for election to our Board of Directors. Stockholders may also recommend candidates for election to our Board of Directors (See *"Corporate Governance and Other Matters–Consideration of Stockholder Recommendations and Nominations of Board Members"*). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, some stockholder proposals may be eligible for inclusion in our 2008 proxy statement and proxy. Any such stockholder proposals must be submitted in writing to the attention of Kathleen B. Bloch, Senior Vice President, General Counsel and Secretary, Echelon Corporation, 550 Meridian Avenue, San Jose, California 95126, no later than December 11, 2007, which is the date 120 calendar days prior to the one-year anniversary of the mailing date of this Proxy Statement. Stockholders interested in submitting such a proposal are advised to contact knowledgeable legal counsel with regard to the detailed requirements of applicable securities laws. The submission of a stockholder proposal does not guarantee that it will be included in our 2008 proxy statement.

Alternatively, under our Bylaws, a proposal or a nomination that the stockholder does not seek to include in our 2008 proxy statement pursuant to Rule 14a-8 may be submitted in writing to Kathleen B. Bloch, Senior Vice President, General Counsel and Secretary, Echelon Corporation, 550 Meridian Avenue, San Jose, California 95126, for the 2008 Annual Meeting of Stockholders not less than 20 days nor more than 60 days prior to the date of such meeting. Note, however, that in the event we provide less than 30 days notice or prior public disclosure to stockholders of the date of the 2008 Annual Meeting, any stockholder proposal or nomination not submitted pursuant to Rule 14a-8 must be submitted to us not later than the close of business on the tenth day following the day on which notice of the date of the 2008 Annual Meeting was mailed or public disclosure was made. For example, if we provide notice of our 2008 Annual Meeting on April 14, 2008, for a 2008 Annual Meeting on May 12, 2008, any such proposal or nomination will be considered untimely if submitted to us after April 24, 2008. For purposes of the above, "public disclosure" means disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service, or in a document publicly filed by us with the Securities and Exchange Commission, or the SEC. As described in our Bylaws, the stockholder submission must include certain specified information concerning the proposal or nominee, as the case may be, and information as to the stockholder's ownership of our common stock. If a stockholder gives notice of such a proposal after the deadline computed in accordance with our Bylaws, or the Bylaw Deadline, the stockholder will not be permitted to present the proposal to our stockholders for a vote at the 2008 Annual Mecting.

The rules of the SEC also establish a different deadline for submission of stockholder proposals that are not intended to be included in our proxy statement with respect to discretionary voting, or the Discretionary Vote Deadline. The Discretionary Vote Deadline for the 2008 Annual Meeting is February 24, 2008, the date which is 45 calendar days prior to the one-year anniversary of the mailing date of this Proxy Statement. If a stockholder gives notice of such a proposal after the Discretionary Vote Deadline, our proxy holders will be allowed to use their discretionary voting authority to vote against the stockholder proposal when and if the proposal is raised at the 2008 Annual Meeting.

Because the Bylaw Deadline is not capable of being determined until we publicly announce the date of our 2008 Annual Meeting, it is possible that the Bylaw Deadline may occur after the Discretionary Vote Deadline. In such a case, a proposal received after the Discretionary Vote Deadline but before the Bylaw Deadline would be eligible to be presented at the 2008 Annual Meeting and we believe that our proxy holders at such meeting would be allowed to use the discretionary authority granted by the proxy to vote against the proposal at such meeting without including any disclosure of the proposal in the proxy statement relating to such meeting.

## CORPORATE GOVERNANCE AND OTHER MATTERS

### Corporate Governance

#### *Corporate Governance Guidelines*

Our Board of Directors adopted Corporate Governance Guidelines in November 2002 that outline, among other matters, the role and functions of the Board of Directors and the composition and responsibilities of various committees of the Board of Directors. The Corporate Governance Guidelines are available, along with other important corporate governance materials, at the investor relations section of our website at www.echelon.com.

The Corporate Governance Guidelines provide, among other things, that:

- A majority of the directors must meet the independence criteria established by Nasdaq.
- If the Chairman of the Board is not an independent director, then a Presiding Director must be appointed by the outside directors to assume the responsibility of chairing the regularly scheduled meetings of outside directors.
- Our Board of Directors shall have a policy of holding separate meeting times for outside directors.
- All of the members of the Nominating and Governance Committee, Audit Committee and Compensation Committee must meet the criteria for independence established by Nasdaq, except that the Board may make exceptions to this policy with respect to the Nominating and Governance Committee that are consistent with regulatory requirements.

- Our Board of Directors shall have responsibility over such matters as overseeing our Chief Executive Officer and other senior management in the competent and ethical operation of our company, gathering and analyzing information obtained from management, retaining counsel and expert advisors, and overseeing and monitoring the effectiveness of governance practices.

In March 2005, our Board of Directors appointed Robert Maxfield as Presiding Director. Pursuant to the Corporate Governance Guidelines, the Presiding Director was selected by our non-employee directors and assumed the responsibilities of chairing meetings of non-employee directors, serving as the liaison between our Chief Executive Officer and our independent directors, approving Board of Directors meeting agendas and schedules and information flow to our Board of Directors and such further responsibilities that the non-employee directors as a whole designate from time to time.

As the operation of the Board of Directors is a dynamic process, the Board of Directors regularly reviews changing legal and regulatory requirements, evolving best practices and other developments. Accordingly, the Board of Directors may modify the Corporate Governance Guidelines from time to time, as it deems appropriate.

***Consideration of Stockholder Recommendations and Nominations of Board Members***

The Nominating and Corporate Governance Committee of our Board of Directors will consider both recommendations and nominations from stockholders for candidates to our Board of Directors. A stockholder who desires to recommend a candidate for election to our Board of Directors shall direct the recommendation in writing to the Company Corporate Secretary, Echelon Corporation, 550 Meridian Avenue, San Jose, California 95126, and must include the candidate's name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and our company within the last three years and evidence of the nominating person's ownership of our stock and amount of stock holdings. For a stockholder recommendation to be considered by the Nominating and Corporate Governance Committee as a potential candidate at an annual meeting, nominations must be received on or before the deadline for receipt of stockholder proposals.

If, instead, a stockholder desires to nominate a person directly for election to our Board of Directors, the stockholder must follow the rules set forth by the SEC (see "*Deadline for Receipt of Stockholder Proposals*" above) and meet the deadlines and other requirements set forth in our Bylaws, including, (1) as to each person, if any, whom the stockholder proposes to nominate for election or re-election as a director: (a) the name, age, business address and residence address of such person, (b) the principal occupation or employment of such person, (c) the class and number of shares of our company which are beneficially owned by such person, (d) any other information relating to such person that is required by law to be disclosed in solicitations of proxies for election of directors and (e) such person's written consent to being named as a nominee and to serving as a director if elected; and (2) as to the stockholder giving the notice: (a) the name and address, as they appear on our company's books, of such stockholder, (b) the class and number of shares of our company which are beneficially owned by such stockholder and (c) a description of all arrangements or understandings between such stockholder and each nominee and any other person or persons (naming such person or persons) relating to the nomination.

*Identifying and Evaluating Nominees for the Board of Directors*

The Nominating and Corporate Governance Committee shall use the following procedures to identify and evaluate the individuals that it selects, or recommends that our Board of Directors select, as director nominees:

- The Committee shall review the qualifications of any candidates who have been properly recommended or nominated by stockholders, as well as those candidates who have been identified by management, individual members of our Board of Directors or, if the Committee determines, a search firm. Such review may, in the Committee's discretion, include a review solely of information provided to the Committee or may also include discussions with persons familiar with the candidate, an interview with the candidate or other actions that the Committee deems proper.

- The Committee shall evaluate the performance and qualifications of individual members of our Board of Directors eligible for re-election at the annual meeting of stockholders.

- The Committee shall consider the suitability of each candidate, including the current members of our Board of Directors, in light of the current size and composition of our Board of Directors. In evaluating the suitability of the candidates, the Committee considers many factors, including, among other things, issues of character, judgment, independence, diversity, age, expertise, diversity of experience, length of service, other commitments and the like. The Committee evaluates such factors, among others, and considers each individual candidate in the context of the current perceived needs of our Board of Directors as a whole. Except as may be required by rules promulgated by Nasdaq or the SEC, it is the current sense of the Committee that there are no specific minimum qualifications that must be met by each candidate for our Board of Directors, nor are there specific qualities or skills that are necessary for one or more of the members of our Board of Directors to possess.

- After such review and consideration, the Committee selects, or recommends that our Board of Directors select, the slate of director nominees, either at a meeting of the Committee at which a quorum is present or by unanimous written consent of the Committee.

- The Committee will endeavor to notify, or cause to be notified, all director candidates of its decision as to whether to nominate such individual for election to our Board of Directors.

*Standards of Business Conduct*

We have adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees of Echelon. The Code of Business Conduct and Ethics can be viewed at the investor relations section of our website at www.echelon.com. We will post any amendments to, or waivers from, our Code of Business Conduct and Ethics at that location on our website.

*Stockholder Communications*

Any stockholder may contact any of our directors by writing to them by mail or express mail c/o Echelon Corporation, 550 Meridian Avenue, San Jose, California 95126.

Any stockholder communications directed to our Board of Directors (other than concerns regarding questionable accounting or auditing matters directed to the Audit Committee or otherwise in accordance with our Financial Information Integrity Policy, which Financial Information Integrity Policy can be viewed at the investor relations section of our website at www.echelon.com) will first go to our General Counsel, who will log the date of receipt of the communication as well as (for non-confidential communications) the identity of the correspondent in our stockholder communications log.

Unless the communication is marked "confidential," our General Counsel will review, summarize and, if appropriate, draft a response to the communication in a timely manner. The summary and response will be in the form of a memo, which will become part of our stockholder communications log that our General Counsel maintains with respect to all stockholder communications.

At least quarterly, or more frequently as our General Counsel deems appropriate, our General Counsel will forward all such original stockholder communications along with the related memos to our Board of Directors for review.

Any stockholder communication marked "confidential" will be logged by our General Counsel as "received" but will not be reviewed, opened or otherwise held by our General Counsel. Such confidential correspondence will be immediately forwarded to the addressee(s) without a memo or any other comment by our General Counsel.

**Meetings and Attendance of the Board of Directors and Committees of the Board of Directors**

***Attendance of Directors at 2006 Annual Meeting of Stockholders***

It is the policy of our Board of Directors to strongly encourage board members to attend the annual meeting of stockholders. All but one member of our Board of Directors attended in person our annual meeting of stockholders on April 21, 2006.

***Attendance of Board and Committee Meetings***

Our Board of Directors held seven meetings in 2006. Each director is expected to attend each meeting of our Board of Directors and those Committees on which he or she serves. During 2006, no director attended fewer than 75% of the aggregate of (i) the total number of meetings of our Board of Directors and (ii) the total number of meetings held by all committees of our Board of Directors on which such director served. During 2006 certain matters were approved by our Board of Directors or a committee of our Board of Directors by unanimous written consent.

**Committees of the Board of Directors**

Our Board of Directors currently has a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. Each of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee has a written charter that has been approved by our Board of Directors, copies of which can be viewed at the investor relations section of our website at www.echelon.com. Pursuant to our 1997 Stock Option Plan, our Board delegated authority to our Chief Executive Officer, Mr. Oshman, to grant stock options and performance shares to employees who are not executive officers of up to a maximum of 25,000 shares per person per year and, generally, up to an aggregate of 250,000 shares per year. The Compensation Committee, Audit Committee, and Nominating and Corporate Governance Committee are described as follows:

***Compensation Committee***

In 2006, the Compensation Committee consisted of directors Armas Clifford Markkula, Jr., Robert R. Maxfield and Richard M. Moley. The current members of the Compensation Committee are Armas Clifford Markkula, Jr., Robert R. Maxfield (Chair) and Richard M. Moley. The Compensation Committee held three meetings in 2006. The purposes of the Compensation Committee are to:

- discharge the responsibilities of our Board of Directors relating to compensation of our executive officers;
- approve and evaluate executive officer compensation plans, policies and programs; and
- produce an annual report on executive compensation for inclusion in our proxy statement.

The responsibilities of the Compensation Committee include annually reviewing and approving, for our Chief Executive Officer and our other executive officers, (1) annual base salary, (2) annual incentive bonus, including the specific goals and amount, (3) equity compensation, (4) employment agreements, severance arrangements and change in control agreements and provisions and (5) any other benefits, compensation or arrangements; and conducting an annual review of the performance of our Chief Executive Officer.

***Audit Committee***

In 2006, the Audit Committee consisted of directors Robert J. Finocchio, Jr., Robert R. Maxfield and Betsy Rafael. The current members of the Audit Committee are Robert J. Finocchio, Jr. (Chair), Robert R. Maxfield and Betsy Rafael. Our Board of Directors has determined that directors Finocchio and Rafael are "audit committee financial experts" as that term is defined in Item 401(h) of Regulation S-K of the Securities Act of 1933, as amended, and that all members of our Audit Committee are independent within the meaning of Rule 4200(a)(15) of the listing standards of the Marketplace Rules of the Nasdaq Global Market. The Audit Committee held four meetings in 2006. The purposes of the Audit Committee are to:

- oversee our accounting and financial reporting processes and the internal and external audits of our financial statements;
- assist our Board of Directors in the oversight and monitoring of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the independent auditor's qualifications, independence and performance and (4) our internal accounting and financial controls;
- outline to our Board of Directors the results of its monitoring and recommendations derived therefrom and improvements made, or to be made, in internal accounting controls;
- prepare the report that the rules of the SEC require to be included in our annual proxy statement;

- appoint our independent registered public accounting firm; and

- provide to our Board of Directors such additional information and materials as it may deem necessary to make our Board of Directors aware of significant financial matters that require the attention of our Board of Directors.

The responsibilities of the Audit Committee include the continuous review of the adequacy of our system of internal controls; oversight of the work of our independent registered public accounting firm, including a post-audit review of the financial statements and audit findings; oversight of compliance with SEC requirements regarding audit related matters; review, in conjunction with counsel, any legal matters that could significantly impact our financial statements; and oversight and review of our information technology and management information systems policies and risk management policies, including our investment policies.

***Nominating and Corporate Governance Committee***

In 2006, the Nominating and Corporate Governance Committee consisted of directors Armas Clifford Markkula, Jr., Richard M. Moley and Larry Sonsini. The current members of the Nominating and Corporate Governance Committee are Armas Clifford Markkula, Jr., Richard M. Moley and Larry Sonsini (Chair). The Nominating and Corporate Governance Committee held one meeting in 2006. The purposes of the Nominating and Corporate Governance Committee are to:

- assist our Board of Directors by identifying prospective director nominees and to recommend to our Board of Directors the director nominees for the next annual meeting of stockholders;

- develop and recommend to our Board of Directors the governance principles applicable to our company;

- oversee the evaluation of our Board of Directors and management; and

- recommend to our Board of Directors director nominees for each committee.

The responsibilities of the Nominating and Corporate Governance Committee include evaluating the composition, organization and governance of our Board of Directors and its committees, including determining future requirements; receiving and evaluating complaints that may be rendered under our Code of Business Conduct and Ethics and proposing actions in response thereto; overseeing the performance evaluation process of our Board of Directors; making recommendations to our Board of Directors concerning the appointment of directors to committees, selecting Board committee chairs and proposing the slate of directors for election; and making recommendations to our Board of Directors regarding compensation for non-employee directors and Board committee members.

**Director Independence**

Our Board of Directors has affirmatively determined that each of its members, other than M. Kenneth Oshman, are independent directors under the listing standards of the Marketplace Rules of the Nasdaq Global Market and applicable SEC rules, and that all of its members, other than Mr. Oshman and Betsy Rafael, who joined the Board of Directors in November 2005, were independent directors under the listing standards of the Marketplace Rules of the Nasdaq Global Market in the three prior years.

Our Board of Directors has also determined that all directors serving as members of our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee are independent under the Nasdaq listing standards and the rules of the SEC. Additionally, the Board of Directors has determined that all members of the Compensation Committee meet the non-employee definition of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended, and the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended.

**Director Compensation**

In November 2002, our Board of Directors determined that in consideration for service on our Board of Directors, each non-employee director shall receive a cash payment of $20,000 per fiscal year, to be payable on or before the day of the first meeting of our Board of Directors in each fiscal year. On February 8, 2007, our Board of Directors approved changes to the cash compensation payable to the non-employee directors. These changes are not retroactive to 2006. Accordingly, beginning in 2007 the cash compensation payable to each non-employee director will be increased to $40,000 per fiscal year, to be paid quarterly.

In addition, in consideration for service on our Board of Directors or on one or more of our Compensation and/or Nominating and Corporate Governance Committees of our Board of Directors, each non-employee director shall receive a cash payment of $1,000 per Board of Directors meeting or Committee meeting attended, to be payable on the date of each such meeting so attended. We also determined that in consideration of the significantly greater time commitment and potential risk exposure for serving as a member of our Audit Committee, each director shall receive a cash payment of $2,000 per Audit Committee meeting attended, to be payable on the date of each such meeting so attended.

Furthermore, non-employee directors are eligible to participate in our 1998 Director Option Plan which provides for the automatic grant of an option to purchase 25,000 shares of common stock to each non-employee director who first becomes a non-employee director after May 29, 1998. Additionally, each non-employee director shall automatically be granted a 10,000 share option on the date of each annual meeting of stockholders, provided he or she is re-elected to our Board of Directors or otherwise remains on our Board of Directors on such date and provided that on such date he or she shall have served on our Board of Directors for at least the preceding six months. All options granted under this plan are fully vested at grant. On April 21, 2006, the date of our 2006 annual meeting of stockholders, directors Finocchio, Markkula, Maxfield, Moley and Sonsini were each granted a 10,000 share option at a per share exercise price of $7.99.

## Director Summary Compensation Table for Fiscal 2006

The table below summarizes the compensation paid by our company to non-employee directors for the fiscal year ended December 31, 2006.

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($) | Option Awards ($) (3)(4)(5) | Non-Equity Incentive Plan Compensation ($) | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| Robert J. Finocchio, Jr. | 35,000 (1) | — | 18,642 | — | — | — | 53,642 |
| Armas Clifford Markkula, Jr. | 29,000 (1) | — | 18,642 | — | — | — | 47,642 |
| Robert R. Maxfield | 38,000 (1) | — | 18,642 | — | — | — | 56,642 |
| Richard M. Moley | 31,000 (1) | — | 18,642 | — | — | — | 49,642 |
| Betsy Rafael | 35,000 (2) | — | — | — | — | — | 35,000 |
| Larry W. Sonsini | 26,000 (1) | — | 18,642 | — | — | — | 44,642 |

(1) Does not include $1,000 paid in the fiscal year ended December 31, 2006 and earned in the fiscal year ended December 31, 2005.

(2) Does not include $4,333 paid in the fiscal year ended December 31, 2006 and earned in the fiscal year ended December 31, 2005.

(3) Reflects the dollar amount recognized for financial statement reporting purposes (disregarding an estimate of forfeitures) for fiscal 2006, in accordance with SFAS 123R, and thus may include amounts from awards granted in and prior to 2006. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 16, 2007. These amounts do not correspond to the actual value that will be recognized by the directors.

(4) In fiscal 2006, each non-employee director serving in such capacity for at least six months prior to the April 21, 2006 date of our 2006 annual meeting of stockholders was granted on such date a fully vested option to purchase 10,000 shares of our common stock at a per share exercise price of $7.99.

(5) As of December 31, 2006, the aggregate number of shares underlying options outstanding for each of our non-employee directors was:

| Name | Aggregate Number of Shares |
|---|---|
| Robert J. Finocchio, Jr. | 50,000 |
| Armas Clifford Markkula, Jr. | 50,000 |
| Robert R. Maxfield | 50,000 |
| Richard M. Moley | 50,000 |
| Betsy Rafael | 25,000 |
| Larry W. Sonsini | 50,000 |

## PROPOSAL ONE

## ELECTION OF DIRECTORS

### General

We currently have seven members on our Board of Directors. Our Board of Directors is divided into three classes, with each director serving a three-year term and one class being elected at each year's Annual Meeting of Stockholders. Directors Richard M. Moley and Betsy Rafael are the Class C directors whose terms will expire at the 2007 Annual Meeting of Stockholders and they have been nominated by our Board of Directors for reelection at the Annual Meeting of Stockholders to be held May 15, 2007. Directors M. Kenneth Oshman and Larry W. Sonsini are the Class A directors whose terms will expire at the 2008 Annual Meeting of Stockholders and Directors Robert J. Finocchio, Jr., Armas Clifford Markkula, Jr. and Robert R. Maxfield are the Class B directors whose terms will expire at the 2009 Annual Meeting of Stockholders. We will consider increasing the size of our Board of Directors to eight members and appointing a new member if a suitable candidate is identified. All of the directors, including the Class C nominees, are incumbent directors. There are no family relationships among any of our directors or executive officers, including any of the nominees mentioned above. Unless otherwise instructed, the holders of proxies solicited by this Proxy Statement will vote the proxies received by them for the two Class C nominees. In the event that any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxy holders will vote for a nominee designated by the present Board of Directors to fill the vacancy. We are not aware of any reason that any nominee will be unable or will decline to serve as a director. Our Board of Directors recommends a vote "FOR" the election of each of the Class C nominees listed above.

### Director Information

#### *Current Directors*

The names of the members of our Board of Directors, including the Class C nominees, their ages as of February 28, 2007 and certain information about them, are set forth below.

| Name | Age | Principal Occupation |
|---|---|---|
| M. Kenneth Oshman (1) | 66 | Chairman of the Board and Chief Executive Officer of Echelon |
| Robert J. Finocchio, Jr. (2) | 55 | Corporate director, private investor and part time professor |
| Armas Clifford Markkula, Jr. (3) (4) | 65 | Vice Chairman of the Board of Directors of Echelon |
| Robert R. Maxfield (2) (3) | 65 | Private investor |
| Richard M. Moley (3) (4) (5) | 67 | Private investor |
| Betsy Rafael (2) (5) | 45 | Vice President, Corporate Finance of Cisco Systems, Inc. |
| Larry W. Sonsini (4) | 66 | Chairman of Wilson Sonsini Goodrich & Rosati, P.C. |

(1) Member of the Stock Option Committee.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.
(4) Member of the Nominating and Corporate Governance Committee.
(5) Denotes nominee for election at the 2007 Annual Meeting of Stockholders.

***Director Biographies***

*M. Kenneth Oshman* has been Chief Executive Officer of our company since December 1988 and Chairman of our Board of Directors since September 1989. He also served as our President from 1988 to 2001. Mr. Oshman, with three associates, founded ROLM Corporation, a telecommunications equipment company, in 1969. He was Chief Executive Officer, President and a director at ROLM from its founding until its merger with IBM in 1984. Following the merger, he became a Vice President of IBM and a member of its Corporate Management Board. He remained in that position until 1986. Prior to founding ROLM, Mr. Oshman was a member of the technical staff at Sylvania Electric Products from 1963 to 1969. Mr. Oshman also serves as a director of Sun Microsystems. Mr. Oshman earned B.A. and B.S.E.E. degrees from Rice University and M.S. and Ph.D. degrees in Electrical Engineering from Stanford University.

*Robert J. Finocchio, Jr.* has been a director of our company since 1999. Mr. Finocchio served as Chairman of the Board of Informix Corporation, an information management software company, from August 1997 to September 2000. Since September 2000, Mr. Finocchio has been a dean's executive professor at Santa Clara University's Leavey School of Business. From July 1997 until July 1999, Mr. Finocchio served as President and Chief Executive Officer of Informix. From December 1988 until May 1997, Mr. Finocchio was employed with 3Com Corporation, a global data networking company, where he held various positions, most recently serving as President, 3Com Systems. Mr. Finocchio also serves as a director of Altera Corp. and Sun Microsystems. Mr. Finocchio is a Trustee of Santa Clara University. Mr. Finocchio holds a B.S. degree in economics from Santa Clara University and an M.B.A. degree from the Harvard Business School.

*Armas Clifford Markkula, Jr.* is the founder of our company and has served as a director since 1988. He has been Vice Chairman of our Board of Directors since 1989. Mr. Markkula was Chairman of the Board of Apple Computer, Inc. from January 1977 to May 1983 and from October 1993 to February 1996 and was a director from 1977 to 1997. A founder of Apple, he held a variety of positions there, including President/Chief Executive Officer and Vice President of Marketing. Prior to founding Apple, Mr. Markkula was with Intel Corporation as Marketing Manager, Fairchild Camera and Instrument Corporation as Marketing Manager in the Semiconductor Division, and Hughes Aircraft as a member of the technical staff in the company's research and development laboratory. Mr. Markkula is a trustee of Santa Clara University. Mr. Markkula received B.S. and M.S. degrees in Electrical Engineering from the University of Southern California.

*Robert R. Maxfield* has been a director of our company since 1989. He was a co-founder of ROLM in 1969, and served as Executive Vice President and a director until ROLM's merger with IBM in 1984. Following the merger, he continued to serve as Vice President of ROLM until 1988. Since 1988, he has been a private investor, and is a consulting professor in the Management Science and Engineering Department at Stanford University. Dr. Maxfield was a venture partner with Kleiner, Perkins, Caufield & Byers, a venture capital firm, from 1989 to 1992. Dr. Maxfield received B.A. and B.S.E.E. degrees from Rice University, and M.S. and Ph.D. degrees in Electrical Engineering from Stanford University.

*Richard M. Moley* has been a director of our company since 1997. Since August 1997, Mr. Moley has been a private investor. From July 1996 to August 1997, he served as Senior Vice President, Wide Area Business Unit and as a director of Cisco Systems, following Cisco Systems' purchase of StrataCom, Inc., where he was Chairman of the Board, Chief Executive Officer and President. Mr. Moley also serves as a director of Linear Technology. Mr. Moley received a B.S. degree in Electrical Engineering from Manchester

University, an M.S. degree in Electrical Engineering from Stanford University and an M.B.A. degree from Santa Clara University.

*Betsy Rafael* has been a director of our company since November 2005. Since September 2006, Ms. Rafael has held the position of Vice President, Corporate Finance for Cisco Systems. From April 2002 to September 2006, she served as Vice President, Corporate Controller and Principal Accounting Officer of Cisco Systems. From December 2000 to April 2002, Ms. Rafael was the Executive Vice President, Chief Financial Officer, and Chief Administrative Officer of Aspect Communications, Inc., a provider of customer relationship portals. From April 2000 to November 2000, Ms. Rafael was Senior Vice-President and CFO of Escalate Inc., an enterprise e-commerce application service provider. From 1994 to 2000, Ms. Rafael held a number of senior positions at Silicon Graphics, Inc., or SGI, culminating her career at SGI as Senior Vice President and Chief Financial Officer. Prior to SGI, Ms. Rafael held senior management positions in finance with Sun Microsystems and Apple Computer. Ms. Rafael began her career with Arthur Young & Company. Ms. Rafael received a B.S.C. degree in Accounting from the University of Santa Clara.

*Larry W. Sonsini* has been a director of our company since 1993. Mr. Sonsini serves as Chairman of the law firm of Wilson Sonsini Goodrich & Rosati, P.C., where he has practiced since 1966. Mr. Sonsini received an A.B. degree in Political Science and Economics and an L.L.B. degree from the University of California at Berkeley.

***Class C Director Nominees***

Richard M. Moley
Betsy Rafael

***Vote Required***

Directors shall be elected by a plurality vote. The two Class C nominees for director receiving the highest number of affirmative votes of the shares entitled to be voted for them shall be elected as directors. Votes against, abstentions and broker non-votes have no legal effect on the election of directors due to the fact that such elections are by a plurality.

***Board Recommendation***

**OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSED SLATE OF CLASS C DIRECTORS.**

## PROPOSAL TWO

## RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

With authority granted by our Board of Directors, the Audit Committee of our Board of Directors has appointed KPMG LLP as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ending December 31, 2007, and our Board of Directors recommends that our stockholders vote "FOR" ratification of such appointment.

KPMG LLP was originally appointed as our independent registered public accounting firm on March 21, 2002, when we retained the firm to perform the annual audit of our financial statements for the fiscal year ending December 31, 2002. A representative of KPMG LLP is expected to be present at the Annual Meeting, will have an opportunity to make a statement if he or she so desires and is expected to be available to respond to appropriate questions from our stockholders.

**Audit and Non-Audit Fees**

The following table sets forth fees for services KPMG LLP provided during fiscal years 2006 and 2005:

| | 2006 | 2005 |
|---|---|---|
| Audit fees (1) | $ 850,000 | $ 750,000 |
| Audit-related fees | $ | $ |
| Tax fees | $ | $ |
| All other fees (2) | $ 40,000 | $ |
| Total | $ 890,000 | $ 750,000 |

(1) Represents fees for professional services provided in connection with the audit of our annual financial statements and review of our quarterly financial statements, advice on accounting matters that arose during the audit and audit services provided in connection with other statutory or regulatory filings. The audit fees for 2006 represent the amount billed to our company as of the date of this proxy statement.

(2) Represents fees for consultation and due diligence assistance regarding an acquisition that we did not pursue.

Our Audit Committee has considered whether the non-audit services provided by KPMG LLP are compatible with maintaining the independence of KPMG LLP and has concluded that the independence of KPMG LLP is maintained and is not compromised by the services provided. In accordance with its charter, the Audit Committee approves in advance all audit and non-audit services to be provided by KPMG LLP. During fiscal year 2006, 100% of the services were pre-approved by the Audit Committee in accordance with this policy.

Stockholder ratification of the selection of KPMG LLP as our independent registered public accounting firm is not required by our Bylaws or other applicable legal requirement. However, our Board of Directors is submitting the selection of KPMG LLP to our stockholders for ratification as a matter of good corporate practice. If our stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee at its discretion may direct the appointment of a different independent accounting firm at any time during the year if it determines that such a change would be in our best interests and the best interests of our stockholders.

## SHARE OWNERSHIP BY PRINCIPAL STOCKHOLDERS AND MANAGEMENT

To our knowledge, the following table sets forth certain information with respect to beneficial ownership of our common stock, as of February 28, 2007, for:

- each person who we know beneficially owns more than 5% of our common stock;
- each of our directors;
- each of our executive officers set forth in the Summary Compensation Table; and
- all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock shown held by them. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes shares of common stock underlying options held by such person that are exercisable within 60 calendar days of February 28, 2007, but excludes shares of common stock underlying options held by any other person. Percentage of beneficial ownership is based on 39,272,524 shares of common stock outstanding as of February 28, 2007.

| Name | Shares Beneficially Owned | Percentage Beneficially Owned |
|---|---|---|
| **5% Stockholders:** | | |
| ENEL Investment Holding BV (1) | 3,000,000 | 7.6% |
| AMVESCAP PLC (2) | 2,495,706 | 6.4% |
| Capital Research and Management Company SMALLCAP World Fund, Inc. (3) | 2,000,000 | 5.1% |
| **Directors and Executive Officers:** | | |
| M. Kenneth Oshman (4) | 6,050,183 | 15.1% |
| Armas Clifford Markkula, Jr. (5) | 1,837,038 | 4.7% |
| Beatrice Yormark (6) | 1,139,776 | 2.9% |
| Oliver R. Stanfield (7) | 1,039,141 | 2.6% |
| Frederik H. Bruggink (8) | 510,844 | 1.3% |
| Robert R. Maxfield (9) | 413,637 | 1.1% |
| Kathleen B. Bloch (10) | 239,819 | * |
| Richard M. Moley (11) | 205,589 | * |
| Robert J. Finocchio, Jr. (11) | 95,000 | * |
| Larry W. Sonsini (12) | 73,261 | * |
| Betsy Rafael (13) | 25,000 | * |
| All directors and executive officers as a group (13 persons) (14) | 12,097,908 | 28.9% |

* Less than 1%.

(1) Affiliate of Enel S.p.A. Principal address is Viale Regina Margherita 137, Rome, Italy 00198.

(2) The shares are held by PowerShares Capital Management LLC, a subsidiary of AMVESCAP PLC ("AMVESCAP"), as disclosed in a Schedule 13G filed by AMVESCAP with the SEC on February 14, 2007. The address of AMVESCAP is 30 Finsbury Square, London EC2A 1AG, England.

(3) Capital Research and Management Company, an investment advisor ("CRMC"), and SMALLCAP World Fund, Inc., an investment company advised by CRMC, are deemed the beneficial owner of the shares, as disclosed in a

Schedule 13G filed by CRMC with the SEC on February 12, 2007. The address of CRMC is 333 South Hope Street, Los Angeles, CA 90071.

(4) Mr. Oshman's principal address is c/o Echelon Corporation, 550 Meridian Avenue, San Jose, California 95126. Includes (i) 3,595,735 shares held by M. Kenneth Oshman and Barbara S. Oshman, Trustees of the Oshman Trust dated July 10, 1979, (ii) 333,661 shares held by M. Kenneth Oshman, Trustee of the M. Kenneth Oshman Annuity Trust dated February 14, 2006, (iii) 333,661 shares held by M. Kenneth Oshman, Trustee of the Barbara S. Oshman Annuity Trust dated February 14, 2006, (iv) 266,339 shares held by M. Kenneth Oshman, Trustee of the M. Kenneth Oshman Annuity Trust II dated February 15, 2007, (v) 226,339 shares held by M. Kenneth Oshman, Trustee of the Barbara S. Oshman Annuity Trust II dated February 15, 2007, (vi) 488,428 shares held by O-S Ventures, of which Mr. Oshman is general partner, and (vii) an aggregate of 38,520 shares held by trusts, not for the benefit of Mr. Oshman, of which Mr. Oshman serves as trustee and as to which Mr. Oshman disclaims beneficial ownership. Includes options to purchase 727,500 shares of common stock exercisable within 60 calendar days of February 28, 2007, all of which shares are vested at February 28, 2007.

(5) Includes 1,635,110 shares held by Armas Clifford Markkula, Jr. and Linda Kathryn Markkula, Trustees of the Restated Arlin Trust Dated December 12, 1990, and 151,928 shares held by the Markkula Family Limited Partnership. Mr. Markkula and his spouse disclaim beneficial ownership of all but 27,500 of the shares held by the Markkula Family Limited Partnership. Includes options to purchase 50,000 shares of common stock exercisable within 60 calendar days of February 28, 2007, all of which shares are vested at February 28, 2007.

(6) Includes 808,229 shares held by Justin C. Walker and Beatrice Yormark, Trustees of the Walker-Yormark Family Trust Dated October 2, 1992. Includes options to purchase 322,500 shares of common stock exercisable within 60 calendar days of February 28, 2007, all of which shares are vested at February 28, 2007.

(7) Includes 536,744 shares by held by Oliver Rueben Stanfield and Janet Helen Stanfield, Trustees of the Stanfield Family Trust UDT dated February 2, 2001, and 40,250 shares held by Mr. Stanfield's spouse. Includes options to purchase 322,500 shares of common stock exercisable within 60 calendar days of February 28, 2007, all of which shares are vested at February 28, 2007.

(8) Includes options to purchase 285,000 shares of common stock exercisable within 60 calendar days of February 28, 2007, of which 258,750 shares are vested at February 28, 2007.

(9) Includes 363,637 shares held by Robert R. Maxfield, Trustee UA DTD 12/14/87. Includes options to purchase 50,000 shares of common stock exercisable within 60 calendar days of February 28, 2007, all of which shares are vested at February 28, 2007.

(10) Includes options to purchase 229,973 shares of common stock exercisable within 60 calendar days of February 28, 2007, all of which shares are vested at February 28, 2007.

(11) Includes options to purchase 50,000 shares of common stock exercisable within 60 calendar days of February 28, 2007, all of which shares are vested at February 28, 2007.

(12) Includes 9,000 shares held by a partnership account of Wilson Sonsini Goodrich & Rosati, Professional Corporation, as to which Mr. Sonsini disclaims beneficial ownership except as to his pecuniary interest therein. Includes options to purchase 50,000 shares of common stock exercisable within 60 calendar days of February 28, 2007, all of which shares are vested at February 28, 2007.

(13) Represents an option to purchase 25,000 shares of common stock exercisable within 60 calendar days of February 28, 2007, all of which shares are vested at February 28, 2007.

(14) Includes options to purchase an aggregate of 2,624,974 shares of common stock exercisable within 60 calendar days of February 28, 2007, of which 2,598,724 shares are vested at February 28, 2007.

## EXECUTIVE COMPENSATION AND RELATED MATTERS

**Compensation Discussion and Analysis**

***Overview of Compensation Program and Philosophy***

Our executive compensation programs are designed to meet the following objectives:

- Attract and retain qualified executives with a view to the highly competitive nature of the marketplace in the Silicon Valley and other areas in which we may seek executive talent;
- Provide an executive compensation structure that is not only competitive in our geographic and industry areas, but is internally equitable and consistent based on the level of responsibilities for each executive position;
- Motivate our executives to perform to the best of their abilities; and
- Align our financial results and compensation paid to executive officers with a goal to achieve our company's current year and longer-term strategic business goals.

These objectives fit within our overall compensation philosophy by helping to continuously improve our company's performance, secure the future potential of our business, enhance stockholder value, provide proper compliance with regulatory and related requirements, and create a cohesive executive team.

To meet these objectives, we have implemented an executive compensation program based on the following policies:

- Pay cash compensation in the form of executive base pay that is competitive with the practices of other leading high technology companies; and
- Pay for performance:
  - by providing long-term, significant incentives in the form of equity compensation awards, which include performance shares (also referred to as "restricted stock units"), stock options and or stock appreciation rights (also referred to as "SARs"), in order to retain those individuals with the leadership abilities necessary for increasing long-term stockholder value; and
  - through a management bonus plan that is based upon shorter-term incentives.

The Compensation Committee of our Board of Directors is responsible for ensuring compliance with these objectives and policies and, accordingly, is empowered to review and approve the annual compensation arrangements with our company's executive officers, including annual base salary, annual incentive bonus, equity compensation, and other benefits or compensation. Our executive team is comprised of the Chief Executive Officer, President and Chief Operating Officer, Executive Vice President and Chief Financial Officer, Senior Vice President and General Counsel, Senior Vice President – General Manager/Service Provider Group, Senior Vice President of Sales and Marketing, and Senior Vice President of Operations.

Throughout this proxy statement, our executive team is referred to as the "executive officers" and includes our "Named Executive Officers."

***Role of our Compensation Committee***

Our Compensation Committee approves, administers and interprets our executive compensation and benefits plans and policies, including our stockholder-approved Amended and Restated 1997 Stock Plan. Our Compensation Committee is appointed by our Board of Directors, and consists entirely of directors who are independent for purposes of the listing standards of the Nasdaq Global Market, "outside directors" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, and "non-employee directors" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended. Our Compensation Committee is comprised of Armas Clifford Markkula, Robert Maxfield and Richard Moley, and is chaired by Mr. Maxfield. Our Compensation Committee operates under a written charter adopted by our Board of Directors which is available at the investor relations section of our website at www.echelon.com. The Compensation Committee met on three occasions in 2006.

Role of Executive Officers in Compensation Decisions

Our Chief Executive Officer and Chief Operating Officer review the performance of each other officer, including the Named Executive Officers (with our Chief Executive Officer reviewing the performance of our Chief Operating Officer), and present their findings to our Compensation Committee, together with recommendations for compensation structures applicable to the subject year. The Compensation Committee alone or in consultation with the full Board of Directors reviews our Chief Executive Officer's performance. The Compensation Committee considers these findings and recommendations, but makes its own final determinations. This review process is generally conducted twice each year: first, in advance of annual salary adjustments and the adoption of the annual management bonus program described below, and second, in connection with the annual equity compensation award.

Role of Compensation Consultants

The Compensation Committee has the authority to engage its own independent advisors to assist in carrying out its responsibilities. For example, in 2006, the Compensation Committee engaged Compensia, a management compensation consulting firm, regarding key trends and observations for executive equity compensation practices by peer companies. This independent compensation consultant did not provide any other services to our company and received compensation only with respect to the services provided to the Compensation Committee.

***Elements of Compensation***

Our executive officers' compensation, as is the case with all of our officers, has three primary components:

- base salary;
- participation in the management bonus plan; and
- participation in the annual equity compensation award.

In addition, we provide our executive officers with employee benefits that are generally available to all salaried employees in the geographical location in which they are based. We do not provide pension arrangements, post-termination payments, deferred compensation or other similar benefits to our executive officers, except that in the case of our Senior Vice President–General Manager/Service Provider Group, who is employed by our Netherlands subsidiary, we provide termination and pension payments as mandated by Dutch law.

We believe that this combination of elements provides an appropriate mix of fixed and variable pay, balances short-term operational performance with long-term stockholder value, and facilitates executive recruitment and retention.

Base Salaries

Base salaries are designed to meet competitive norms and reward exemplary performance on an annual basis. We rely on data from the Radford Survey, a third-party compensation survey, as well as general market sources, to compare base salaries against those for high-tech companies with similar sales volumes and located in the same geographic area. The Radford Survey reviewed by the Compensation Committee in 2006 included peer group information regarding salaries, equity compensation awards for new hires and existing employees, including officers, and non-statutory benefits for 197 companies identified as peer group companies. We target salaries to be in approximately the 75th percentile of peer group companies.

For the fiscal year ended December 31, 2005, we experienced a net loss as we continued to invest in our Networked Energy Services (NES) products. During 2006, management expected our company to continue to invest in our NES products and expected our company to (and in fact, we did) realize a net loss for the fiscal year ended December 31, 2006. As a result, after considering the projected financial performance of our company at the time, and taking into account the recommendations of our Chief Executive Officer and Chief Operating Officer, the Compensation Committee determined generally to limit salary increases for our employees, including our executive officers, to an increase of approximately four percent from 2005 to 2006.

Management Bonus Plan

We have a management bonus plan that is intended to motivate key members of management, including our executive officers, to perform well and achieve shorter-term company objectives. The amount of the management bonus is determined based on each manager's expected contribution to the overall outcome of our company's performance objectives, and also reflects market conditions. The management bonus may be paid in cash or other forms of compensation, including performance shares, and may impose vesting requirements, as determined by our Compensation Committee in its discretion. The management bonus plan was approved by our stockholders in May 2004.

After reviewing the recommendations of our Chief Executive Officer and Chief Operating Officer, the Compensation Committee selects which of our employees (and employees of our subsidiaries) will be eligible to receive awards under the management bonus plan. The actual number of employees who will be eligible to receive an award under the plan in any year cannot be determined in advance because the Compensation Committee has the discretion to select the participants. However, it is expected that approximately 25 employees would participate in the plan in any year, for each performance period. The

Compensation Committee will assign a target award and goals that must be achieved before an award will actually be paid to a participant. The award may be expressed as a percentage of the participant's salary, or may be designated as a dollar amount or based on some other metric as determined by the Compensation Committee. Performance metrics might include cash position, earnings per share, individual objectives, net income, operating cash flow, operating income, return on assets, return on equity, revenue, total stockholder return, or other metrics.

Our Board of Directors may amend or terminate the management bonus plan at any time and for any reason. Any such amendment will be submitted for stockholder approval to maintain the plan's compliance with section 162(m).

Because our company experienced a net loss in 2005 and we anticipated the loss we ultimately realized for 2006, management recommended and the Compensation Committee determined that it would be in the best interests of our company and our stockholders to conserve our cash by not paying a bonus in cash for executive performance in 2006. Consistent with our compensation philosophy to motivate our officers, the Compensation Committee determined that it was imperative to continue to motivate our executive officers and other officers during the 2006 projected downturn in financial performance. Accordingly, the Compensation Committee determined to create a non-cash management bonus that would reward our officers for continuing to use their best efforts for our company over an extended period of time. The Compensation Committee determined that the overall amount of the non-cash bonus paid to each manager should be less than an amount that it might determine to pay if our company were expected to have a profitable year. To accomplish this goal, in January 2006 the Compensation Committee approved a management bonus plan for 2006 that established individual management bonus amounts. Under the management bonus plan, each manager, including each executive officer, was contingently granted a right to receive shares of our company's common stock, designated as "performance shares," in an amount equal to (a) 50% of the bonus amount that we would have expected to pay to such manager in cash had we expected our company to have a profitable year, divided by (b) the closing price of Echelon's stock on February 1, 2006. The performance shares would be payable on February 1, 2008, subject to such manager continuing to be employed by our company on that date. In addition, if all of the other conditions to payment of the performance shares are met as of February 1, 2008, we will withhold from each manager a portion of the performance shares that have an aggregate market value sufficient to pay the minimum federal, state and local income and other applicable taxes required to be withheld by our company. This mandatory "net issuance" of performance shares will result in less dilution to our stockholders than if the full number of shares were withheld and then a portion of the shares were sold to pay such tax obligations.

We expect that in the future, as we project that our company will again achieve profitability, the Compensation Committee will consider imposing specific financial performance metrics under the management bonus plan. For example, the management bonus plan for 2007, while also payable in performance shares, imposes a requirement that within three years from the date of grant, our company must achieve at least two consecutive quarters of profitability, calculated on a non-GAAP basis excluding equity compensation and extraordinary expense.

***Amended and Restated 1997 Stock Plan***

Approved by Echelon's stockholders at our 2004 annual meeting, the Amended and Restated 1997 Stock Plan provides for the grant of the following types of incentive awards: (1) stock options, (2) stock purchase rights, (3) stock appreciation rights and (4) performance units and performance shares. The plan allows for awards to be made to employees, directors and consultants who provide services to Echelon and its subsidiaries. Options may be granted as either nonqualified stock options or incentive stock options under the plan and generally must be exercised within three months following a service provider's termination other than for death or disability. Stock appreciation rights may be granted alone or in tandem with stock options. A stock appreciation right is the right to receive the appreciation in fair market value of common stock between the exercise date and the date of grant, and the appreciation may be paid by our company in either the form of cash or shares of our common stock. Following a participant's termination from our company, he or she will only be able to exercise the vested portion of the stock appreciation right for the period of time stated in the award agreement, which is generally three months following termination other than for death or disability. Stock purchase rights are awarded pursuant to agreements that grant Echelon the right to repurchase shares granted to a participant that remain subject to a restriction upon termination of the participant's service with our company for any reason. The restrictions on vesting may be whatever our company determines to be appropriate, including specific performance goals. Performance units and performance shares are awards that will result in payment to a participant only if specified performance goals or other vesting criteria are met or the awards otherwise vest. Performance units have a dollar value established by our company on the date of grant and performance shares have an initial value equal to the fair market value of a share of our common stock on the date of grant.

As of February 28, 2007, a total of 16,622,810 shares of our common stock are reserved for issuance under the 1997 Stock Plan, with 8,443,412 of such shares subject to outstanding awards granted under the 1997 Stock Plan and 8,179,398 of such shares remaining available for new awards to be granted in the future.

Equity Compensation, including Grant Policies

Our Compensation Committee regularly monitors the environment in which we operate and makes changes to our equity compensation program to help us meet our goals, including achieving long-term stockholder value. We use various forms of equity compensation to motivate and reward long-term performance and encourage our employees to participate in the ownership of our company. We have granted awards based on options, stock appreciation rights, or SARs, and performance shares, each of which carries a vesting requirement. Our Compensation Committee is empowered by our Board of Directors and the provisions of our 1997 Stock Plan to grant awards under the Plan. In addition, our Board of Directors has delegated to a stock option committee comprised solely of our Chief Executive Officer a limited power to make equity compensation awards. Our Chief Executive Officer is empowered to grant stock options, performance shares and/or SARs under our 1997 Stock Plan, only to non-executive officer employees of our company, up to a maximum of 25,000 shares per employee per year and an aggregate limit of 250,000 shares per year. Any equity compensation awards to executive officers or to any employee in excess of 25,000 shares in any year must be approved by the Compensation Committee or the Board of Directors.

Our Board of Directors and Compensation Committee have not adopted formal policies regarding the timing of granting equity compensation awards. For example, the Compensation Committee has not established a set date for the annual equity compensation award, but rather, has acted in a timely manner following management's review of employee performance for this purpose. Equity compensation grants are typically approved by the Compensation Committee at scheduled meetings of the Committee, rather than by written consent. The timing of meetings is driven by the Committee's need to conduct particular business, such as an equity compensation grant, and not by our company's stock price. The exercise price or calculation price used in connection with any equity compensation grant is determined as the closing price for our company's common stock on Nasdaq on the date of the meeting at which the grant is approved, or on a predetermined future date. For example, grants for newly hired employees are effective as of the later of the date of approval or the new employee's start date. Also, it is the Compensation Committee's intention that each equity compensation award will be made on a date on which our company's internal "trading window" is open. For example, the Compensation Committee approved the award of performance shares for the 2006 management bonus plan on January 20, 2006. Because our company's trading window was not then open, the Committee provided for the performance shares to automatically be granted on February 1, 2006. If a grant is approved by unanimous written consent, it will become effective and be priced as of the date the last signature is obtained, or as of a predetermined future date. The Compensation Committee has not granted, nor does it intend in the future to grant, equity compensation awards in anticipation of the release of material nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative earnings announcement. Similarly, our Compensation Committee has not timed, nor does it intend in the future to time, the release of material nonpublic information based on equity award grant dates.

On an annual basis, our Compensation Committee approves an annual equity compensation award to our employees, including our executive officers, under our 1997 Stock Plan. We intend that equity awards granted under our 1997 Stock Plan will offer long-term incentives to our employees to remain with our company and continue to perform well, and will reward each of our employees, including our executive officers, by participating in our company's success. We regard our equity award program as an important tool for retaining and motivating our employees.

Historically, we granted equity awards to our employees in the form of stock options. However, because of the evolution of the accounting treatment of certain types of awards, particularly as a result of SFAS 123R, *Share Based Payment*, which requires a company to recognize as an expense the fair value of stock options and other stock-based compensation granted to employees, our Compensation Committee has determined that it is in the best interests of our stockholders to consider issuing forms of equity compensation other than stock options in order to limit to the extent possible the amount of compensation expense our company must record and the resultant negative impact on our earnings and earnings per share.

In 2006, the Compensation Committee reviewed recommendations presented by management, and also consulted with Compensia, the independent management compensation consulting firm that it had retained, regarding key trends and observations for equity compensation practices by peer companies. After reviewing these recommendations and trends, the Compensation Committee elected to grant equity compensation awards in an overall amount that was reduced from the 2005 equity compensation grant.

In addition, the 2006 award did not consist of stock options, but rather consisted of two components: (i) stock appreciation rights, or SARs, and (ii) performance shares. Each SAR entitles the employee to exercise the SAR in exchange for shares of our common stock, less applicable withholding tax obligations, determined by (1) multiplying (A) the difference between the fair market value of a share of our common stock on the date of exercise over the stated exercise price of the SAR, times (B) the number of shares with respect to which the SAR is exercised; and (2) dividing the product of (A) and (B) by the fair market value of a share of our common stock on the date of exercise. Thus, as with stock options, employees are able to profit from stock options only if our stock price increases in value over the SAR's stated exercise price. We believe that the use of these stock-settled SARs will provide our company with an appropriate employee retention and motivation tool, but will result in considerably less dilution to our stockholders than if we issued stock options or did not mandate a "net exercise." We also believe that the use of performance shares provides a more predictable value to employees than stock options, and therefore they are an efficient tool to retain and motivate employees, while also serving as an incentive to increase the value of our common stock. Performance shares also may be efficient with respect to the use of our 1997 Stock Plan share reserves because, as explained below, we believe that fewer performance shares are needed to provide a retention and incentive value similar to stock options.

The amount of the equity compensation award to each employee, including each executive officer, was determined based on information obtained from management (and in the case of our Chief Executive Officer, the Board of Directors), with a view to motivating the employee to perform well, while meeting internal and external competitive norms. In 2006, the Compensation Committee allocated to each executive officer a dollar amount of equity compensation that was deemed appropriate based on the information and recommendations obtained by the Compensation Committee. For each executive officer, half of that allocated amount (the "SAR amount") was then granted in SARs, determined by dividing the SAR amount by the fair market value of our common stock on the date of grant. The balance of each executive officer's award amount was allocated to performance shares on a three-to-one ratio, so that the executive would receive only one third the number of performance shares when compared to SARs. While both SARs and performance shares are subject to vesting over a four-year period, the Compensation Committee realized that performance shares retain value even if the market price of our common stock at the time the shares are issued is less than the market price at the time of grant. Thus, the Compensation Committee determined that it would be appropriate to grant performance shares on a pro rated basis when compared with SARs. The one-for-three ratio was determined based on a review of market data presented by the Compensation Committee's compensation consultant, as well as other generally available market information.

With respect to the 2006 equity compensation award for our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, the Compensation Committee also imposed an additional company performance requirement for the performance shares to be issued to each of those executive officers as part of the annual award. This supplemental performance requirement is that our company must have achieved cumulative profitability over four (4) consecutive quarters, calculated on a non-GAAP basis, excluding equity compensation or any other extraordinary expense, as reasonably determined by the Compensation Committee at a point in time during the four year time-based vesting period. If the performance requirement is met, then the time-based vesting will be credited as of such date and will continue on the original vesting schedule. If the performance requirement is not achieved during the four year time-based vesting period, then the performance shares granted to each of our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer will not vest and will be returned to our 1997 Stock Plan.

In 2006, no special retention grants were made to any of our company's officers.

***Generally Available Benefits Programs***

We also offer a number of other benefits to our employees, including our executive officers, including medical, dental and vision insurance, long-term and short-term disability insurance, life and accidental death and dismemberment insurance, health and dependent care flexible spending accounts, wellness programs, educational assistance, and employee assistance programs. We also maintain a tax-qualified 401(k) Plan, which provides for broad-based employee participation. Our company does not offer matching for 401(k) Plan contributions, nor does our company offer a pension program, except as mandated by local laws.

We believe that the availability of these benefits programs generally enhances employee productivity and loyalty to our company. The main objectives of our benefits programs are to give our employees access to quality healthcare, financial protection from unforeseen events, assistance in achieving retirement financial goals, and enhanced health and productivity. These generally available benefits typically do not specifically factor into decisions regarding an individual executive's total compensation or equity award package. Mr. Oshman, our Chief Executive Officer, from time to time uses private air travel services for company business for himself and any employees that accompany him. We reimburse Mr. Oshman for the cost of first class commercial air travel services, which net outlays have not been material.

***Chief Executive Officer Compensation for 2006***

The Compensation Committee, in consultation with our Board of Directors, sets our Chief Executive Officer's compensation in accordance with the foregoing principles. For 2006, our Chief Executive Officer received a low salary when compared to other officers of our company and our peer companies. However, the Compensation Committee has determined that in the case of Mr. Oshman, weighting our Chief Executive Officer's compensation very heavily towards equity compensation is an appropriate method to align his interests with our company's long-term goals and the interests of our stockholders.

***Employment Arrangements***

Generally, none of our executive officers is subject to an employment or comparable agreement. However, our Senior Vice President–General Manager/Service Provider Group, Fredrick Bruggink, is the subject of an employment agreement in accordance with Dutch law with our Netherlands subsidiary, Echelon BV. Under Dutch law, if Mr. Bruggink's employment is terminated unilaterally by our company prior to the Dutch statutory retirement age, a severance payment, which is typically paid in a lump sum, will be calculated as the product of (A) the number of the employee's years of employment (provided that when the employee is between 40 and 50 years of age, each year is considered as 1.5 employment years, and when the employee is above 50 years of age, each year is considered as 2 employment years,) multiplied by (B) the employee's average gross monthly earnings (fixed salary including holiday allowance) over a certain immediately preceding period (typically one year), and multiplied by (C) a factor between 0 and 2 (which is normally 1) based on the employee's perceived "culpability" for the termination. Under Dutch law, the period in clause (B) and the factor in clause (C) are to be mutually agreed by the employer and the employee, provided that if agreement is not reached, then the issues will be submitted to the Director of the Centre of Labor & Income or the Cantonal Court (Kantongerecht) in the Netherlands.

In addition, our Senior Vice President and General Counsel, Kathleen Bloch, is the subject of an agreement that provides that in the event our company is acquired or otherwise the subject of a change in control merger (meaning a merger of our company into another corporation or the sale of substantially all of the assets of our company) and her employment is either involuntarily terminated or she is not named to a comparable position in the successor company, then any then-unvested stock options issued to her during her first four years of employment with our company (which four year period ended in February 2007) will vest at the time of the change in control.

## Compensation Committee Report

*The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that Echelon specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.*

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis for fiscal 2006. Based on the review and discussions, the Compensation Committee recommended to the Board of Directors, and the Board of Directors has approved, that the Compensation Discussion and Analysis be included in Echelon's Proxy Statement for its 2007 Annual Meeting of Stockholders.

This report is submitted by the Compensation Committee of the Board of Directors of Echelon.

Armas C. Markkula, Jr.
Robert R. Maxfield, Chairman
Richard M. Moley

## Summary Compensation for Fiscal 2006

The following table shows compensation information for fiscal 2006 for the named executive officers (the "Named Executive Officers"):

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Stock Awards ($) (1) | Option Grants ($) (1) | Non-Equity Incentive Plan Compensation ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|
| M. Kenneth Oshman ............. *Chairman of the Board and Chief Executive Officer* | 2006 | 100,000 | — | 272,515 | 235,978 | — | — | 608,493 |
| Oliver R. Stanfield ................ *Executive Vice President & Chief Financial Officer* | 2006 | 329,583 | — | 118,276 | 84,003 | — | — | 531,862 |
| Frederik H. Bruggink (2)........ *Senior Vice President and General Manager - Service Provider Group* | 2006 | 363,374 | 24,028 (3) | 71,374 | 58,802 | — | 41,429 (4) | 559,007 |
| Beatrice Yormark.................. *President and Chief Operating Office* | 2006 | 329,583 | — | 118,276 | 84,003 | — | — | 531,862 |
| Kathleen B. Bloch................. *Senior Vice President and General Counsel* | 2006 | 326,000 | — | 67,829 | 58,802 | — | — | 452,631 |

(1) Reflects the dollar amount recognized for financial statement reporting purposes (disregarding an estimate of forfeitures) for fiscal 2006, in accordance with SFAS 123R, and thus may include amounts for awards granted in and prior to 2006. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 16, 2007. These amounts do not correspond to the actual value that will be recognized by the Named Executive Officers.

(2) Mr. Bruggink's compensation consisting of salary, bonus, and amounts included in "All Other Compensation" was paid in euros. Translation of compensation into U.S. dollars is made using the exchange rate in effect on the date of payment.

(3) This bonus payment was granted by our Board of Directors to Mr. Bruggink in recognition of his contributions to our NES business in fiscal 2005.

(4) Includes €9,650 (approximately $12,508) contribution to private pension plan and car allowance of €23,040 (approximately $28,921). Does not include €863 (approximately $1,060) paid in the fiscal year ended December 31, 2006 and earned in the fiscal year ended December 31, 2005.

## Grants of Plan-Based Awards in 2006

The following table presents information concerning each grant of an award made to a Named Executive Officer in fiscal 2006 under any plan. All awards were granted under our 1997 Stock Plan.

| | | | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards(1) | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | All Other Option Awards: Number of Shares of Stock or Units (#)(4) | Exercise or Base Price of Option Awards ($/Sh) | Closing Price on Grant Date ($/Sh) | Grant Date Fair Value of Stock and Option Awards ($)(5) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Name | Grant Date | Approval Date | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | | | | |
| M. Kenneth Oshman...... | 02/01/2006 | 01/20/2006 | — | — | — | — | — | — | 33,259 (2) | — | — | 9.02 | 299,996 |
| | 10/31/2006 | 10/31/2006 | — | — | — | — | — | — | — | 56,250 | 8.43 | 8.43 | 201,780 |
| | 10/31/2006 | 10/31/2006 | — | — | — | — | 18,750 | — | — | — | — | 8.43 | 158,063 |
| Oliver R. Stanfield......... | 02/01/2006 | 01/20/2006 | — | — | — | — | — | — | 9,977 (2) | — | — | 9.02 | 89,993 |
| | 10/31/2006 | 10/31/2006 | — | — | — | — | — | — | — | 37,500 | 8.43 | 8.43 | 134,521 |
| | 10/31/2006 | 10/31/2006 | — | — | — | — | 12,500 | — | — | — | — | 8.43 | 105,375 |
| Frederik H. Bruggink..... | 02/01/2006 | 01/20/2006 | — | — | — | — | — | — | 8,377 (2) | — | — | 9.02 | 75,561 |
| | 10/31/2006 | 10/31/2006 | — | — | — | — | — | — | — | 26,250 | 8.43 | 8.43 | 94,164 |
| | 10/31/2006 | 10/31/2006 | — | — | — | — | — | — | 8,750 (3) | — | — | 8.43 | 73,763 |
| Beatrice Yormark .......... | 02/01/2006 | 01/20/2006 | — | — | — | — | — | — | 9,977 (2) | — | — | 9.02 | 89,993 |
| | 10/31/2006 | 10/31/2006 | — | — | — | — | — | — | — | 37,500 | 8.43 | 8.43 | 134,521 |
| | 10/31/2006 | 10/31/2006 | — | — | — | — | 12,500 | — | — | — | — | 8.43 | 105,375 |
| Kathleen B. Bloch.......... | 02/01/2006 | 01/20/2006 | — | — | — | — | — | — | 5,543 (2) | — | — | 9.02 | 49,998 |
| | 10/31/2006 | 10/31/2006 | — | — | — | — | — | — | — | 26,250 | 8.43 | 8.43 | 94,164 |
| | 10/31/2006 | 10/31/2006 | — | — | — | — | — | — | 8,750 (3) | — | — | 8.43 | 73,673 |

(1) The target amounts shown reflect estimated payouts pursuant to performance share grants, the vesting of which is subject to specific performance requirements of our company. The performance requirement is such that we must have achieved (calculated as of the date of announcement of our quarterly earnings) cumulative profitability over four consecutive quarters, calculated on a non-GAAP basis excluding equity compensation or any other extraordinary expense, as reasonably determined by the Compensation Committee of our Board of Directors, at some point during the four year time-based vesting period. If the performance requirement is met, then the time-based vesting will be credited as of such date and will continue on the original schedule. The original vesting schedule is that one-fourth of the shares will vest on October 31, 2007 and each yearly anniversary thereafter. If the performance requirement is never achieved during the four year time-based vesting period, then the performance shares granted will not vest and will be returned to our 1997 Stock Plan. If all or substantially all of our stock or assets are acquired, then the performance requirement will automatically be eliminated, but the time-based vesting will continue. Vesting is also subject to the employee's continued employment with our company through the applicable vesting date.

(2) Reflects a performance share grant under our 1997 Stock Plan. Such grant vests as to 100% of the shares on February 1, 2008.

(3) Reflects a performance share grant under our 1997 Stock Plan. Such grant vests as to one-fourth of the shares on October 31, 2007 and each yearly anniversary thereafter.

(4) The amounts shown reflect grants of stock appreciation rights under our 1997 Stock Plan. Such grants vest as to one-fourth of the shares on October 31, 2007 and each yearly anniversary thereafter.

(5) Reflects the grant date fair value of each equity award computed in accordance with SFAS 123R. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 16, 2007. These amounts do not correspond to the actual value that will be recognized by the Named Executive Officers.

## Outstanding Equity Awards at 2006 Fiscal Year-End

The table below shows all outstanding equity awards held by the Named Executive Officers at the end of our fiscal year ended December 31, 2006. All awards were granted under our 1997 Stock Plan.

| | | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Number of Securities Underlying Unexercised Options (#) | | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options | Option Exercise Price | Option | Number of Shares or Units of Stock That Have Not Vested | Market Value of Shares or Units of Stock That Have Not Vested | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested |
| Name | Grant Date | Exercisable | Unexercisable | (#) | ($) | Expiration Date | (#) | ($) (5) | (#) | ($) (5) |
| M. Kenneth Oshman | 02/23/2001 | 250,000 (1) | — | — | 16.69 | 02/23/2011 | — | — | — | — |
| | 02/22/2002 | 200,000 (1) | — | — | 16.35 | 02/22/2012 | — | — | — | — |
| | 05/21/2003 | 120,000 (1) | — | — | 12.91 | 05/21/2008 | — | — | — | — |
| | 03/17/2004 | 120,000 (1) | — | — | 10.89 | 03/17/2009 | — | — | — | — |
| | 08/15/2005 | 37,500 (2) | 112,500 (2) | — | 8.19 | 08/15/2010 | — | — | — | — |
| | 10/31/2006 | — | 56,250 (3) | — | 8.43 | 10/31/2011 | — | — | — | — |
| | 01/25/2005 | — | — | — | — | — | 36,928 (4) | 295,424 | — | — |
| | 02/01/2006 | — | — | — | — | — | 33,259 (6) | 266,072 | — | — |
| | 10/31/2006 | — | — | — | — | — | — | — | 18,750 (7) | 150,000 |
| Oliver R. Stanfield | 04/10/2001 | 2 (1) | — | — | 11.61 | 04/10/2011 | — | — | — | — |
| | 04/10/2001 | 49,998 (1) | — | — | 11.61 | 04/10/2011 | — | — | — | — |
| | 02/22/2002 | 100,000 (1) | — | — | 16.35 | 02/22/2012 | — | — | — | — |
| | 05/21/2003 | 80,000 (1) | — | — | 12.91 | 05/21/2008 | — | — | — | — |
| | 03/17/2004 | 80,000 (1) | — | — | 10.89 | 03/17/2009 | — | — | — | — |
| | 08/15/2005 | 12,500 (2) | 37,500 (2) | — | 8.19 | 08/15/2010 | — | — | — | — |
| | 10/31/2006 | — | 37,500 (3) | — | 8.43 | 10/31/2011 | — | — | — | — |
| | 01/25/2005 | — | — | — | — | — | 11,079 (4) | 88,632 | — | — |
| | 08/15/2005 | — | — | — | — | — | 12,500 (8) | 100,000 | — | — |
| | 02/01/2006 | — | — | — | — | — | 9,977 (6) | 79,816 | — | — |
| | 10/31/2006 | — | — | — | — | — | — | — | 12,500 (7) | 100,000 |
| Frederik H. Bruggink | 04/10/2001 | 30,006 (9) | — | — | 11.61 | 04/10/2011 | — | — | — | — |
| | 04/10/2001 | 19,994 (9) | — | — | 11.61 | 04/10/2011 | — | — | — | — |
| | 02/22/2002 | 3,157 (10) | — | — | 16.35 | 02/22/2012 | — | — | — | — |
| | 02/22/2002 | 56,843 (10) | — | — | 16.35 | 02/22/2012 | — | — | — | — |
| | 09/20/2002 | 20,000 (10) | — | — | 10.52 | 09/20/2012 | — | — | — | — |
| | 05/21/2003 | 50,000 (10) | — | — | 12.91 | 05/21/2008 | — | — | — | — |
| | 03/17/2004 | 60,000 (10) | — | — | 10.89 | 03/17/2009 | — | — | — | — |
| | 04/22/2005 | 10,000 (11) | — | — | 8.52 | 04/22/2007 | — | — | — | — |
| | 08/15/2005 | 35,000 (12) | — | — | 8.19 | 08/15/2010 | — | — | — | — |
| | 10/31/2006 | — | 26,250 (3) | — | 8.43 | 10/31/2011 | — | — | — | — |
| | 01/25/2005 | — | — | — | — | — | 2,848 (4) | 22,874 | — | — |
| | 08/15/2005 | — | — | — | — | — | 8,750 (13) | 70,000 | — | — |
| | 02/01/2006 | — | — | — | — | — | 8,377 (6) | 67,016 | — | — |
| | 10/31/2006 | — | — | — | — | — | 8,750 (14) | 70,000 | — | — |

| | | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Number of Securities Underlying Unexercised Options (#) | | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) (5) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (5) |
| Name | Grant Date | Exercisable | Unexercisable | | | | | | | |
| Beatrice Yormark | 04/10/2001 | 2 (1) | — | — | 11.61 | 04/10/2011 | — | — | — | — |
| | 04/10/2001 | 49,998 (1) | — | — | 11.61 | 04/10/2011 | — | — | — | — |
| | 02/22/2002 | 100,000 (1) | — | — | 16.35 | 02/22/2012 | — | — | — | — |
| | 05/21/2003 | 80,000 (1) | — | — | 12.91 | 05/21/2008 | — | — | — | — |
| | 03/17/2004 | 80,000 (1) | — | — | 10.89 | 03/17/2009 | — | — | — | — |
| | 08/15/2005 | 12,500 (2) | 37,500 (2) | — | 8.19 | 08/15/2010 | — | — | — | — |
| | 10/31/2006 | — | 37,500 (3) | — | 8.43 | 10/31/2011 | — | — | — | — |
| | 01/25/2005 | — | — | — | — | — | 11,079 (4) | 88,632 | — | — |
| | 08/15/2005 | — | — | — | — | — | 12,500 (8) | 100,000 | — | — |
| | 02/01/2006 | — | — | — | — | — | 9,977 (6) | 79,816 | — | — |
| | 10/31/2006 | — | — | — | — | — | — | — | 12,500 (7) | 100,000 |
| Kathleen B. Bloch | 02/03/2003 | 20,000 (10) | — | — | 10.00 | 02/01/2013 | — | — | — | — |
| | 02/03/2003 | 130,000 (10) | — | — | 10.00 | 02/01/2013 | — | — | — | — |
| | 05/21/2003 | 1,667 (15) | — | — | 12.91 | 05/21/2008 | — | — | — | — |
| | 03/17/2004 | 5,217 (16) | — | — | 10.89 | 03/17/2009 | — | — | — | — |
| | 04/22/2005 | 9,556 (17) | — | — | 8.52 | 05/21/2008 | — | — | — | — |
| | 04/22/2005 | 54,783 (18) | — | — | 8.52 | 03/17/2009 | — | — | — | — |
| | 08/15/2005 | 8,750 (2) | 26,250 (2) | — | 8.19 | 08/15/2010 | — | — | — | — |
| | 10/31/2006 | — | 26,250 (3) | — | 8.43 | 10/31/2011 | — | — | — | — |
| | 01/25/2005 | — | — | — | — | — | 5,170 (4) | 41,360 | — | — |
| | 08/15/2005 | — | — | — | — | — | 8,750 (13) | 70,000 | — | — |
| | 02/10/2006 | — | — | — | — | — | 5,543 (6) | 44,344 | — | — |
| | 10/31/2006 | — | — | — | — | — | 8,750 (14) | 70,000 | — | — |

(1) This option was originally subject to vesting at the rate of one-fourth of the shares on the first anniversary of the grant date and monthly thereafter over the next 36 months. The vesting of this option was accelerated in full by our Board of Directors on September 17, 2004 to compensate for the optionee not being eligible to participate in an option exchange program pursuant to which eligible employees could exchange certain high priced options for new lower priced options (the "Option Exchange Program").

(2) This option is subject to vesting at the rate of one-fourth of the shares on August 15, 2006 and each one-year anniversary thereafter, subject to the employee's continued employment with our company.

(3) This stock appreciation right is subject to vesting at the rate of one-fourth of the shares on October 31, 2007 and each one-year anniversary thereafter, subject to the employee's continued employment with our company.

(4) This performance share grant is subject to vesting at the rate of 100% of the shares on January 1, 2007, subject to the employee's continued employment with our company.

(5) The market value is based on the $8.00 per share closing price of our common stock on December 29, 2006, the last market trading day in 2006.

(6) This performance share grant is subject to vesting at the rate of 100% of the shares on February 1, 2008, subject to the employee's continued employment with our company.

(7) This performance share grant is subject to vesting at the rate of one-fourth of the shares on October 31, 2007 and each one-year anniversary thereafter, subject to the employee's continued employment with our company and subject to the satisfaction of certain performance criteria. See "Grants of Plan-Based Awards in 2006," footnote (1).

(8) This performance share grant was originally for 16,667 shares and subject to vesting at the rate of one-fourth of the shares on August 15, 2006 and each one-year anniversary thereafter, subject to the employee's continued employment with our company. 4,167 of such performance shares were issued and released on August 15, 2006.

(9) This option is subject to vesting at the rate of one-fourth of the shares on the first anniversary of the grant date and monthly thereafter over the next 36 months, subject to the employee's continued employment with our company.

(10) This option was originally subject to vesting at the rate of one-fourth of the shares on the first anniversary of the grant date and monthly thereafter over the next 36 months. The vesting of this option was accelerated in full by our Board on November 18, 2005 to eliminate future stock compensation expense that we would otherwise have been required to recognize (the "2005 Option Acceleration Program").

(11) This option was issued in replacement of 50,000 option shares cancelled on October 21, 2004 pursuant to the Option Exchange Program. This option was originally subject to vesting as to all 10,000 shares on April 22, 2006. The vesting of this option was accelerated in full by our Board on November 18, 2005 pursuant to the 2005 Option Acceleration Program.

(12) This option is subject to vesting at the rate of one-fourth of the shares on August 15, 2006 and each one-year anniversary thereafter, subject to the employee's continued employment with our company. The option agreement permits exercise prior to full vesting, subject to the employee entering into a restricted stock purchase agreement with respect to unvested shares.

(13) This performance share grant was originally for 11,667 shares and subject to vesting at the rate of one-fourth of the shares on August 15, 2006 and each one-year anniversary thereafter, subject to the employee's continued employment with our company. 2,917 of such performance shares were issued and released on August 15, 2006.

(14) This performance share grant is subject to vesting at the rate of one-fourth of the shares on October 31, 2007 and each one-year anniversary thereafter, subject to the employee's continued employment with our company.

(15) This option represents the remaining 1,667 shares unexercised from the original 16,000 share option which was subject to vesting at the rate of one-fourth of the shares on the first anniversary of the grant date and monthly thereafter over the next 36 months. The vesting of these remaining option shares was accelerated in full by our Board of Directors on November 18, 2005 pursuant to the 2005 Option Acceleration Program.

(16) This option represents the remaining 5,217 shares unexercised from the original 60,000 share option which was subject to vesting at the rate of one-fourth of the shares on the first anniversary of the grant date and monthly thereafter over the next 36 months. The vesting of these remaining option shares was accelerated in full by our Board of Directors on November 18, 2005 pursuant to the 2005 Option Acceleration Program.

(17) This option was issued in replacement of 14,333 option shares cancelled on October 21, 2004 pursuant to our Option Exchange Program. This option was originally subject to vesting at the rate of 7,778 shares on April 22, 2006 and the remaining 1,778 shares monthly thereafter through December 22, 2006. The vesting of this option was accelerated in full by our Board of Directors on November 18, 2005 pursuant to the 2005 Option Acceleration Program.

(18) This option was issued in replacement of 54,783 option shares cancelled on October 21, 2004 pursuant to our Option Exchange Program. This option was originally subject to vesting at the rate of 31,250 shares on April 22, 2006 and the remaining 23,533 shares monthly thereafter through December 22, 2007. The vesting of this option was accelerated in full by our Board of Directors on November 18, 2005 pursuant to the 2005 Option Acceleration Program.

## Option Exercises and Stock Vested for Fiscal 2006

The table below shows all stock options exercised and value realized upon exercise, and all stock awards vested and value realized upon vesting, by the Named Executive Officers during the fiscal year ended December 31, 2006.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) (1) | Value Realized on Vesting ($) (2) |
| M. Kenneth Oshman | — | — | — | — |
| Oliver R. Stanfield | — | — | 4,167 | 33,711 |
| Frederik H. Bruggink | — | — | 2,917 | 23,599 |
| Beatrice Yormark | — | — | 4,167 | 33,711 |
| Kathleen B. Bloch | — | — | 2,917 | 23,599 |

(1) These shares were acquired on August 15, 2006 pursuant to the vesting and release of shares from the performance share grant of August 15, 2005.

(2) The market value is based on the $8.09 per share closing price of our common stock on August 15, 2006.

## Compensation Committee Interlocks and Insider Participation

During fiscal 2006, the following non-employee directors were members of Echelon's Compensation Committee: Armas C. Markkula, Jr., Robert R. Maxfield and Richard M. Moley. None of these directors has at any time been an officer or employee of Echelon. None of Echelon's executive officers serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on Echelon's Board of Directors or Compensation Committee.

## Policies and Procedures with Respect to Related Party Transactions

Our Corporate Governance Guidelines require our directors to take a proactive, focused approach to their position and to set standards that ensure that our company is committed to business success through the maintenance of the highest standards of responsibility and ethics. Thus, our Board of Directors is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present heightened risk of potential or actual conflicts of interest. Accordingly, as a general matter, it is Echelon's preference to avoid related party transactions.

The charter of our Audit Committee requires that the members of the Audit Committee, all of whom are independent directors, review and approve in advance all related party transactions for which approval is required under applicable law. Current SEC rules define a related party transaction to include any transaction, arrangement or relationship in which our company is a participant and in which any of the following persons has or will have a direct or indirect interest:

- an executive officer, director or director nominee of Echelon;
- any person who is known to be the beneficial owners of more than 5% of our common stock;
- any person who is an immediate family member (as defined in Item 404 of Regulation S-K) of an executive officer, director or director nominee or beneficial owner of more than 5% of our common stock; and
- any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person, together with any other of the foregoing persons, has a 5% or greater beneficial ownership interest.

## Certain Relationships

### *Loans to Employees*

On October 29, 2001, we loaned Russell Harris, our Senior Vice President of Operations, $1,000,000 to purchase a principal residence. Mr. Harris issued to us a promissory note secured by residential real estate. The note bears interest at the rate of 4.5% per annum, compounded monthly. The interest accruing under the note is due and payable in monthly installments over the nine year term of the note, and the principal is due and payable on October 29, 2010, subject to earlier repayment upon the occurrence of certain events. The terms of this loan have never been amended.

### *Agreements with ENEL*

In the second quarter of 2000, we entered into a research and development and technological cooperation agreement with ENEL Distribuzione SpA, an affiliate of ENEL S.p.A., or ENEL, under which we have been cooperating with ENEL to integrate our LONWORKS technology into ENEL's remote metering management project in Italy. Through this project, ENEL replaced its existing stand-alone electricity meters with networked electricity meters to 27 million customers throughout ENEL's service territory. Our shipments for the deployment phase of the ENEL project were substantially completed during 2005. As a result, revenues recognized by us from products and services sold to Enel and its designated manufacturers decreased from approximately $64.1 million during 2004 to approximately $26.9 million ($4.6 million of which was included in accounts receivable at December 31, 2005) to approximately $7.1 million in 2006.

Pursuant to a common stock purchase agreement, dated June 30, 2000, between our company and ENEL, ENEL agreed to purchase, for cash, three million newly issued shares of our common stock for a purchase price to be based on the average trading price prior to the closing (subject to a minimum price of $87.3 million and a maximum price of $130.9 million). The closing of this stock purchase occurred on September 11, 2000. Based on the average price of our common stock prior to that date, the total purchase price for the three million shares was $130.9 million and after deducting expenses associated with the transaction, we received $130.7 million. It was agreed that until the earlier of September 11, 2003 or 30 days following the termination of the research and development and technological cooperation agreement with ENEL Distribuzione, ENEL would not, except under limited circumstances, sell or otherwise transfer such shares. As a result, ENEL is now free to sell shares of our common stock. The stock purchase agreement also gives ENEL the right to nominate a member of our Board of Directors as long as ENEL owns at least two million shares of our common stock. As a condition to the closing of the stock purchase agreement, our directors and our Chief Financial Officer agreed to enter into a voting agreement with ENEL in which each of them agreed to vote the shares of our company's common stock that they beneficially own or control in favor of ENEL's nominee to our Board of Directors. M. Francesco Tatò served as ENEL's representative on our Board of Directors from September 2000 until June 2002. ENEL has not nominated a replacement for Mr. Tatò on our Board of Directors. In December 2005, ENEL transferred to a related entity, Enel Investment Holding BV, its three million shares of our common stock. To our knowledge, ENEL, through Enel Investment Holding BV, currently holds 3,000,000 shares of our common stock, representing 7.6% of our outstanding common stock as of February 28, 2007.

Pursuant to a registration rights agreement, dated September 11, 2000, between our company and ENEL, ENEL may, subject to certain conditions and limitations, request that we register the shares purchased under the common stock purchase agreement. In the event we elect to register any of our securities, ENEL may, subject to certain limitations, include the shares purchased under the common stock purchase agreement in such registration.

***Legal Services***

During fiscal year 2006, the law firm of Wilson Sonsini Goodrich & Rosati, P.C. acted as principal outside counsel to our company. Mr. Sonsini, a director of our company, is a member of Wilson Sonsini Goodrich & Rosati, P.C. We incur bills for legal services that vary from year to year depending upon our legal needs. In determining the independence of Mr. Sonsini, our Board of Directors reviews our relationship with Wilson Sonsini Goodrich & Rosati, P.C. in conjunction with the applicable independence guidelines under the applicable listing standards of the Nasdaq Global Market and SEC rules.

## OTHER INFORMATION

### Section 16(a) Beneficial Ownership Reporting Information

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors and persons who own more than 10% of a registered class of our equity securities to file certain reports with the SEC regarding ownership of, and transactions in, our securities. Such officers, directors and 10% stockholders are also required by the SEC to furnish us with copies of all Section 16(a) forms that they file.

Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that all filing requirements applicable to our executive officers, directors and more than 10% stockholders were complied with during the fiscal year ended December 31, 2006.

### No Incorporation by Reference

In Echelon's filings with the SEC, information is sometimes "incorporated by reference." This means that we are referring you to information that has previously been filed with the SEC and the information should be considered as part of the particular filing. As provided under SEC regulations, the "Report of the Audit Committee of our Board of Directors" and the "Compensation Committee Report" contained in this Proxy Statement specifically are not incorporated into any other filings with the SEC. In addition, this Proxy Statement includes several website addresses. These website addresses are intended to provide inactive, textual references only. The information on these websites is not part of this Proxy Statement.

### Stockholder Proposals—2008 Annual Meeting

Stockholders may present proposals for action at a future meeting if they comply with SEC rules and Echelon's bylaws. For additional details and deadlines for submitting proposals, see "*Deadline for Receipt of Stockholder Proposals*" in this Proxy Statement above. If you would like a copy of the requirements contained in our bylaws, please contact: Kathleen B. Bloch, Senior Vice President, General Counsel and Secretary, Echelon Corporation, 550 Meridian Avenue, San Jose, California 95126.

### Available Information

You may obtain a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 without charge by sending a written request to Echelon Corporation, 550 Meridian Avenue, San Jose, California 95126, Attention: Investor Relations. The annual report is also available online at www.echelon.com or the SEC's website at www.sec.gov.

## REPORT OF THE AUDIT COMMITTEE OF OUR BOARD OF DIRECTORS

*Notwithstanding any statement to the contrary in any of our previous or future filings with the SEC, this report of the Audit Committee of our Board of Directors shall not be deemed "filed" with the SEC or "soliciting material" under the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any such filings.*

The Audit Committee of our Board of Directors serves as the representative of our Board of Directors for general oversight of our financial accounting and reporting process, system of internal control, audit process, and process for monitoring compliance with laws and regulations. Our management has primary responsibility for preparing our financial statements and our financial reporting process. Our independent registered public accounting firm, KPMG LLP, is responsible for expressing an opinion on the conformity of our fiscal year 2006 audited financial statements to generally accepted accounting principles. In this context, the Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed the audited financial statements with our management, including a discussion of the quality and acceptability of the financial reporting, the reasonableness of significant accounting judgments and estimates and the clarity of disclosures in the financial statements. In connection with this review and discussion, the Audit Committee asked a number of follow-up questions of management and our independent registered public accounting firm to help give the Audit Committee comfort in connection with its review.

2. The Audit Committee has discussed with KPMG LLP the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU §380), as modified or supplemented.

3. The Audit Committee has received the written disclosures and the letter from our independent registered public accounting firm required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*), as modified or supplemented, and has discussed with them their independence.

4. Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, for filing with the SEC.

Our Board of Directors has adopted a written charter for the Audit Committee, a copy of which can be viewed at the investor relations section of our website at www.echelon.com. Each of the members of the Audit Committee is independent as defined under the listing standards of the National Association of Securities Dealers.

Audit Committee

Robert J. Finocchio, Jr., Chairman
Robert R. Maxfield
Betsy Rafael

## STOCK PRICE PERFORMANCE GRAPH

The graph below compares the cumulative total stockholder return on our common stock (assuming reinvestment of dividends) with the cumulative total return on the S&P 500 Index and the S&P 500 Information Technology Index (which is comprised of those companies in the information technology sector of the S&P 500 Index). The graph assumes that $100 was invested in our common stock on December 31, 2001 and in the S&P 500 Index and the S&P 500 Information Technology Index. Historic stock price performance is not necessarily indicative of future stock price performance.



TOTAL SHAREHOLDER RETURNS
150
100
50
0
Dollars
Dec01
Dec02
Dec03
Dec04
Dec05
Dec06
Years Ending
ECHELON CORP
S&P 500 INDEX
S&P 500 INFORMATION TECHNOLOGY INDEX

## OTHER MATTERS

As of the date hereof, our Board of Directors is not aware of any other matters to be submitted at the annual meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares they represent as our Board of Directors recommends or as they otherwise deem advisable.

**Voting via the Internet or by Telephone**

***For Shares Directly Registered in the Name of the Stockholder***

Stockholders with shares registered in their own names may vote those shares telephonically by calling 1-800-690-6903 (within the U.S. and Canada only, toll-free), or via the Internet at ADP Investor Communication Services' voting website (www.proxyvote.com).

***For Shares Registered in the Name of a Broker or a Bank***

A number of brokers and banks are participating in a program provided through ADP Investor Communication Services that offers telephone and Internet voting options. If your shares are held in an account with a broker or a bank participating in the ADP Investor Communication Services program, you may vote those shares telephonically by calling the telephone number shown on the voting form received from your broker or bank, or via the Internet at ADP Investor Communication Services' voting website (www.proxyvote.com).

***General Information for All Shares Voted via the Internet or by Telephone***

Votes submitted via the Internet or by telephone must be received by 11:59 p.m., Eastern Time, on Monday, May 14, 2007. Submitting your proxy via the Internet or by telephone will not affect your right to vote in person should you decide to attend the Annual Meeting. The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly. Stockholders voting via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the stockholder.

THE BOARD OF DIRECTORS

San Jose, California
April 9, 2007

(This page intentionally left blank.)

UNITED STATES

# SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

# FORM 10-K

**(Mark One)**

 **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2006**

**OR**

 **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from _________ to _________**

**Commission file number: 000-29748**

# ECHELON CORPORATION

(Exact name of registrant as specified in its charter)

| **Delaware** | **77-0203595** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification Number) |

**550 Meridian Avenue**
**San Jose, California 95126**
(Address of principal executive office and zip code)

**(408) 938-5200**
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock $0.01 par value

Name of each exchange on which registered: NASDAQ National Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2006, the last business day of the registrant's most recently completed second fiscal quarter, there were 39,531,336 shares of the registrant's common stock outstanding, and the aggregate market value of such shares held by non-affiliates of the registrant (based on the per share closing sale price of $7.49 of such shares on the Nasdaq National Market on June 30, 2006) was approximately $202.5 million. Shares of the registrant's common stock held by each executive officer and director and by each entity that owns 5% or more of the registrant's outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 28, 2007, 39,272,524 shares of the registrant's common stock, $.01 par value per share, were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

| Document | Parts Into Which Incorporated |
|---|---|
| Proxy Statement for the Annual Meeting of Stockholders to be held May 16, 2007 (Proxy Statement) | Part III |

**ECHELON CORPORATION**
**FORM 10-K**
**FOR THE YEAR ENDED DECEMBER 31, 2006**

**INDEX**

## FORWARD-LOOKING INFORMATION

*This report contains forward-looking statements within the meaning of the U.S. federal securities laws that involve risks and uncertainties. Certain statements contained in this report are not purely historical including, without limitation, statements regarding our expectations, beliefs, intentions or strategies regarding the future that are forward-looking. These statements include those discussed in Item 1, Business, including "General," "Markets" "Products and Services", "Product Development," "Marketing," and "Government Regulation" in Item 1A, Risk Factors, in Item 2, "Properties," in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, including "Critical Accounting Policies," "Results of Operations," "Off-Balance-Sheet Arrangements and Other Contractual Obligations," "Liquidity and Capital Resources," "Acquisitions," "Related Party Transactions," "Recently Issued Accounting Standards," "Equity Based Compensation," and "Factors That May Affect Future Results of Operations," and elsewhere in this report. In this report, the words "anticipate," "believe," "expect," "intend," "future," "moving toward" and similar expressions also identify forward-looking statements. Our actual results could differ materially from those forward-looking statements contained in this report as a result of a number of factors including, but not limited to, those set forth in the section entitled "Factors That May Affect Future Results of Operations" and elsewhere in this report. All forward-looking statements and reasons why results may differ included in this report are made as of the date of this report, and we assume no obligation to update any such forward-looking statement or reason why such results might differ.*

# PART I

## ITEM 1. BUSINESS

### General

Echelon was incorporated in California in 1988 and reincorporated in Delaware in 1989. We are an ISO 9001 certified company that develops, markets, and sells system and network infrastructure products that enable everyday devices — such as air conditioners, appliances, electricity meters, light switches, thermostats, and valves — to be made smart and inter-connected. Working together, products and systems equipped with our technology can monitor and save energy, lower costs, improve productivity and enhance service, quality, safety and convenience.

To the building, home, industrial, transportation, and other automation markets, we sell a suite of network infrastructure products to original equipment manufacturers (OEMs). OEMs "design in," or embed, our products into their products and systems in order to give their products local intelligence and networking capability. We call the products that we sell to OEMs our LONWORKS® Infrastructure, or "LWI", product line. Our LWI products include transceivers, control modules, routers, network interfaces, development tools, and software tools and toolkits. Representative customers include BOC Edwards, Fuji Electric, Honeywell, Invensys Intelligent Systems, Johnson Controls, NTT Data, Samsung, Schindler Elevator, Siemens, and TAC AB . By using our LWI products we believe OEMs can reduce their development time and expense and bring higher quality, more functional products to market than previously possible or than would be possible using alternative development approaches. Additionally, we believe the resulting products are also lower cost for end-users to install, maintain and operate.

For the electric utility industry we have developed an advanced metering infrastructure system that we call the Networked Energy Services (NES) system. The NES system provides a two-way information and control path between the utility and its customer, which we believe enables utilities to reduce operating costs; improve customer service; offer multiple tariff plans, including time-of-use metering and prepay metering; promote energy efficiency; better utilize distribution assets; improve grid quality and reliability; control loads and reduce peak demand; and respond more rapidly to changing customer and regulatory requirements. Our primary channel to market for the NES system is through value-added resellers (VARs). Examples of NES VARs include Telvent, ES Mätteknik, Gorlitz, and EVB. These VARs in turn add application software, project management, and other value-added services to provide utilities with complete advanced metering systems offerings. Representative end-use customers include Vattenfall and E.ON in Sweden, Nuon in the Netherlands, and Integral Energy in Australia.

For system integrators serving the street lighting, remote facility monitoring, and energy management markets, Echelon has developed the *i*.LON® Internet server family of products, which provides a low-cost, robust Internet interface and local control capability for remote devices and systems. We believe that the *i*.LON product family provides a compelling platform for these applications that can monitor and substantially reduce energy consumption, lower maintenance costs, and enhance safety and convenience. Representative VARs of *i*.LON based managed street lighting solutions include Streetlight Vision, Device Insight, Intron, and NetOne. Representative end-use customers include the City of Oslo, Norway and the City of Bremen, Germany.

We view the system infrastructure and network infrastructure product lines as two complementary halves of the same coin, tied together by a common theme of energy management. We believe that while each offering has substantial value on its own, that together they bring a more comprehensive and valuable solution to the end user and that, over time, our success in system infrastructure applications helps drive success in the network infrastructure applications and vis-a-versa. For example, we believe that utilities that adopt our NES system become better prospects for *i*.LON based street lighting systems and for in-home and in-building energy management applications based on our LWI products. We believe the same synergy is present for utilities that first adopt an *i*.LON based street lighting system. Likewise we believe that because our system products are built on our LWI products, the availability of home and commercial devices based on our LWI products represents an opportunity for utilities to extend the reach of energy management into homes and buildings.

**Markets**

We market our products and services primarily in North and South America, Europe, Japan, China and other selected Asia Pacific countries. Our principle target markets include the following:

*Electric Utilities*

We believe the worldwide electric metering industry is at the beginning of a transition from stand-alone meters or limited-function automatic metering reading (AMR) systems to advanced systems that offer two-way communication, multiple services over a common infrastructure to utilities and their customers, and the ability to add new functionality over time to "future proof" the system. While the timing and speed of the transition varies by geography and even within a given geography by utility, we believe that two principle factors are driving this change: opening markets, which motivates utilities to increase service quality and flexibility while lowering their cost-to-serve; and growing environmental concerns, which drive regulators and utilities toward time-of-use pricing, demand response, load shifting, and other programs to reduce peak-load.

To capitalize on this opportunity, Echelon developed the NES system. We launched the NES VAR channel and shipped the first release of our NES system products for use in trials in December 2003. In December 2005, the Swedish utility Vattenfall AB awarded a public tender for approximately 300,000 electric meters and associated networking infrastructure, with four options of up to approximately 100,000 meters each, to Telvent, one of our NES VARs. In January 2007, we announced that Vattenfall had exercised options for an additional 200,000 meters and associated networking infrastructure. We began shipping our NES products related to this award in 2006, and currently expect to complete shipments of the 500,000 meters ordered so far by the end of 2007. In January 2006, we announced that we had won a tender from Continuon Netbeheer, a leading Dutch utility grid operator and subsidiary of the Dutch utility Nuon, for a 25,000-meter deployment, which has subsequently been expanded to approximately 35,000 meters and associated networking infrastructure. Installations for this deployment began in 2006, and we expect they will be completed by the second half of 2007. In June 2006, the Swedish utility E.ON Sverige awarded a public tender for a deployment of 370,000 electric meters and associated networking infrastructure to ES Mätteknik, a NES reseller. Shipments under this award began in late 2006 and we expect them to continue through 2007 and into early 2008. In addition, throughout 2005 and 2006, we and our NES resellers announced or started many smaller pilot projects.

In June 2000, we began working with the Italian utility Enel to incorporate our technology into Enel's Contatore Elettronico project. Under this project, Enel replaced its existing stand-alone electricity meters with advanced, networked electricity meters at about 27 million of its customers' locations in Italy. We began shipping products to Enel for use in the project in late 2000, and increased those volumes through 2003. During 2004, our shipments under the Enel project decreased, and in 2005, we completed our scheduled deliveries under the deployment phase of the project. During 2006, we shipped limited spare parts to Enel and its designated meter manufacturers. Sales to Enel and its meter manufacturers accounted for 12.4% of our total revenues in 2006, 36.2% in 2005, and 58.3% in 2004.

*Building Automation.*

Our LWI product line is used by companies worldwide in most areas of the building automation industry, including access control; automatic doors; elevators; energy management; fire/life/safety; heating, ventilation, and air conditioning (HVAC); lighting; metering; security; and automated window blinds. We believe that our products are widely accepted because they lower installed system cost, reduce ongoing life-cycle costs, and increase functionality. We also believe that an increased global interest in reducing energy consumption — both to reduce cost and minimize impact to the environment — has become a driving force behind the adoption of our LWI and *i*.LON Internet server products. For example, using a LONWORKS building management system to integrate and optimize HVAC, lighting, security, and other subsystems, the new The Crown Estate headquarters building in London was able to achieve 33% less carbon dioxide emissions than that of a comparable building and was awarded the highest rating possible by BREEAM, a U.K. assessment method that rates the environmental performance of new and existing buildings. Our OEM customers in the building automation market include Honeywell, Invensys Intelligent Systems, Johnson Controls, Philips Lighting, Schindler Elevator, Siemens, TAC AB, and Yamatake. Sales to Honeywell, both direct and through distribution, accounted for approximately

11.0% of our total revenues in 2006.

*Industrial Automation*

Our LWI products are used in a wide range of industrial automation applications, including semiconductor fabrication plants, gas compressor stations, gasoline tank farms, oil pumping stations, water pumping stations, textile dyeing machinery, pulp and paper processing equipment, automated conveyor systems, and many other industrial environments. In such industrial installations, among other advantages, our control networks can replace complex wiring harnesses, reduce installation costs, eliminate expensive programmable logic controllers and distribute control among sensors, actuators and other devices, thereby reducing system costs, improving control and eliminating the problem of a single point of failure. For example, BOC Edwards, a leading supplier of vacuum pumping systems to the semiconductor industry, uses our products within certain vacuum pump products to replace complex wiring used to connect various motors, sensors, actuators, and displays. The same control network is extended to connect multiple pumping stations together in a semiconductor fabrication plant to form a complete pumping system. In addition to BOC Edwards, our OEM customers in the industrial automation market include Fuji Electric, Hitachi, Meissner & Wurst, and Yokagawa.

*Street Lighting*

The street lighting market, which we estimate contains on the order of 740 million street light poles worldwide, represents a large market opportunity for our LWI and *i*.LON Internet server products. Through the combination of our power line smart transceiver product built into ballasts to provide local intelligence and reliable networking, and our *i*.LON Internet server, which provides local control and remote Internet connectivity, LONWORKS based street lighting systems can greatly reduce energy consumption and cut maintenance costs through remote diagnostics and predictive failure reporting while enhancing safety and lighting quality. For example, the City of Oslo, Norway is in the process of replacing ballasts in 55,000 streetlights with electronic ballasts that communicate over existing power lines using Echelon's power line technology. Preliminary results have demonstrated energy reduction of over 50% and cost reductions on the order of 30%. Our OEM customers and reseller partners in the street lighting market include ABB, Device Insight, Kongsberg Analogic, Philips Lighting Control, SELC, and Streetlight Vision.

*Home Control*

While the market for home automation and control is still in its infancy, we believe that recent product innovations we have made to simplify the installation of such devices, coupled with a growing consumer demand for "green" products that can help them manage and reduce and control their energy costs, has created a new opportunity in the market for networked home control products. In response to this opportunity, in November 2006 we launched the Digital Home® Alliance. The Digital Home Alliance is designed to bring together a collection of companies that market networked home control products based upon Echelon's LONWORKS control networking technology and promote to consumers the value of the Digital Home Alliance logo as a mark of products that network together, are easy to install, and add value to consumers' lives.

*Transportation*

Our products are used in important transportation applications, including railcars, light rail, buses, motor coaches, fire trucks, naval vessels, and aircraft. Our control networks can be used in these transportation systems to improve efficiency, reduce maintenance costs, and increase safety and comfort. LONWORKS technology is one of the standards required by the New York City Transit Authority when evaluating replacement alternatives for its subway cars. Key OEMs in the transportation market include Bombardier, Kawasaki, New York Air Brake, and Siemens.

**Products & Services**

We offer a wide-ranging set of products and services. These products help our customers maximize development efficiency, minimize product cost, and maximize the opportunity to integrate across product lines and industry segments. Our products are built on a common technology base with sharing between products wherever possible.

Our LWI network infrastructure products include *transceivers*, *control modules*, *routers*, *network interfaces*, *development tools*, and *software tools and toolkits*. *Transceivers* and *control modules* are products that our OEM customers use to embed networking and intelligence into their products. In 2005, we announced a new embedded control networking platform, called Pyxos™ and in late 2006 we began deliveries of the first products based on this platform, which includes development tools and the Pyxos FT chip, which is designed to be built into the sensors and actuators embedded inside a machine. Sales of transceivers and control modules generated approximately 53.5% of our revenues during 2006, 38.1% of our revenues during 2005, and 24.8% of our revenues during 2004. *Routers* are used to control and partition network traffic, increasing the total throughput and speed of the system or to provide transparent support for multiple media, which makes it possible to signal between different types of media, such as twisted pair, power line, radio frequency, and optical fiber. *Network interfaces* are products that can be used to connect computers and controllers to a

LonWorks network. Our Mini EVK and NodeBuilder® *development* tools are designed to make it easy for OEMs to design our transceivers and control modules into their products and systems. Our *software tools and toolkits* include our LNS® network operating system, which provides a client-server platform for installing, maintaining, monitoring, and interfacing with LonWorks networks, and the LNS based LonMaker® Integration Tool, which built on the Microsoft Visio technical drawing package to give users a graphical, "drag and drop" environment for designing their network's control system.

Our system infrastructure products include the *i*.LON family of Internet servers and the NES system. Our *i*.LON products provide cost-effective, secure LAN, WAN, and Internet connectivity to everyday devices in control networks. The *i*.LON 100 Internet server also includes a number of capabilities specifically designed to simplify the implementation and increase the functionality of LonWorks based street lighting and remote facility monitoring and energy management applications. Our NES system is designed to provide the core networking infrastructure necessary to build and deploy an advanced metering system. It includes a family of digital electricity meters, a family of data concentrators, and the NES system software. NES electricity meters are designed to meet the needs of residential and light commercial users. Since electricity meters are measurement devices used to bill consumers many, but not all, countries require that meters be certified (or "homologated") by a recognized authority to verify their accuracy. As of December 31, 2006, NES meters had been homologated in 14 countries. The mechanical form-factor and characteristics also vary by country. Our initial set of NES meters conformed to the IEC standards used throughout most of Europe and parts of Asia. In 2006 we added additional products that meet the BS standards used in the UK and many former British Colonies, the AS standards used in Australia, and initial samples of meters that conform to the ANSI form-factor used throughout the United States and Canada. NES data concentrators reduce system cost by enabling all of the electricity on a given low voltage transformer to share a single wide area connection. Data concentrators are offered in different configurations based upon the number of meters that they are designed to manage. Data concentrators connect to the wide area network using an industry standard modem interface and communicate using Internet standard TCP/IP, allowing our resellers and their utility customers to select a wide variety of available connectivity options including GPRS (general packet radio service), GSM (Global System for Mobile communications), PSTN (public switched telephone networks), BPL (broadband over power line), WiFi, WiMax, Fiber Optic, Ethernet and others. The NES system software is enterprise software designed to allow our customers to quickly integrate the NES system into a utility's business processes and systems. Through the NES system software, the NES system, in effect, looks like a collection of web services and events, allowing a wide range of industry standard tools and operating environments to be used. The NES system software is designed to scale from low cost, single server implementations for small pilots, to large scale systems distributed physically and geographically across multiple servers to support millions of meters with high reliability, availability, and scalability requirements.

We also offer a variety of technical training courses covering our products and technology. These courses are designed to provide hands-on, in-depth and practical experience that can be used immediately by our customers to build products and systems based on our products. In some instances these classes are also licensed to third-parties in foreign markets who present them in the local language. Additionally, we offer a variety of computer-based training courses that can be taken over the Internet. We also offer telephone, e-mail, and on-site technical support to our customers on an annual contract or per-incident basis. We provide these support services to resolve customers' technical problems on a timely basis, ensure that our products will be used properly, and shorten the time required for our customers to develop products that use our technology.

**Product Development**

Our future success depends in large part on our ability to enhance existing products, reduce product cost, and develop new products that maintain technological competitiveness. We have made and intend to continue to make substantial investments in product development. We obtain extensive product development input from customers and by monitoring end-user needs and changes in the marketplace. We continue to make significant engineering investments in developing and enhancing our products and broadening the markets they serve.

Our total expenses for product development were $28.4 million for 2006, $25.1 million for 2005, and $25.3 million for 2004. Included in the 2006 and 2005 amounts were equity compensation amounts of $1.9 million and $143,000, respectively. In addition, of the $25.1 million of product development expenses incurred in 2005 and the $25.3 million incurred in 2004, approximately $37,000 and $580,000, respectively, related to amortization charges for intangible assets acquired in prior years. We anticipate that we will continue to commit substantial resources to product development in the future and that product development expenses may increase in the future. To date, we have not recorded any capitalized software development costs from our development efforts.

## Marketing

Our marketing efforts focus on creating awareness of our brand, the products and solutions that we offer, and the capabilities and benefits that they bring. We conduct an integrated marketing program comprised of press releases, brochures, published papers, case studies, participation in industry trade shows, speaking at industry conferences, webinars, advertising, direct mail, newsletters, our global website, and the LONWORLD® industry exhibition and conference. We have also formed and actively participate in two associations directly focused on the adoption of our products, LONMARK® International and the Digital Home Alliance, and participate in other relevant industry organizations such as the UPnP Forum.

## Sales and Distribution

In most regions of the world we market and sell our products and services using our direct sales organization, distributors, value-added resellers, and integration partners. We rely solely on distributors in certain markets in the Asia Pacific region, including Australia and Taiwan, and in Latin America, through our distributor in Argentina. Sales to EBV, our largest distributor and the sole independent distributor of our LWI products in Europe, accounted for 27.1% of our total revenues in 2006, 21.0% in 2005, and 14.4% in 2004.

We support our worldwide sales personnel with application engineers and technical and industry experts working in our headquarters. Outside the United States, direct sales, applications engineering, and customer support are conducted through our offices in China, France, Germany, Hong Kong, Italy, Japan, the Netherlands, South Korea, and the United Kingdom. Each of these offices is staffed primarily with local employees.

Our International sales include both export sales and sales by international subsidiaries and accounted for 65.5% of our total revenues for 2006, 77.1% of our total revenues for 2005, and 85.2% of our total revenues for 2004.

## Manufacturing

Our manufacturing strategy is to outsource production to third parties where it reduces our costs and to limit our internal manufacturing to such tasks as quality inspection, system integration, custom configuration, testing, and order fulfillment. We maintain manufacturing agreements with Cypress and Toshiba related to the Neuron® Chip. We also maintain manufacturing agreements with STMicroelectronics for production of our power line transceiver, with Cypress for production of our free topology transceiver, and with Cypress, On Semiconductor, and AMI Semiconductor for the production of certain other components we sell.

For most of our products requiring assembly, we use contract electronic manufacturers including WKK Technology, TYCO TEPC/Transpower, and Flextronics. These contract electronic manufacturers procure material and assemble, test, and inspect the final products to our specifications.

## Working Capital

As of December 31, 2006, we had working capital, defined as current assets less current liabilities, of $132.4 million, which was a decrease of approximately $25.1 million compared to working capital of $157.5 million as of December 31, 2005.

As of December 31, 2006, we had cash, cash equivalents, and short-term investments of $124.2 million, which was a decrease of approximately $30.3 million compared to a balance of $154.5 million as of December 31, 2005. Cash used in operating activities in 2006 of $20.7 million was primarily the result of our net loss of $24.4 million, a net increase in our operating assets and liabilities of $5.1 million, and an increase in accrued investment income of $446,000, all of which was partially offset by non-cash charges for stock-based compensation expenses of $4.9 million and depreciation and amortization expenses of $4.4 million.

## Competition

Competition in our markets is intense and involves rapidly changing technologies, evolving industry standards, frequent new product introductions, and changes in customer requirements. To maintain and improve our competitive position, we must keep pace with the evolving needs of our customers and continue to develop and introduce new products, features and services in a timely and efficient manner. The principal competitive factors that affect the markets for products include:

- our ability to anticipate changes in customer requirements and to develop new or improved products that meet these requirements in a timely manner;
- the price and features of our products such as adaptability, scalability, functionality, ease of use, and the ability to integrate with other products;

- our product reputation, quality, performance, and conformance with established industry standards;
- our customer service and support;
- warranties, indemnities, and other contractual terms; and
- customer relationships and market awareness.

In each of our markets, our competitors include both small companies as well as some of the largest companies in the electronics industry operating either alone or together with trade associations and partners. Our key competitors include companies such as Siemens in the building industry; Allen-Bradley (a subsidiary of Rockwell Automation), Groupe Schneider and Siemens in the industrial automation industry; Actaris, the Bayard Capital group of companies, DCSI, Elster, GE, IBM, Iskraemeco, Itron, Siemens, and Telenor in the utility industry; Siemens in the transportation industry; and Zensys in the home control market. Key industry standard and trade group competitors include BACnet, Konnex, and DALI in the buildings industry; Profibus, HART, and DeviceNet in the industrial control market; DLMS in the utility industry; Zigbee and the ZWave alliance in the home control market; and the Train Control Network (TCN) in the rail transportation market. Each of these standards and/or alliances is backed by one or more competitors. For example, the Zigbee alliance includes over 150 member companies with promoter members such as Eaton, Freescale, Motorola, Texas Instruments, STMicroelectronics, Ember, Siemens, Honeywell, Mitsubishi Electric, Samsung, Schneider Electric, Tendril, Huawei Technologies, and Philips.

Additionally, while our product implementations are proprietary to Echelon and often protected by unique, patented implementations, LONWORKS technology is open, meaning that many of our basic control networking patents are broadly licensed without royalties or license fees. For instance, all of the network management commands required to develop software that competes with our LNS software are published. As a result, our customers are capable of developing hardware and software solutions that compete with some of our products.

## Government Regulation

Many of our products and the industries in which they are used are subject to U.S. and foreign regulation as well as local, industry-specific codes and requirements. While we believe that changes in environmental regulations can benefit our sales due to the demonstrated ability of our products to reduce and better manage energy consumption, government regulatory action could also greatly reduce the market for our products or cause us to undertake significant development efforts to make our products compliant, as was the case with the Restriction of Hazardous Substances (RoHS) regulations that recently went into effect in Europe. Some of our competitors have also attempted to use regulatory actions to reduce the market opportunity for our products or to increase the market opportunity for their products. We have resisted these efforts and will continue to oppose competitors' efforts to use regulation to impede competition in the markets for our products.

## Proprietary Rights

We own numerous patents, trademarks, and logos. As of February 28, 2007, we had received 96 United States patents, and had 11 patent applications pending. Some of these patents have also been granted in selected foreign countries. Many of the specific patents that are fundamental to LONWORKS technology have been licensed to our customers with no license fee or royalties. The principal value of the remaining patents relates to our specific implementation of our products and designs.

We hold several trademarks in the United States, many of which are registered, including Echelon, LonBuilder®, LONMARK, LonTalk®, LONWORKS, Neuron, LON, LonPoint®, LonUsers®, LonMaker, 3120®, 3150®, LNS, LonManager®, Digital Home, and NodeBuilder. We have also registered some of our trademarks and logos in foreign countries.

## Employees

As of February 28, 2007, we had 283 employees worldwide, of which 124 were in product development, 70 were in sales and marketing, 46 were in general and administrative, 34 were in operations, and 10 were in customer support and training. About 186 employees are located at our headquarters in California and 37 employees are located in other offices throughout the United States. Our remaining employees are located in nine countries worldwide, with the largest concentrations in Germany, Japan, the Netherlands, the United Kingdom, and Hong Kong. None of our employees is represented by a labor union. We have not experienced any work stoppages and we believe relations with our employees are good.

**Where to Find More Information**

We make our public filings with the Securities and Exchange Commission, or SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all exhibits and amendments to these reports, available free of charge at our website, www.echelon.com, as soon as reasonably practicable after we file such material with the SEC. These materials are located in the "Investor Relations" portion of our Web site under the link "SEC Filings." The inclusion of our Web site address in this report does not include or incorporate by reference into this report any information on our Web site. Copies of our public filings may also be obtained from the SEC Web site at www.sec.gov.

## Executive Officers of the Registrant

*M. Kenneth Oshman*, age 66, has been our Chairman and Chief Executive Officer since December 1988. He also served as our President from 1988 to 2001. Prior to joining Echelon, Mr. Oshman, with three associates, founded ROLM Corporation, a telecommunications equipment company, in 1969. He was Chief Executive Officer, President, and a director at ROLM from its founding until its merger with IBM in 1984. Following the merger, he became a Vice President of IBM and a member of the Corporate Management Board. He remained in that position until he left IBM in 1986. Prior to founding ROLM, Mr. Oshman was a member of the technical staff at Sylvania Electric Products from 1963 to 1969. In addition to his responsibilities at our company, Mr. Oshman serves as a director of Sun Microsystems and Knight-Ridder. Mr. Oshman earned B.A. and B.S.E.E. degrees from Rice University and M.S. and Ph.D. degrees in Electrical Engineering at Stanford University.

*Beatrice Yormark*, age 62, has been our President and Chief Operating Officer since September 2001. She served as our Vice President of Marketing and Sales from January 1990 to August 2001. Ms. Yormark joined our company from Connect, Inc., an on-line information services company, where she was the Chief Operating Officer. Before joining Connect, Ms. Yormark held a variety of positions, including Executive Director of Systems Engineering for Telaction Corporation, Director in the role of Partner at Coopers & Lybrand, Vice President of Sales at INTERACTIVE Systems Corporation, and various staff positions at the Rand Corporation. In addition to her responsibilities at our company, Ms. Yormark serves as a director of ID Systems, (NASDAQ: IDSY). Ms. Yormark holds a B.S. degree in Mathematics from City College of New York and a M.S. degree in Computer Science from Purdue University.

*Oliver R. Stanfield*, age 57, has been our Executive Vice President & Chief Financial Officer since September 2001. He served as our Vice President and Chief Financial Officer from March 1989 to August 2001. Mr. Stanfield joined our company from ROLM, where he served in several positions since 1980, including: Director of Pricing; Vice President, Plans and Controls; Vice President, Business Planning; Vice President, Financial Planning and Analysis; Treasurer; and Controller, Mil Spec Division. Prior to joining ROLM, Mr. Stanfield worked for ITEL Corporation, Computer Automation and Rockwell International. Mr. Stanfield began his business career with Ford Motor Company in 1969 in various accounting positions while completing a B.S. degree in Business Administration and an M.B.A. degree from the University of Southern California.

*Anders B. Axelsson*, age 47, has been our Senior Vice President of Sales & Marketing since June 2003. Prior to joining our company, he was Chief Executive Officer of PowerFile, Inc. From 1999 to 2001, he was President/General Manager of Snap Appliances, Inc. Between 1992 and 1999, he worked for Measurex, which was later acquired by Honeywell, and served in several positions, including Vice President of Engineering and Marketing and President/Managing Director for Europe. Mr. Axelsson started his career with ABB in 1981 where he worked for 11 years in various sales, marketing, and engineering management positions. He holds a B.S. in Electrical Engineering from ED Technical Institute in Jonkpoing, Sweden and is a graduate of the Executive Program at the University of Michigan.

*Kathleen Bloch*, age 50, has been our Senior Vice President and General Counsel since February 2003. Prior to joining our company, Ms. Bloch was a partner in the law firm of Wilson Sonsini Goodrich & Rosati, P.C., where she practiced from 1996 to 2003. Prior to joining Wilson Sonsini Goodrich & Rosati, she was a partner with the San Francisco and Los Angeles offices of Sheppard Mullin Richter & Hampton. Ms. Bloch received a B.S. degree in Business Administration from the University of Southern California and her law degree from Stanford Law School.

*Frederik Bruggink*, age 51, has been our Senior Vice President and General Manager of our Service Provider Group since July 2002. He served as our Senior Vice President of Sales and Marketing from September 2001 to June 2002, and as our Vice President, Europe, Middle East and Africa, from April 1996 to August 2001. Mr. Bruggink joined our company in 1996 from Banyan Systems, where he was Vice President, Europe. From 1985 to 1993, Mr. Bruggink held several positions at Stratus Computer, including General Manager for Holland, Benelux, and Northern Europe. His last position at Stratus was Vice President, Northern Europe. Prior to joining Stratus, he held sales positions at Burroughs Computers. Mr. Bruggink attended the University of Leiden.

*Russell Harris*, age 45, joined us in September 2001 as our Senior Vice President of Operations. Mr. Harris also manages our hardware engineering organization. Prior to joining our company, he served as the Vice President of Operations for NetDynamics from 1996 until its acquisition by Sun Microsystems in 1998. From 1998 to 1999, Mr. Harris served in a management transition role for Sun Microsystems. From 1991 to 1996, Mr. Harris was the Director of Operations at Silicon Graphics, Inc. From 1985 through 1991, he held various positions at Convergent Technologies and Unisys Corporation. His last position at Unisys was as Director of IT for Worldwide Operations. Mr. Harris earned B.S. and M.S. degrees in Industrial Engineering from Stanford University.

## ITEM 1A. RISK FACTORS

*Interested persons should carefully consider the risks described below in evaluating our company. Additional risks and uncertainties not presently known to us, or that we currently consider immaterial, may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common stock would likely decline.*

**Our NES revenues may not be predictable.**

We and our partners sell our NES system to utilities. For several reasons sales cycles with utility companies are generally extended and unpredictable. Utilities generally have complex budgeting, purchasing, and regulatory processes that govern their capital spending. In addition, in many instances, a utility may require one or more field trials of our NES system before moving to a volume deployment. There is also generally an extended development and integration effort required in order to incorporate a new technology into a utility's existing infrastructure. A number of other factors may also need to be addressed before the utility decides to engage in a full-scale deployment of our NES system, including:

- the time it takes for utilities to evaluate multiple competing bids, negotiate terms, and award contracts for large scale metering system deployments;
- the deployment schedule for projects undertaken by our utility or systems integrator customers; and
- delays in installing, operating, and evaluating the results of NES system field trials.

Once a utility decides to move forward with a large-scale deployment of our NES system, the timing of and our ability to recognize revenue on our NES system product shipments will depend on several factors. These factors, which may not be under our control, include shipment schedules that may be subject to modification, and other contractual provisions, such as customer acceptance of all or any part of the system. In addition, the complex revenue recognition rules relating to products such as our NES system may also require us to defer some or all of the revenue associated with NES product shipments until certain conditions are met in a future period. As a result, the actual timing of revenue may vary widely.

**Sales of our NES system may fail to meet our financial targets.**

We have invested and intend to continue to invest significant resources in the development and sales of our NES system. Our long-term financial goals include expectations for a reasonable return on these investments. However, to date the revenues generated from sales of our NES system products have yielded very little gross profit, while our NES related operating expenses have increased significantly.

In order to achieve our financial targets, we must meet the following objectives:

- Increase market acceptance of our NES system products in order to increase revenues;
- Increase gross margin from our NES revenues by reducing the cost of manufacturing our NES system products; and
- Manage our operating expenses to a reasonable percentage of revenues.

We cannot assure you that we will meet any or all of these objectives to the extent necessary to achieve our financial goals.

**We depend on a limited number of key suppliers.**

Our future success will depend significantly on our ability to timely manufacture our products cost-effectively, in sufficient volumes, and in accordance with quality standards. For most of our products requiring assembly, we rely on a limited number of contract electronic manufacturers (CEMs), principally WKK Technology, TYCO TEPC/Transpower, and Flextronics. These CEMs procure material and assemble, test, and inspect the final products to our specifications. This strategy involves certain risks, including reduced control over quality, costs, delivery schedules, product availability, and manufacturing yields. In addition, CEMs can experience turnover and instability, exposing us to additional risks as well as missed commitments to our customers.

We also maintain manufacturing agreements with a limited number of semiconductor manufacturers for the production of key products, including those used in our NES system. The Neuron Chip, which is an important component that we and our customers use in control network devices, is currently manufactured and distributed by two providers, Toshiba and Cypress Semiconductor. Another semiconductor supplier, STMicroelectronics, manufactures our power line smart transceiver products, for which we have no alternative source. In addition, we currently purchase several key products and components from sole or limited source suppliers with which we do not maintain signed agreements that would obligate them to supply to us on negotiated terms.

We cannot be certain that these and other key suppliers will continue to supply us with critical products or components. If any of our key suppliers were to stop manufacturing our products or supplying us with our key components, it could be expensive and time-consuming to find a replacement. There is no guarantee that we would be able to find an acceptable alternative source. Additional risks that we face if we must transition between CEMs include:

- moving raw material and in-process inventory between locations in different parts of the world;
- reestablishing acceptable manufacturing processes with a new work force; and
- exposure to excess or obsolete inventory held by contract manufacturers for use in our products.

The failure of any key manufacturer to produce products on time, at agreed quality levels, and fully compliant with our product, assembly and test specifications could adversely affect our revenues and gross profit, and could result in claims against us by our customers, which could harm our results of operations and financial position.

**Our products use components or materials that may be subject to price fluctuations, shortages, or interruptions of supply.**

We may be vulnerable to price increases for products, components, or materials, such as copper and cobalt. In addition, in the past we have occasionally experienced shortages or interruptions in supply for certain of these items, which caused us to delay shipments beyond targeted or announced dates. To help address these issues, we may decide to purchase quantities of these items that are in excess of our estimated requirements. As a result, we could be forced to increase our excess and obsolete inventory reserves to provide for these excess quantities, which could harm our operating results.

If we experience any shortage of products or components of acceptable quality, or any interruption in the supply of these products or components, or if we are not able to procure them from alternate sources at acceptable prices and within a reasonable period of time, our revenues, gross profits or both could decrease. In addition, under the terms of some of our contracts with our customers, we may also be subject to penalties if we fail to deliver our products on time.

**The markets for our products are highly competitive.**

Competition in our markets is intense and involves rapidly changing technologies, evolving industry standards, frequent new product introductions, and rapid changes in customer requirements. In each of our markets, we compete with a wide array of manufacturers, vendors, strategic alliances, systems developers and other businesses.

The principal competitive factors that affect the markets for our products include the following:

- our ability to anticipate changes in customer requirements and to develop new or improved products that meet these requirements in a timely manner;
- the price and features of our products such as adaptability, scalability, functionality, ease of use, and the ability to integrate with other products;
- our product reputation, quality, performance, and conformance with established industry standards;
- our customer service and support;
- warranties, indemnities, and other contractual terms; and

- customer relationships and market awareness.

Competitors for our NES system products include Actaris, DCSI, Elster, Hunt Technologies, Itron, Iskraemeco, and Landis and Gyr; as well as our own customers such as Enermet, IBM, Kamstrup, and Metrima, each of which has developed or is marketing a multi-service metering system that competes with our NES system offering.

For our LWI products, our competitors include some of the largest companies in the electronics industry, operating either alone or together with trade associations and partners. Key company competitors include companies such as Siemens in the building industry; Allen-Bradley (a subsidiary of Rockwell Automation), Groupe Schneider and Siemens in the industrial automation industry; Siemens in the transportation industry; and Zensys in the home control market. Key industry standard and trade group competitors include BACnet, Konnex, and DALI in the buildings industry; Profibus, HART, and DeviceNet in the industrial control market; DLMS in the utility industry; Zigbee and the ZWave alliance in the home control market; and the Train Control Network (TCN) in the rail transportation market. Each of these standards and/or alliances is backed by one or more competitors. For example, the Zigbee alliance includes over 150 member companies with promoter members such as Eaton, Freescale, Motorola, Texas Instruments, ST Microelectronics, Ember, Siemens, Honeywell, Mitsubishi Electric, Samsung, Schneider Electric, Tendril, Huawei Technologies, and Philips.

Many of our competitors, alone or together with their trade associations and partners, have significantly greater financial, technical, marketing, service and other resources, significantly greater name recognition, and broader product offerings. In addition, the utility metering market is experiencing a trend towards consolidation. As a result, these competitors may be able to devote greater resources to the development, marketing, and sale of their products, and may be able to respond more quickly to changes in customer requirements or product technology. If we are unable to compete effectively in any of the markets we serve, our revenues, results of operations, and financial position would be harmed.

**We may incur penalties and/or damages with respect to sales of our NES system products.**

Sales of the NES system will expose us to penalties, damages and other liabilities relating to late deliveries, late or improper installations or operations, failure to meet product specifications, failure to achieve performance specifications, indemnities or otherwise. Any such liabilities would have an adverse effect on our financial condition and operating results.

**If we do not maintain adequate distribution channels, our revenues will be harmed.**

We market our NES system products directly, as well as through selected VARs and integration partners. We believe that a significant portion of our NES system sales will be made through our VARs and integration partners, rather than directly by our company. To date, our VARs and integration partners have greater experience in overseeing projects for utilities. As a result, if our relationships with our VARs and integration partners are not successful, or if we are not able to create similar distribution channels for our NES system products with other companies in various geographic areas, revenues from sales of our NES system products may not meet our financial targets, which will harm our operating results and financial condition.

Currently, significant portions of our LWI revenues are derived from sales to distributors, including EBV, the primary independent distributor of our products to OEMs in Europe. Historically, sales to EBV, as well as sales to our other distributor partners, have accounted for a substantial portion of our total LWI revenues. Agreements with our distributor partners are generally renewed on an annual basis. If any of these agreements is not renewed, we would be required to locate another distributor or add our own distribution capability to meet the needs of our end-use customers. Any replacement distribution channel could prove less effective than our current arrangements. In addition, if any of our distributor partners fail to dedicate sufficient resources to market and sell our products, our revenues would suffer. Furthermore, if they significantly reduce their inventory levels for our products, service levels to our end-use customers could decrease.

**We face financial and operational risks associated with international operations.**

We have operations located in nine countries around the world. Revenues from international sales, which include both export sales and sales by international subsidiaries, accounted for about 65.5% of our total net revenues in 2006, 77.1% of our total net revenues in 2005, and 85.2% of our total net revenues in 2004. We expect that international sales will constitute an even more significant portion of our total net revenues as we have projected that our NES revenues, which currently result predominantly from international sales, will increase significantly in 2007.

Changes in the value of currencies in which we conduct our business relative to the U.S. dollar could cause fluctuations in our reported financial results. The three primary areas where we are exposed to foreign currency fluctuations are revenues, cost of goods sold, and operating expenses.

With respect to revenues generated in foreign currencies, our historical foreign currency exposure has been related primarily to the Japanese Yen and has not been material to our consolidated results of operations. However, in the future, we expect that some foreign utilities may require us to price our NES system in the utility's local currency, which will increase our exposure to foreign currency risk. In addition, we have agreed with EBV, our European distributor, that upon notice from EBV, we will sell our products to EBV in European Euros rather than U.S. dollars. If EBV were to exercise this right, our revenue exposure to foreign currency fluctuations would increase.

For our cost of goods sold, the majority of our products are assembled by CEMs in China, and to a lesser extent, in the European Union, although our transactions with these vendors have historically been denominated in U.S. dollars. If these vendors were to require us to pay in their local currency, or demand a U.S. dollar price adjustment to address a change in exchange rates, our cost to procure our products would likely increase. This is particularly a risk in China, where any future revaluations of the Chinese currency against the U.S. dollar could result in significant cost increases.

We use the local currency to pay for our operating expenses in the various countries where we have operations. If the value of the U.S. dollar declines as compared to the local currency where the expenses are incurred, our expenses, when translated back into U.S. dollars, will increase.

To date, we have not hedged any of our foreign currency exposures and currently do not maintain any hedges to mitigate our foreign currency risks. Consequently, any resulting adverse foreign currency fluctuations could significantly harm our revenues, cost of goods sold, or operating expenses.

Additional risks inherent in our international business activities include the following:

- costs of localizing products for foreign countries and lack of acceptance of non-local products in foreign countries;
- inherent challenges in managing international operations;
- the burdens of complying with a wide variety of foreign laws and unexpected changes in regulatory requirements, tariffs, and other trade barriers;
- economic and political conditions in the countries where we do business;
- differing vacation and holiday patterns in other countries, particularly in Europe;
- labor actions generally affecting individual countries, regions, or any of our customers, which could result in reduced demand for our products;
- international terrorism and anti-American sentiment; and
- potentially adverse tax consequences, including restrictions on repatriation of earnings.

Any of these factors could have a material adverse effect on our revenues, results of operations, and our financial condition.

**The sales cycle for our LWI products is lengthy and unpredictable.**

The sales cycle between initial LWI customer contact and execution of a contract or license agreement with a customer, or purchase of our products, can vary widely. Initially, we must educate our customers about the potential applications of and cost savings associated with our products. If we are successful in this effort, OEMs typically conduct extensive and lengthy product evaluations before making a decision to design our products into their offerings. Once the OEM decides to incorporate our products, volume purchases of our products are generally delayed until the OEM's product development, system integration, and product introduction periods have been completed. In addition, changes in our customer's budgets, or the priority they assign to control network development, could also affect the sales cycle.

We generally have little or no control over these factors, any of which could prevent or substantially delay our ability to complete a transaction and could adversely affect the timing of our revenues and results of operations.

**If we sell our NES system products directly to a utility, we will face additional risks.**

If we sell our NES system products to a utility directly, we may be required to assume responsibility for installing the NES system in the utility's territory, integrating the NES system into the utility's operating and billing system, overseeing management of the combined system, and undertaking other activities. To date, we do not have any significant experience with providing these types of services. As a result, if we sold directly to a utility, it may be necessary for us to contract with third parties to satisfy these obligations. We cannot assure you that we would find appropriate third parties to provide these services on reasonable terms, or at all. Assuming responsibility for these or other services would add to the costs and risks associated with NES system installations, and could also negatively affect the timing of our revenues and cash flows related to these transactions.

**Fluctuations in our operating results may cause our stock price to decline.**

Our quarterly and annual results have varied significantly from period to period, and we have sometimes failed to meet securities analysts' expectations. Moreover, we have a history of losses and although we achieved profitability in prior years, we expect to incur substantial losses again in 2007. Our future operating results will depend on many factors, many of which are outside of our control, including the following:

- the complex revenue recognition rules relating to products such our NES system could require us to defer some or all of the revenue associated with NES product shipments until certain conditions, such as acceptance criteria, are met in a future period;
- our contract electronic manufacturers may not be able to provide quality products on a timely basis, especially during periods where capacity in the CEM market is limited;
- shipment and payment schedules may be delayed;
- our products may not be manufactured in accordance with specifications or our established quality standards, or may not perform as designed;
- our products may not be accepted by utilities, OEMs, systems integrators, service providers and end-users at the levels we project;
- downturns in any customer's or potential customer's business, or declines in general economic conditions, could cause significant reductions in capital spending, thereby reducing the levels of orders from our customers;
- recording of expense relating to equity compensation as required under Statement of Financial Accounting Standard (SFAS) 123R, *Share-Based Payment*, will decrease our earnings;
- we may incur costs associated with any future business acquisitions;
- results of impairment tests for goodwill and other intangible assets in accordance with SFAS 142, *Goodwill and Other Intangible Assets*, with respect to goodwill and other identified intangible assets that we acquired in the past or that we may acquire in the future may negatively affect our earnings and financial condition; and
- the mix of products and services that we sell may change to a less profitable mix.

Any of the above factors could, individually or in the aggregate, have a material adverse effect on our results of operations and our financial condition, which could cause our stock price to decline.

**We may be unable to promote and expand acceptance of our open, interoperable control systems over competing protocols, standards, or technologies.**

LONWORKS technology is open, meaning that many of our technology patents are broadly licensed without royalties or license fees. As a result, our customers are able to develop hardware and software solutions that compete with some of our products. Because some of our customers are OEMs that develop and market their own control systems, these customers in particular could develop competing products based on our open technology. For instance, we have published all of the network management commands required to develop software that competes with our LNS software.

In addition, many of our competitors are dedicated to promoting closed or proprietary systems, technologies, software and network protocols or product standards that differ from or are incompatible with ours. We also face strong competition from large trade associations that promote alternative technologies and standards in their native countries, such as the Konnex Association in Belgium, and the European Installation Bus Association in Germany. Other examples include various industry groups who promote alternative open standards such as BACnet in the building market, DALI in the lighting controls market, Echonet in the home control market, and a group comprised of ABB, Adtranz/Bombardier, Siemens, GEC Alstrom and other manufacturers that support an alternative rail transportation protocol to our LONWORKS protocol.

Our technologies, protocols, or standards may not be successful or we may not be able to compete with new or enhanced products or standards introduced by our competitors, which would have a material adverse affect on our revenues, results of operations, and financial condition.

**Liabilities resulting from defects in or misuse of our products, whether or not covered by insurance, may delay our revenues and increase our liabilities and expenses.**

Our products may contain undetected errors or failures when first introduced, as new versions are released, or as a result of the manufacturing process. In addition, our customers or their installation partners may improperly install or implement our products, which could delay completion of a deployment or hinder our ability to win a subsequent award. Furthermore, because of the low cost and interoperable nature of our products, LONWORKS technology could be used in a manner for which it was not intended.

If errors or failures are found in our products, we may not be able to successfully correct them in a timely manner, or at all. Such errors or failures could delay our product shipments and divert our engineering resources while we attempt to correct them. In addition, we could decide to extend the warranty period, or incur other costs outside of our normal warranty coverage, to help address any known errors or failures in our products and mitigate the impact on our customers.

To address these issues, the agreements we maintain with our customers may contain provisions intended to limit our exposure to potential errors and omissions claims as well as any liabilities arising from them. In certain very limited instances, these agreements require that we be named as an additional insured on our customers' insurance policies. However, our customer contracts and additional insured coverage may not effectively protect us against the liabilities and expenses associated with errors or failures attributable to our products.

Defects in our products may also cause us to be liable for losses in the event of property damage, harm or death to persons, claims against our directors or officers, and the like. Such liabilities could harm our reputation, expose our company to liability, and adversely affect our operating results and financial position.

To help reduce our exposure to these types of liabilities, we currently maintain property, general commercial liability, errors and omissions, directors and officers, and other lines of insurance. However, it is possible that such insurance may not be available in the future or, if available, may be insufficient in amount to cover any particular claim, or we might not carry insurance that covers a specific claim. In addition, we believe that the premiums for the types of insurance we carry will continue to fluctuate from period to period. Significant cost increases could also result in increased premiums or reduced coverage limits. Consequently, if we elect to reduce our coverage, or if we do not carry insurance for a particular type of claim, we will face increased exposure to these types of claims.

**Our business may suffer if it is alleged or found that our products infringe the intellectual property rights of others.**

We may be contractually obligated to indemnify our customers or other third parties that use our products in the event our products are alleged to infringe a third party's intellectual property rights. From time to time, we may also receive notice that a third party believes that our products may be infringing patents or other intellectual property rights of that third party. Responding to those claims, regardless of their merit, can be time consuming, result in costly litigation, divert management's attention and resources, and cause us to incur significant expenses.

As the result of such a claim, we may elect or be required to redesign our products, some of our product offerings could be delayed, or we could be required to cease distributing some of our products. In the alternative, we could seek a license to the third party's intellectual property. Even if our products do not infringe, we may elect to take a license or settle to avoid incurring litigation costs. However, it is possible that we would not be able to obtain such a license or settle on reasonable terms, or at all.

Lastly, our customers may not purchase our products if they are concerned our products may infringe third party intellectual property rights. This could reduce the market opportunity for the sale of our products and services.

Any of the foregoing risks could have a material adverse affect on our revenues, results of operations, and financial condition.

**We have limited ability to protect our intellectual property rights.**

Our success depends significantly upon our intellectual property rights. We rely on a combination of patent, copyright, trademark and trade secret laws, non-disclosure agreements and other contractual provisions to establish, maintain and protect these intellectual property rights, all of which afford only limited protection. If any of our patents fail to protect our technology, or if we do not obtain patents in certain countries, our competitors may find it easier to offer equivalent or superior technology.

We have also registered or applied for registration for certain trademarks, and will continue to evaluate the registration of additional trademarks as appropriate. If we fail to properly register or maintain our trademarks or to otherwise take all necessary steps to protect our trademarks, the value associated with the trademarks may diminish. In addition, if we fail to protect our trade secrets or other intellectual property rights, we may not be able to compete as effectively in our markets.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or services or use information that we regard as proprietary. Any of our patents, trademarks, copyrights or intellectual property rights could be challenged, invalidated or circumvented. In addition, we cannot assure you that we have taken or will take all necessary steps to protect our intellectual property rights. Third parties may also independently develop similar technology without breach of our trade secrets or other proprietary rights. In addition, the laws of some foreign countries, including several in which we operate or sell our products, do not protect proprietary rights to as great an extent as do the laws of the United States and it may take longer to receive a remedy from a court outside of the United States. Also, some of our products are licensed under shrink-wrap license agreements that are not signed by licensees and therefore may not be binding under the laws of certain jurisdictions.

From time to time, litigation may be necessary to defend and enforce our proprietary rights. As a result, we could incur substantial costs and divert management resources, which could harm our business, regardless of the final outcome. Despite our efforts to safeguard and maintain our proprietary rights both in the United States and abroad, we may be unsuccessful in doing so. Also, the steps that we take to safeguard and maintain our proprietary rights may be inadequate to deter third parties from infringing, misusing, misappropriating, or independently developing our technology or intellectual property rights, or to prevent an unauthorized third party from misappropriating our products or technology.

**Our executive officers and technical personnel are critical to our business.**

Our company's success depends substantially on the performance of our executive officers and key employees. Due to the specialized technical nature of our business, we are particularly dependent on our Chief Executive Officer, our President and Chief Operating Officer, and our technical personnel. Our future success will depend on our ability to attract, integrate, motivate and retain qualified technical, sales, operations, and managerial personnel, as well as our ability to successfully implement a plan for management succession.

Competition for qualified personnel in our business areas is intense, and we may not be able to continue to attract and retain qualified executive officers and key personnel. Our product development and marketing functions are largely based in Silicon Valley, which is a highly competitive marketplace. It may be particularly difficult to recruit, relocate and retain qualified personnel in this geographic area. Moreover, the cost of living, including the cost of housing, in Silicon Valley is known to be high. Because we are legally prohibited from making loans to executive officers, we will not be able to assist potential key personnel as they acquire housing or incur other costs that might be associated with joining our company. In addition, if we lose the services of any of our key personnel and are not able to find suitable replacements in a timely manner, our business could be disrupted, other key personnel may decide to leave, and we may incur increased operating expenses in finding and compensating their replacements.

**The trading price of our stock has been volatile, and may fluctuate due to factors beyond our control.**

The trading price of our common stock is subject to significant fluctuations in response to numerous factors, including the following:

- significant stockholders may sell some or all of their holdings of our stock;
- investors may be concerned about our ability to develop additional customers for our products and services;
- volatility in our stock price may be unrelated or disproportionate to our operating performance; and
- our stock has very limited analyst coverage.

Any of these factors could have a negative impact on the market price of our stock.

**Voluntary standards and governmental regulatory actions in our markets could limit our ability to sell our products.**

Standards bodies, which are formal and informal associations that attempt to set voluntary, non-governmental product standards, are influential in many of our target markets. We participate in many voluntary standards organizations around the world in order to both help prevent the adoption of exclusionary standards and to promote voluntary standards for our products. However, we do not have the resources to participate in all voluntary standards processes that may affect our markets.

In addition, many of our products and the industries in which they are used are subject to U.S. and foreign regulation. For example, the power line medium, which is the communications medium used by some of our products, is subject to special regulations in North America, Europe and Japan. In general, these regulations limit the ability of companies to use power lines as a communication medium. In addition, some of our competitors have attempted to use regulatory actions to reduce the market opportunity for our products or to increase the market opportunity for their own products.

The adoption of voluntary standards or the passage of governmental regulations that are incompatible with our products or technology could limit the market opportunity for our products, which could harm our revenues, results of operations, and financial condition.

**Our existing stockholders control a significant percentage of our stock, which will limit other stockholders' ability to influence corporate matters.**

As of February 28, 2007, our directors and executive officers, together with certain entities affiliated with them (including, for this purpose, Enel, which has the right to nominate a director to our board of directors), beneficially owned 35.8% of our outstanding stock.

When we sold 3.0 million newly issued shares of our common stock to Enel on September 11, 2000, we granted Enel the right to nominate a director to our board of directors, although a representative of Enel does not currently sit on our board. In connection with the stock sale, our directors and our Chief Financial Officer agreed to enter into a voting agreement with Enel in which each of them agreed to vote in favor of Enel's nominee to our board of directors. In addition, Enel agreed to vote for our board's recommendations for the election of directors, approval of accountants, approval of Echelon's equity compensation plans, and certain other matters. As a result, our directors and executive officers, together with certain entities affiliated with them, may be able to control substantially all matters requiring approval by our stockholders, including the election of all directors and approval of certain other corporate matters.

**Natural disasters, power outages, and other factors outside of our control such as widespread pandemics could disrupt our business.**

We must protect our business and our network infrastructure against damage from earthquake, flood, hurricane and similar events, as well as from power outages. A natural disaster, power outage, or other unanticipated problem could also adversely affect our business by, among other things, harming our primary data center or other internal operations, limiting our ability to communicate with our customers, and limiting our ability to sell our products. We do not insure against several natural disasters, including earthquakes.

Any outbreak of a widespread communicable disease pandemic could similarly impact our operations. Such impact could include, among other things, the inability for our sales and operations personnel located in affected regions to travel and conduct business freely, the impact any such disease may have on one or more of the distributors for our products in those regions, and increased supply chain costs. Additionally, any future health-related disruptions at our third-party contract manufacturers or other key suppliers could affect our ability to supply our customers with products in a timely manner, which would harm our results of operations.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

At our corporate headquarters in San Jose, California, we lease two buildings, each of which contains approximately 75,000 square feet of useable space. We moved to this location in October 2001. The lease for the first building, which began in October 2001, requires minimum rental payments for ten years totaling approximately $20.6 million. The lease for the second building, which began in May 2003, also requires minimum rental payments for ten years totaling approximately $23.4 million.

We also lease office space for some of our sales and marketing employees in China, France, Germany, Hong Kong, Italy, Japan, the Netherlands, South Korea, and the United Kingdom and for some of our research and development employees in Fargo, North Dakota, and Germany. The leases for these offices expire at various dates through 2013. As of December 31, 2006, the future minimum rental payments for all of our leased office space, including those for our corporate headquarters facilities, totaled approximately $27.2 million. For the year ended December 31, 2006, the aggregate rental expense for all leased office space was approximately $5.2 million.

We believe that the facilities under lease by us will be adequate for at least the next 12 months. For additional information regarding our obligations under property leases, please see Note 7 of Notes to Consolidated Financial Statements included in Part IV, Item 15 of this Report.

## ITEM 3. LEGAL PROCEEDINGS

None.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of our fiscal year ended December 31, 2006.

# PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the Nasdaq National Market under the symbol "ELON." We began trading on NASDAQ on July 28, 1998, the date of our initial public offering. The following table sets forth, for the quarter indicated, the high and low sales price per share of our common stock as reported on the Nasdaq National Market.

| | Price Range | |
|---|---|---|
| **Year Ended December 31, 2006** | **High** | **Low** |
| Fourth quarter | $ 9.04 | $ 7.70 |
| Third quarter | 8.99 | 6.92 |
| Second quarter | 9.49 | 7.32 |
| First quarter | 9.50 | 7.58 |
| **Year Ended December 31, 2005** | **High** | **Low** |
| Fourth quarter | $ 9.27 | $ 6.99 |
| Third quarter | 9.71 | 6.65 |
| Second quarter | 7.26 | 5.96 |
| First quarter | 8.55 | 6.29 |

As of February 28, 2007, there were approximately 492 stockholders of record. Because brokers and other institutions hold many shares on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

**Dividend Policy**

We have never paid dividends on our capital stock and do not currently expect to pay any dividends in the foreseeable future. We intend to retain future earnings, if any, for use in our business.

**Equity Compensation Plan Summary Information**

For information on our equity compensation plans, please refer to Note 3 to our accompanying consolidated financial statements.

**Recent Sales of Unregistered Securities**

There were no sales of unregistered securities during the fourth quarter of our fiscal year ended December 31, 2006.

## ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data has been derived from the audited consolidated financial statements. The information set forth below is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes in Item 8 of this Form 10-K in order to fully understand factors that may affect the comparability of the information presented below.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Consolidated Statement of Operations Data:** | (in thousands, except per share data) | | | | |
| Net revenues: | | | | | |
| Product | $ 56,515 | $ 73,563 | $ 108,947 | $ 117,153 | $ 121,454 |
| Service | 761 | 865 | 974 | 1,000 | 1,380 |
| Total revenues | 57,276 | 74,428 | 109,921 | 118,153 | 122,834 |
| Cost of revenues: | | | | | |
| Cost of product | 22,032 | 30,955 | 46,110 | 49,407 | 57,059 |
| Cost of service | 1,917 | 2,124 | 2,003 | 2,650 | 2,880 |
| Total cost of revenues | 23,949 | 33,079 | 48,113 | 52,057 | 59,939 |
| Gross profit | 33,327 | 41,349 | 61,808 | 66,096 | 62,895 |
| Operating expenses: | | | | | |
| Product development | 28,357 | 25,098 | 25,262 | 35,113 | 21,456 |
| Sales and marketing | 20,372 | 21,023 | 19,440 | 18,597 | 17,291 |
| General and administrative | 14,505 | 20,018 | 13,388 | 12,108 | 9,711 |
| Total operating expenses | 63,234 | 66,139 | 58,090 | 65,818 | 48,458 |
| Operating income/(loss) | (29,907) | (24,790) | 3,718 | 278 | 14,437 |
| Interest and other income, net | 5,817 | 5,225 | 2,140 | 2,219 | 3,777 |
| Income/(loss) before provision for income taxes | (24,090) | (19,565) | 5,858 | 2,497 | 18,214 |
| Provision for income taxes | 350 | 154 | 586 | 600 | 1,457 |
| Net income/(loss) | $ (24,440) | $ (19,719) | $ 5,272 | $ 1,897 | $ 16,757 |
| Income/(loss) per share (1): | | | | | |
| Basic | $ (0.62) | $ (0.49) | $ 0.13 | $ 0.05 | $ 0.42 |
| Diluted | $ (0.62) | $ (0.49) | $ 0.13 | $ 0.05 | $ 0.41 |
| Shares used in per share calculation (1): | | | | | |
| Basic | 39,487 | 40,377 | 40,918 | 40,070 | 39,468 |
| Diluted | 39,847 | 40,377 | 41,007 | 40,792 | 40,726 |
| **Consolidated Balance Sheet Data:** | | | | | |
| Cash, cash equivalents and short-term investments | $ 124,157 | $ 154,480 | $ 160,364 | $ 144,923 | $ 134,489 |
| Working capital | 132,420 | 157,474 | 173,391 | 160,745 | 156,319 |
| Total assets | 196,276 | 195,938 | 223,916 | 214,128 | 207,492 |
| Total stockholders' equity | 156,575 | 181,308 | 211,062 | 200,924 | 195,018 |

(1) See Note 2 of Notes to Consolidated Financial Statements for an explanation of shares used in computing basic net income/(loss) per share, and diluted net income/(loss) per share.

# ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report. The following discussion contains predictions, estimates, and other forward-looking statements that involve a number of risks and uncertainties about our business. These statements may be identified by the use of words such as "we believe," "expect," "anticipate," "intend," "plan," "goal," "continues," "may" and similar expressions. In addition, forward-looking statements include statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances. Such statements are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this filing and particularly in the "Business" and "Risk Factors" sections. Our actual results may differ materially.*

## Overview

Echelon Corporation was incorporated in California in February 1988 and reincorporated in Delaware in January 1989. We are based in San Jose, California, and maintain offices in nine foreign countries throughout Europe and Asia. We develop, market, and sell system and network infrastructure products that enable everyday devices — such as air conditioners, appliances, electricity meters, light switches, thermostats, and valves — to be made smart and inter-connected. Working together, products and systems equipped with our technology can monitor and save energy, lower costs, improve productivity and enhance service, quality, safety and convenience. We offer these hardware and software products and related services to OEMs and systems integrators in the building, industrial, transportation, utility/home, and other automation markets.

We have been investing in products for use by electricity utilities for use in management of electricity distribution. We began to receive modest amounts of revenue resulting from these investments in 2004, which increased to approximately $883,000 in 2005 and decreased slightly to $791,000 in 2006. We refer to this revenue as networked energy services, or NES, revenue. We sell certain of our products to Enel and certain suppliers of Enel for use in Enel's Contatore Elettronico electricity meter management project in Italy. We refer to Echelon's revenue derived from sales to Enel and Enel's designated manufacturers as Enel Project revenue. We refer to all other revenue as LONWORKS Infrastructure, or LWI, revenue. We also provide a variety of technical training courses related to our products and the underlying technology. Some of our customers also rely on us to provide customer support on a per-incident or term contract basis.

During the first and second quarters of 2006, we revised our revenue recognition methodology for sales made to the distributors of our LWI products. Under the revised methodology, we now defer revenue, as well as cost of goods sold, on items shipped to these distributors that remain in their inventories at quarter-end. The revision significantly reduced our first and second quarter 2006 revenues, but did not have an impact on cash flows from operations or require any changes to our historical financial statements. A more thorough explanation of this revision can be found later in this report in the "LONWORKS Infrastructure revenues" and "EBV revenues" sections of our discussion on Results of Operations.

We have a history of losses and, although we achieved profitability in past fiscal periods, we incurred a loss for the years ended December 31, 2006 and 2005. We also expect to incur an operating loss in 2007. This expectation is due primarily to two factors. First, as we expected in both 2005 and 2006, revenues from the Enel Project decreased significantly as compared to prior periods as the deployment phase of the Contatore Elettronico project came to an end. We expect that during 2007, Enel Project revenues attributable to the two recently signed agreements with Enel will rise only slightly from 2006 levels. While we expect our NES revenues to increase substantially during 2007, we do not currently believe they will increase rapidly enough to return us to an operating profit for the full year ending December 31, 2007.

The second factor contributing to our expectation for losses in 2007 relates to the fact that, effective January 1, 2006, we began recording compensation expense associated with stock options and other forms of equity compensation as required under SFAS 123R. For the year ended December 31, 2006, the adoption of this new accounting standard resulted in an increase in equity compensation expenses of approximately $4.3 million as compared to the same period in 2005. We expect equity compensation expense in 2007 will be moderately higher than that charged in 2006.

## CRITICAL ACCOUNTING ESTIMATES

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.

The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to our revenues, allowance for doubtful accounts, inventories, commitments and contingencies, income taxes, and asset impairments. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting estimates relate to those policies that are most important to the presentation of our consolidated financial statements and require the most difficult, subjective and complex judgments.

**Stock-Based Compensation.** Effective January 1, 2006, we adopted the provisions of and account for stock-based compensation in accordance with SFAS 123R. We elected the modified-prospective method, under which prior periods are not revised for comparative purposes. Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the calculated fair value of the award and is recognized as expense ratably over the requisite service period, which is the vesting period.

We currently use the Black-Scholes-Merton ("BSM") option-pricing model to determine the calculated fair value of stock options. The determination of the calculated fair value of stock-based payment awards on the date of grant using the BSM option-pricing model is affected by our stock price on the date of grant, as well as a number of highly complex and subjective variables. These variables include the expected volatility of our stock price over the expected term of the option, actual and projected employee stock option exercise behaviors, risk-free interest rates, and expected dividends.

We estimate the expected term of options granted using the simplified method as illustrated in SEC Staff Accounting Bulletin No. 107 ("SAB 107"). Under the simplified method, the expected term is calculated by taking the average of the vesting term and the contractual term of the option. The expected volatility is based on the historical volatility of our common stock over the most recent period commensurate with the expected life of the option, and does not include any implied volatility as there are currently no market traded options on our stock that meet the criteria required for reliance on implied volatility in accordance with SAB 107. We base the risk-free interest rate that we use in the BSM option-pricing model on U.S. Treasury issues in effect at the time of option grant that have remaining terms similar to the expected term of the option. We have never paid cash dividends on our common stock, and do not anticipate paying cash dividends in the foreseeable future. Therefore, we use an expected dividend yield of zero in the BSM option-pricing model.

SFAS 123R also requires us to record compensation expense for stock-based compensation net of estimated forfeitures, and to revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. All share-based payment awards are amortized using the multiple option method over their requisite service period, which is generally the vesting period.

If factors change and we employ different assumptions for estimated stock-based compensation expense in future periods, or if we decide to use a different option-pricing model, stock-based compensation expense in those future periods may differ significantly from what we have recorded in the current period and could materially affect our operating results and earnings per share.

The BSM option-pricing model was developed for use in estimating the calculated fair value of traded options that have no vesting or hedging restrictions and that are fully transferable, characteristics that are not present in our option grants. Existing valuation models, including the BSM and lattice binomial models, may not provide reliable measures of fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the calculated fair values of our stock-based compensation awards on the grant dates may be significantly different from the actual values realized, if any, upon the exercise, expiration, early termination, or forfeiture of those stock-based payments in the future. For example, our employee stock options may expire worthless or otherwise result in zero intrinsic value as compared to the calculated fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value from these instruments may be realized that is significantly higher than the calculated fair values originally estimated on the grant date and reported in our financial statements. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimated fair values resulting from these valuation models, nor is there a means to compare and adjust the estimates to actual values.

The guidance of SFAS 123R and SAB 107 is relatively new. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among valuation models, and there is a possibility that we will adopt different valuation models in the future. This may result in a lack of consistency in future periods and materially affect the calculated fair value estimate of stock-based payments. It may also result in a lack of comparability with other companies that use different models, methods, and assumptions.

Further information regarding stock-based compensation can be found in Note 4 of our Notes to Condensed Consolidated Financial Statements contained in this report.

**Sales Returns and Allowances.** We sell our products and services to OEMs, systems integrators, and our other customers directly through our sales force and indirectly through distributors located in the geographic markets that we serve. Sales to certain distributors are made under terms allowing limited rights of return. Sales to EBV, our largest distributor, accounted for 27.1% of total net revenues for 2006, 21.0% for 2005, and 14.4% for 2004. Worldwide sales to distributors, including those to EBV, accounted for approximately 37.6% of total net revenues for 2006, 28.9% for 2005, and 19.8% for 2004.

Net revenues consist of product and service revenues reduced by estimated sales returns and allowances. Provisions for estimated sales returns and allowances are recorded at the time of sale, and are based on management's estimates of potential future product returns and allowances related to product revenues in the current period. In evaluating the adequacy of our sales returns and other allowances, management analyzes historical returns, current and historical economic trends, contractual terms, and changes in customer demand and acceptance of our products.

Other than standard warranty repair work, Enel and its designated contract meter manufacturers do not have rights to return products we ship to them. However, our agreement with Enel contains an "acceptance" provision, whereby Enel is entitled to inspect products we ship to them to ensure the products conform, in all material respects, to the product's specifications. Once the product has been inspected and approved by Enel, or if the acceptance period lapses before Enel inspects or approves the products, the goods are considered accepted. Prior to shipping our products to Enel, we perform detailed reviews and tests to ensure the products will meet Enel's acceptance criteria. We do not ship products unless they have passed these reviews and tests. As a result, we record revenue for these products upon shipment to Enel. If Enel were to subsequently properly reject any material portion of a shipment for not meeting the agreed upon specifications, we would defer the revenue on that portion of the transaction until such time as Enel and we were able to resolve the discrepancy. Such a deferral could have a material impact on the amount and timing of our Enel related revenues.

Our allowances for sales returns and other sales-related reserves were approximately $791,000 as of December 31, 2006, and $1.2 million as of December 31, 2005.

**Allowance for Doubtful Accounts.** We typically sell our products and services to customers with net 30-day payment terms. In certain instances, payment terms may extend to as much as net 90 days. For a customer whose credit worthiness does not meet our minimum criteria, we may require partial or full payment prior to shipment. Alternatively, customers may be required to provide us with an irrevocable letter of credit prior to shipment.

We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us, we record a specific allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. These determinations are made based on several sources of information, including, but not limited to, a specific customer's payment history, recent discussions we have had with the customer, updated financial information for the customer, and publicly available news related to that customer. For all other customers, we recognize allowances for doubtful accounts based on the length of time the receivables are past due, the current business environment, the credit worthiness of our overall customer base, changes in our customers' payment patterns, and our historical experience. If the financial condition of our customers were to deteriorate, or if general economic conditions worsened, additional allowances may be required in the future, which could materially impact our results of operations and financial condition. Our allowance for doubtful accounts was $250,000 as of December 31, 2006, and $300,000 as of December 31, 2005.

**Inventory Valuation.** At each balance sheet date, we evaluate our ending inventories for excess quantities and obsolescence. This evaluation includes analyses of sales levels by product and projections of future demand. Inventories on hand in excess of one year's forecasted demand are not valued. In addition, we write off inventories that we consider obsolete. We consider a product to be obsolete when one of several factors exists. These factors include, but are not limited to, our decision to discontinue selling an existing product, the product has been re-designed and we are unable to rework our existing inventory to update it to the new version, or our competitors introduce new products that make our products obsolete. We adjust remaining inventory balances to approximate the lower of our cost or market value. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made.

**Warranty Reserves.** We evaluate our reserve for warranty costs based on a combination of factors. In circumstances where we are aware of a specific warranty related problem, for example a product recall, we reserve an estimate of the total out-of-pocket costs we expect to incur to resolve the problem, including, but not limited to, costs to replace or repair the defective items and shipping costs. When evaluating the need for any additional reserve for warranty costs, management takes into consideration the term of the warranty coverage, the quantity of product in the field that is currently under warranty, historical warranty-related return rates, historical costs of repair, and knowledge of new products introduced. If any of these factors were to change materially in the future, we may be required to increase our warranty reserve, which could have a material negative impact on our results of operations and our financial condition. Our reserve for warranty costs was $224,000 as of December 31, 2006, and $469,000 as of December 31, 2005.

**Deferred Income Taxes.** We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Based on our historical net operating losses, and the uncertainty of our future operating results, we have recorded a valuation allowance that fully reserves our deferred tax assets. If we later determine that, more likely than not, some or all of the net deferred tax assets will be realized, we would then need to reverse some or all of the previously provided valuation allowance. Our deferred tax asset valuation allowance was $61.2 million as of December 31, 2006 and $52.2 million as of December 31, 2005.

**Valuation of Goodwill and Other Intangible Assets.** We assess the impairment of goodwill and identifiable intangible assets on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner or use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends; and
- significant changes in the composition of the intangible assets acquired.

When we determine that the carrying value of goodwill and other intangible assets may not be recoverable based upon the existence of one or more of the above indicators, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

When we adopted SFAS 142, *Goodwill and Other Intangible Assets,* in 2002, we ceased amortizing goodwill, which had a net unamortized balance of $1.7 million as of December 31, 2001. Since then, primarily as a result of acquisitions in 2002 and 2003, the net balance of goodwill has grown to $8.3 million as December 31, 2006. We review goodwill for impairment annually during the quarter ending March 31. Our review during the quarter ended March 31, 2006 indicated no impairment. If, as a result of an annual or any other impairment review that we perform in the future, we determine that there has been an impairment of our goodwill or other intangible assets, we would be required to take an impairment charge. Such a charge could have a material adverse impact on our financial position and/or operating results.

## Results of Operations

The following table reflects the percentage of total revenues represented by each item in our Consolidated Statements of Operations for the years ended December 31, 2006, 2005, and 2004:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Revenues: | | | |
| Product | 98.7% | 98.8% | 99.1% |
| Service | 1.3 | 1.2 | 0.9 |
| Total revenues | 100.0 | 100.0 | 100.0 |
| Cost of revenues: | | | |
| Cost of product | 38.5 | 41.6 | 42.0 |
| Cost of service | 3.3 | 2.8 | 1.8 |
| Total cost of revenues | 41.8 | 44.4 | 43.8 |
| Gross profit | 58.2 | 55.6 | 56.2 |
| Operating expenses: | | | |
| Product development | 49.5 | 33.7 | 23.0 |
| Sales and marketing | 35.6 | 28.3 | 17.6 |
| General and administrative | 25.3 | 26.9 | 12.2 |
| Total operating expenses | 110.4 | 88.9 | 52.8 |
| Income/(loss) from operations | (52.2) | (33.3) | 3.4 |
| Interest and other income, net | 10.1 | 7.0 | 1.9 |
| Income/(loss) before provision for income taxes | (42.1) | (26.3) | 5.3 |
| Provision for income taxes | 0.6 | 0.2 | 0.5 |
| Net income/(loss) | (42.7)% | (26.5)% | 4.8% |

***Revenues***

*Total revenues*

| (Dollars in thousands) | Year Ended December 31, 2006 | 2005 | 2004 | 2006 over 2005 $ Change | 2005 over 2004 $ Change | 2006 over 2005 % Change | 2005 over 2004 % Change |
|---|---|---|---|---|---|---|---|
| Total revenues | $ 57,276 | $ 74,428 | $ 109,921 | ($17,152) | ($35,493) | (23.0%) | (32.3%) |

The $17.2 million decrease in 2006 as compared to 2005 was primarily the result of an expected $19.8 million reduction in Enel Project revenues partially offset by a $2.8 million increase in LONWORKS Infrastructure revenues (see further discussion below). The $35.5 million decrease in 2005 as compared to 2004 was primarily the result of an expected $37.2 million reduction in Enel Project related revenues partially offset by a $895,000 increase in LONWORKS Infrastructure revenue and a $798,000 increase in NES revenue (see further discussion below).

*LonWorks Infrastructure revenues*

| (Dollars in thousands) | Year Ended December 31, 2006 | 2005 | 2004 | 2006 over 2005 $ Change | 2005 over 2004 $ Change | 2006 over 2005 % Change | 2005 over 2004 % Change |
|---|---|---|---|---|---|---|---|
| LonWorks Infrastructure Revenues | $ 49,382 | $ 46,612 | $ 45,717 | $2,770 | $895 | 5.9% | 2.0% |

Our LONWORKS Infrastructure revenues are primarily comprised of sales of our hardware and software products, and to a lesser extent, revenues we generate from our customer support and training offerings. The $2.8 million increase in LONWORKS Infrastructure revenues for the year ended December 31, 2006 as compared to the same period in 2005 was evident in all of the geographic markets that we serve, particularly in EMEA and the Americas, and to a lesser extent, in Asia. Partially offsetting this increase was the unfavorable impact of exchange rates on sales made in foreign currencies, which resulted in a $145,000 decrease between the two years. We believe the overall $2.8 million increase is due, at least in part, to our customer's utilization of our products in new applications, such as energy management and street lighting controls.

The $2.8 million increase in LONWORKS Infrastructure revenue for the year ended December 31, 2006 as compared to the same period in 2005 was negatively impacted by revisions that we made earlier in 2006 to our revenue recognition methodology for sales made to our distributor partners. During the first quarter of 2006, we modified our revenue recognition method for sales made to our European distributor, EBV (see EBV revenue discussion below). Under the revised method, revenue on sales made to EBV is deferred until EBV sells the products through to its end use customers. During the second quarter of 2006, we completed a similar revision to our revenue recognition methodology for sales made to our Asian distributor partners. This revision was necessary as, during the quarter, we modified our agreements with our Asian distributor partners. These contractual modifications, which allow the distributors to return certain of their excess inventory, were made to address changing business conditions in our Asian markets and to expand our customer base there. The impact of these revenue recognition methodology revisions made during the first and second quarters of 2006 was a one-time reduction in LONWORKS Infrastructure revenues of approximately $3.9 million. Excluding the impact of these revenue recognition revisions, LONWORKS Infrastructure revenues for 2006 would have increased by approximately $6.7 million, or 14.3%, compared to 2005.

As long as current worldwide economic conditions do not deteriorate, we believe our LONWORKS Infrastructure revenues will continue to grow in 2007 as compared to 2006. However, within any given region, revenue growth may fluctuate up or down. In addition, the expected improvement in 2007 LONWORKS Infrastructure revenues will also be subject to further fluctuations in the exchange rates between the United States dollar and the foreign currencies in which we sell our LONWORKS Infrastructure products and services. In general, if the dollar were to strengthen against these currencies, our revenues would decrease. Conversely, if the dollar were to weaken against these currencies, our revenues would increase. The extent of this exchange rate fluctuation increase or decrease will depend on the amount of sales conducted in these currencies and the magnitude of the exchange rate fluctuation from year to year. The portion of our LONWORKS Infrastructure revenues conducted in currencies other than the United States dollar, principally the Japanese Yen, was about 6.3% in 2006, 4.6% in 2005, and 3.2% in 2004. We do not currently expect that, during 2007, the amount of our LONWORKS Infrastructure revenues conducted in these foreign currencies will fluctuate significantly from prior year levels. Given the historical and expected future level of sales made in foreign currencies, we do not currently plan to hedge against these currency rate fluctuations. However, if the portion of our revenues conducted in foreign currencies were to grow significantly, we would re-evaluate these exposures and, if necessary, enter into hedging arrangements to help minimize these risks.

The $895,000, or 2.0%, increase in LONWORKS Infrastructure revenue in 2005 as compared to 2004 was driven primarily by an $825,000, or 5.1%, increase in revenues from customers in our North American market, and to a lesser extent, a $177,000, or 2.4%, increase in revenues from sales made to customers in Asia. Partially offsetting these increases was a $108,000, or 0.5%, decrease in revenues from customers in Europe. In North America, the 5.1% increase in year-over-year revenues was primarily attributable to a slight increase in demand for our products from some of our larger customers. In Asia, the 2.4% increase in year-over-year revenues was unfavorably impacted by the exchange rates on sales made in Japanese Yen, which reduced the year-over-year increase by approximately $78,000. Excluding this impact, sales made to our customers in Asia increased by $255,000, or 3.4%, due primarily to improved economic conditions throughout the region. In Europe, the 0.5% decrease in year-over-year revenues was due primarily to a $265,000 decrease in sales made to EBV (see further discussion below).

*Enel Project revenues*

| *(Dollars in thousands)* | Year Ended December 31, 2006 | 2005 | 2004 | 2006 over 2005 $ Change | 2005 over 2004 $ Change | 2006 over 2005 % Change | 2005 over 2004 % Change |
|---|---|---|---|---|---|---|---|
| Enel Project Revenues | $ 7,103 | $ 26,933 | $ 64,119 | ($19,830) | ($37,186) | (73.6%) | (58.0%) |

The $19.8 million decrease in Enel Project revenues in 2006 as compared to 2005 was primarily attributable to the expected 2005 completion of our sales of components and products for the deployment phase of Enel's Contatore Elettronico project. Early in 2006, Enel asked us to provide them with spare parts for use in their system in Italy. We agreed to this request, and the $7.1 million of Enel project revenue represents our shipments against this request. In October 2006, we entered into two additional agreements with Enel, a new development and supply agreement and a software enhancement agreement. Under the new development and supply agreement, Enel will purchase additional metering kit and data concentrator products from us, assuming initial acceptance tests are completed successfully. Under the software enhancement agreement, we will provide software enhancements to Enel for use in its Contatore Elettronico system. There were no revenues from either of these new agreements during 2006. Both the new development and supply agreement and the software enhancement agreement expire on December 31, 2009, although delivery of products and services can extend beyond that date and the agreements may be extended under certain circumstances.

The $37.2 million decrease in Enel Project revenues in 2005 as compared to 2004 was primarily attributable to an expected reduction in the number of electricity meter components (also referred to as metering kit products) and data concentrator products shipped during 2005 as the deployment phase of the Contatore Elettronico project neared completion. To a lesser extent, reduced average selling prices for metering kit and data concentrator products also contributed to the year-over-year decline. Under the terms of our agreement with Enel, prices for the products we sold to Enel were reduced based on the cumulative number of units shipped. We sell our products to Enel and its designated manufacturers in United States dollars. Therefore, the associated revenues are not subject to foreign currency risks.

*NES revenues*

| *(Dollars in thousands)* | Year Ended December 31, 2006 | 2005 | 2004 | 2006 over 2005 $ Change | 2005 over 2004 $ Change | 2006 over 2005 % Change | 2005 over 2004 % Change |
|---|---|---|---|---|---|---|---|
| NES Revenues | $ 791 | $ 883 | $ 85 | ($92) | $798 | (10.4%) | 938.8% |

During 2006, NES revenues were generated primarily from shipments of our NES products, whereas in 2005, revenues were primarily generated from the completion of customer trials of our NES system. During 2004, the $85,000 of NES revenue was generated primarily from the sale of NES products and services.

During 2006, shipments of our NES products increased significantly over 2005 levels, due primarily to the fact that beginning in late 2005 and continuing into 2006, we and our NES value-added reseller, or VAR, partners won a number of utility tenders for intelligent metering systems in Sweden, the Netherlands, and Australia, and have also entered into a variety trials of our NES system in other countries. While shipments against these projects increased substantially during 2006, our 2006 NES revenues did not grow at the same rate. This is because our ability to recognize revenue on shipments made in conjunction with these projects, as well as shipments for other NES projects that we may win in the future, depends on several factors, including, but not limited to, delivery to the customer of all of the software called for in any given agreement, modification of the existing shipment schedules included in the contracts that have been awarded to us thus far, and certain contractual provisions, such as customer acceptance. In addition, the complex revenue recognition rules relating to products such as our NES system will likely require us to defer some or all of the revenue associated with NES product shipments until certain conditions are met in a future period. In some instances, the reasons for these deferrals may not be fully under our control, which could result in the actual timing of revenue being significantly different than we currently anticipate. We currently expect that our 2007 NES revenues will increase substantially over the $791,000 recorded in 2006.

We also expect that some foreign utilities will require us to price our NES system in the respective utility's local currency, which will expose us to foreign currency risk. In the event of a contract award, we may hedge this additional foreign currency risk so long as we can secure forward currency contracts that are reasonably priced and that are consistent with the scheduled deliveries for that project. In addition, we will face foreign currency exposures from the time we submit our foreign currency denominated bid until the award of a contract by the utility (the "bid to award" term). This bid to award term can often exceed several months. If a utility awards us a contract that gives the utility the right to exercise options for additional supply in the future, we would also be exposed to foreign currency risk until such time as these options, if any, were exercised. We may decide that it is too expensive to hedge the foreign currency risks during the bid to award term or for any unexercised options. Any resulting adverse foreign currency fluctuations could significantly harm our revenues, results of operations, and financial condition.

*EBV revenues*

| *(Dollars in thousands)* | Year Ended December 31, 2006 | 2005 | 2004 | 2006 over 2005 $ Change | 2005 over 2004 $ Change | 2006 over 2005 % Change | 2005 over 2004 % Change |
|---|---|---|---|---|---|---|---|
| EBV Revenues | $ 15,511 | $ 15,610 | $ 15,875 | ($99) | ($265) | (0.6%) | (1.7%) |

Sales to EBV, our largest distributor and the sole independent distributor of our LONWORKS Infrastructure products in Europe, accounted for 27.1% of our total revenues in 2006, 21.0% in 2005, and 14.4% in 2004. The primary factor contributing to the $99,000 decrease between 2006 and 2005 was the fact that, during the first quarter of 2006, we revised our revenue recognition methodology for sales made to EBV. Under the revised methodology, we now defer revenue, as well as cost of goods sold, on items shipped to EBV that remain in EBV's inventories at quarter-end. Revenue is then recognized on these products, along with the corresponding gross margin, when EBV sells them to its customers in future periods. This revision resulted in a one-time revenue decrease of approximately $2.9 million for the quarter ended March 31, 2006. The revision did not have an impact on cash flows from operations or require any changes to historical financial statements. Partially offsetting the impact of the revenue recognition methodology revision was an increase in EBV's shipments to its end-use customers, which we believe was the result of those customers' utilization of our products in new applications, such as energy management and street lighting controls.

We believe the $265,000, or 1.7%, reduction in year-over-year revenues in 2005 as compared to 2004 was in part due to the impact of the then newly introduced Restriction of Hazardous Substances, or RoHS, regulations. Under these new rules, which became effective in the European Union (and elsewhere) in 2006, manufacturers such as Echelon are required to eliminate certain hazardous substances (e.g., lead, cadmium, mercury, etc.) from the products they sell into the region. We believe that, in an effort to minimize any excess inventories of non-RoHS compliant products, EBV tightly managed its inventory balances, which in some cases resulted in reduced shipments to EBV until the RoHS compliant products became available. We began shipping the RoHS compliant versions of some of our products in volume quantities in late 2005, and completed the transition for our remaining products during 2006. In addition to the RoHS conversion impact, we also believe that general market conditions and acceptance by OEMs of our products also contributed to the slight year-over-year decline.

Our contract with EBV, which has been in effect since 1997 and has been renewed annually thereafter, expires in December 2007. If our agreement with EBV is not renewed, or is renewed on terms that are less favorable to us, our revenues could decrease and our future financial position could be harmed.

We currently sell our products to EBV in U.S. dollars. Therefore, the associated revenues are not subject to foreign currency exchange rate risks. However, EBV has the right, on notice to our company, to require that we sell our products to them in Euros.

*Product revenues*

| | Year Ended December 31, | | | 2006 over 2005 | 2005 over 2004 | 2006 over 2005 | 2005 over 2004 |
|---|---|---|---|---|---|---|---|
| *(Dollars in thousands)* | 2006 | 2005 | 2004 | $ Change | $ Change | % Change | % Change |
| Product Revenues | $ 56,515 | $ 73,563 | $ 108,947 | ($17,048) | ($35,384) | (23.2%) | (32.5%) |

The decrease in product revenues between 2006 and 2005 was attributable to the $19.8 million decrease in Enel program revenues partially offset by a $2.8 million increase in LonWorks Infrastructure product revenues. The decrease in product revenues between 2005 and 2004 was attributable to the $37.2 million decrease in Enel program revenues partially offset by a $1.1 million increase in LonWorks Infrastructure product revenues and a $714,000 increase in NES product revenues.

*Service revenues*

| | Year Ended December 31, | | | 2006 over 2005 | 2005 over 2004 | 2006 over 2005 | 2005 over 2004 |
|---|---|---|---|---|---|---|---|
| *(Dollars in thousands)* | 2006 | 2005 | 2004 | $ Change | $ Change | % Change | % Change |
| Service Revenues | $ 761 | $ 865 | $ 974 | ($104) | ($109) | (12.0%) | (11.2%) |

The decrease in service revenues in 2006, 2005, and 2004 was the result of continued decreases in our customers' use of our support and training services. We believe that the worldwide economic recession, which began in 2002 and continued through part of 2003, forced many of our customers to curtail spending for training and support. Although worldwide economic conditions generally improved during the latter part of 2003 and continued through 2006, we do not expect our service revenues to increase over prior year levels. In fact, we believe that many of our customers will continue to refrain from purchasing our customer support and training offerings during 2007 in an effort to minimize their operating expenses.

***Gross Profit and Gross Margin***

| | Year Ended December 31, | | | 2006 over 2005 | 2005 over 2004 | 2006 over 2005 | 2005 over 2004 |
|---|---|---|---|---|---|---|---|
| *(Dollars in thousands)* | 2006 | 2005 | 2004 | $ Change | $ Change | % Change | % Change |
| Gross Profit | $ 33,327 | $ 41,349 | $ 61,808 | ($8,022) | ($20,459) | (19.4%) | (33.1%) |
| Gross Margin | 58.2% | 55.6% | 56.2% | — | — | 2.6 | (0.6) |

Gross profit is equal to revenues less cost of goods sold. Cost of goods sold for product revenues includes direct costs associated with the purchase of components, subassemblies, and finished goods, as well as indirect costs such as allocated labor and overhead; costs associated with the packaging, preparation, and shipment of products; and charges related to warranty and excess and obsolete inventory reserves. Cost of goods sold for service revenues consists of employee-related costs such as salaries and fringe benefits as well as other direct and indirect costs incurred in providing training, customer support, and custom software development services. Gross margin is equal to gross profit divided by revenues.

The 2.6 percentage point increase in gross margin during 2006 as compared to 2005 was due primarily to the mix of products sold and favorable manufacturing and overhead absorption variances experienced during the year. Partially offsetting these favorable factors were the impact of lower overall revenues on gross margins and SFAS 123R equity compensation charges. Equity compensation expense recorded under SFAS 123R during 2006 increased our total cost of revenues by approximately $415,000, which reduced our gross margin for 2006 by 0.7 of a percentage point. Overall, gross margin during 2005 as compared to 2004 remained relatively constant.

We expect that, during 2007, gross margins will decrease from 2006 levels as revenues from our lower margin NES products increase as a percentage of our overall revenues. We expect this will be particularly true in 2007 as our first substantial NES revenues will be generated from more costly, earlier versions of our NES products.

***Operating Expenses***

*Product development*

| (Dollars in thousands) | Year Ended December 31, 2006 | 2005 | 2004 | 2006 over 2005 $ Change | 2005 over 2004 $ Change | 2006 over 2005 % Change | 2005 over 2004 % Change |
|---|---|---|---|---|---|---|---|
| Product Development | $ 28,357 | $ 25,098 | $ 25,262 | $3,259 | ($164) | 13.0% | (0.6%) |

Product development expenses consist primarily of payroll and related expenses for development personnel, facility costs, amounts paid to third party service providers, expensed material and other supplies, depreciation and amortization, and other costs associated with the development of new technologies and products.

The $3.3 million increase in product development expenses during 2006 as compared to 2005 was primarily due to an increase in compensation expenses for our product development personnel, which was comprised of an approximately $1.8 million increase in equity compensation expenses resulting from our 2006 adoption of SFAS 123R, and to a lesser extent, increases in our product development personnel headcount. In addition, increases in fees paid to third party consultants, as well as expenses associated with materials and other supplies consumed in the product development process, also contributed to the year-over-year increase. Product development expenses remained relatively flat in 2005 as compared to 2004, decreasing by $164,000, or 0.6%.

We expect that, during 2007, product development expenses will increase from 2006 levels. This increase will primarily be the result of increased development efforts related to our NES system products.

*Sales and marketing*

| (Dollars in thousands) | Year Ended December 31, 2006 | 2005 | 2004 | 2006 over 2005 $ Change | 2005 over 2004 $ Change | 2006 over 2005 % Change | 2005 over 2004 % Change |
|---|---|---|---|---|---|---|---|
| Sales and Marketing | $ 20,372 | $ 21,023 | $ 19,440 | ($651) | $1,583 | (3.1%) | 8.1% |

Sales and marketing expenses consist primarily of payroll, commissions, and related expenses for sales and marketing personnel, travel and entertainment, facilities costs, advertising and product promotion, and other costs associated with our sales and marketing activities.

Sales and marketing expenses decreased $651,000 during 2006 as compared to 2005, due primarily to reductions in travel and entertainment costs, recruiting and other employee related administrative expenses, and advertising and product promotion charges. Partially offsetting these decreases was an increase of $1.1 million in equity compensation charges resulting from our 2006 adoption of SFAS 123R. Slightly offsetting the $651,000 decrease was the unfavorable impact of foreign currency exchange rate fluctuations between the United States dollar and the local currency in several of the foreign countries in which we operate, which increased overall sales and marketing expenses by approximately $11,000 in 2006 as compared to 2005.

Sales and marketing expenses increased $1.6 million during 2005 as compared to 2004, due primarily to increases in salary and other compensation related expenses, travel and entertainment costs, advertising and product promotion charges, and other costs related to our sales and marketing activities. Slightly offsetting the $1.6 million increase was the favorable impact of foreign currency exchange rate fluctuations between the United States dollar and the local currency in several of the foreign countries in which we operate, which reduced overall sales and marketing expenses by approximately $50,000 in 2005 as compared to 2004.

We expect that, during 2007, our sales and marketing expenses will increase over 2006 levels. In addition, if the United States dollar were to weaken against the foreign currencies where we do business, our sales and marketing expenses could increase further. Conversely, if the dollar were to strengthen against these currencies, it would have a favorable impact on our sales and marketing expenses.

*General and administrative*

| (Dollars in thousands) | Year Ended December 31, 2006 | 2005 | 2004 | 2006 over 2005 $ Change | 2005 over 2004 $ Change | 2006 over 2005 % Change | 2005 over 2004 % Change |
|---|---|---|---|---|---|---|---|
| General and Administrative | $ 14,505 | $ 20,018 | $ 13,388 | ($5,513) | $6,630 | (27.5%) | 49.5% |

General and administrative expenses consist primarily of payroll and related expenses for executive, accounting and administrative personnel, professional fees for legal and accounting services rendered to the company, facility costs, insurance, and other general corporate expenses.

Excluding equity compensation expenses, general and administrative expenses decreased approximately $6.5 million in 2006 as compared to 2005, due primarily to the 2005 costs associated with the Enel arbitration; including the arbitration award itself of $5.1 million, as well as associated legal fees and other arbitration related costs. Partially offsetting this decrease was a $1.0 million increase in equity compensation expenses resulting from our 2006 adoption of SFAS 123R.

Of the $6.6 million increase in general and administrative expenses in 2005 as compared to 2004, approximately $5.1 million relates to the impact of the Enel arbitration award. Excluding the impact of the Enel arbitration award, general and administrative expenses increased by approximately $1.5 million in 2005 as compared to 2004. This increase is primarily attributable to increased legal fees and other related costs incurred in connection with our arbitration with Enel, increased fees paid to our independent auditors and other third party consultants resulting from increased Sarbanes-Oxley compliance requirements, and, to a lesser extent, increased compensation and related costs for our general and administrative personnel.

We believe that, during 2007, general and administrative costs will increase modestly above 2006 levels.

***Interest and Other Income, Net***

| (Dollars in thousands) | Year Ended December 31, 2006 | 2005 | 2004 | 2006 over 2005 $ Change | 2005 over 2004 $ Change | 2006 over 2005 % Change | 2005 over 2004 % Change |
|---|---|---|---|---|---|---|---|
| Interest and Other Income, Net | $ 5,817 | $ 5,225 | $ 2,140 | $592 | $3,085 | 11.3% | 144.2% |

Interest and other income, net primarily reflects interest earned by our company on cash and short-term investment balances as well as foreign exchange translation gains and losses related to short-term intercompany balances.

During 2006, interest income increased by approximately $1.6 million over 2005 levels. This increase is primarily attributable to an overall improvement in the average yield on our investment portfolio. Yields increased steadily during 2006 as a result of the Federal Reserve's steady interest rate increases since June 2004. As short-term investments we purchased in 2004 and 2005 have come to maturity, the proceeds have been re-invested in instruments with higher effective yields, thus increasing interest income. Partially offsetting the beneficial impact of higher average yields is the fact that our average invested cash balance decreased during 2006 as a result of our operating losses and repurchases of our common stock.

Partially offsetting the $1.6 million increase in interest income during 2006 was a $984,000 increase in foreign exchange losses on our short-term intercompany balances. In accordance with SFAS No. 52, *Foreign Currency Translation*, we account for foreign currency translation gains and losses associated with our short-term intercompany balances by reflecting these amounts as either other income or loss in our consolidated statements of operations. During periods when the U.S. dollar strengthens in value against these foreign currencies, the associated translation gains favorably impact other income. Conversely, when the U.S. dollar weakens, as it did during 2006, the resulting translation losses negatively impact other income.

Of the $3.1 million increase in interest and other income, net during 2005 as compared to 2004, approximately $2.5 million was attributable to increased interest income. Also contributing to the increase between the two years was the favorable impact of foreign exchange gains on our short-term intercompany balances. Slightly offsetting these improvements was the negative impact of the Enel arbitration award. As previously discussed, of the total $5.2 million charge associated with the award, approximately $62,000 was reflected as interest and other expense.

Although interest rates have increased substantially since June 2004, we expect that our anticipated operating losses for 2007 will require us to use a portion of our existing cash and short-term investment portfolio to fund ongoing business operations. In addition, we may decide to continue repurchasing our common stock in accordance with our board of directors approved stock repurchase program, which expires in March 2008. As a result, we expect that the average amount of our invested cash will decrease during 2007, which will result in reduced interest income if interest rates remain unchanged. In addition, future fluctuations in the exchange rates between the United States dollar and the currencies in which we maintain our short-term intercompany balances (principally the

European Euro and the British Pound Sterling) will also affect our interest and other income, net.

***Provision for Income Taxes***

| *(Dollars in thousands)* | Year Ended December 31, 2006 | 2005 | 2004 | 2006 over 2005 $ Change | 2005 over 2004 $ Change | 2006 over 2005 % Change | 2005 over 2004 % Change |
|---|---|---|---|---|---|---|---|
| Provision for Income Taxes | $ 350 | $ 154 | $ 586 | $196 | ($432) | 127.3% | (73.7%) |

The provision for income taxes for 2006 includes a provision for state and foreign taxes based on our annual estimated effective tax rate for the year. The difference between the statutory rate and our effective tax rate is primarily due to the impact of foreign taxes and, in 2004, the beneficial impact of deferred taxes resulting from the utilization of net operating losses. Income taxes of $350,000 in 2006 consist primarily of taxes related to profitable foreign subsidiaries and various state minimum taxes. Income taxes of $154,000 in 2005 primarily consist of taxes related to profitable foreign subsidiaries and various state minimum taxes, partially offset by a reduction in our income tax exposure reserve associated with the resolution of an outstanding tax matter. Income taxes of $586,000 in 2004 primarily consist of taxes related to profitable foreign subsidiaries, federal alternative minimum taxes, and various state minimum and regular income taxes.

Although we expect to generate a loss before provision for income taxes in 2007, we will be required to book income tax expense to cover, at a minimum, the foreign taxes owed on income generated by our profitable foreign subsidiaries. We currently expect our 2007 provision for income taxes will be slightly higher than the amount provided for in 2006.

## Off-Balance-Sheet Arrangements and Other Contractual Obligations

*Off-Balance-Sheet Arrangements.* We have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose Echelon to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us.

*Operating Lease Commitments.* We lease our present corporate headquarters facility in San Jose, California, under two non-cancelable operating leases. The first lease agreement expires in 2011 and the second lease agreement expires in 2013. Upon expiration, both lease agreements provide for extensions of up to ten years. As part of these lease transactions, we provided the lessor security deposits in the form of two standby letters of credit totaling $6.5 million.

In addition to our corporate headquarters facility, we also lease facilities for our sales, marketing, distribution, and product development personnel located elsewhere within the United States and in nine foreign countries throughout Europe and Asia. These operating leases are of shorter duration, generally one to five years, and in some instances are cancelable with advance notice. Lastly, we also lease certain equipment and, for some of our sales personnel, automobiles. These operating leases are generally less than five years in duration.

*Purchase Commitments.* We utilize several contract manufacturers who manufacture and test our products requiring assembly. These contract manufacturers acquire components and build product based on demand information supplied by us in the form of purchase orders and demand forecasts. These purchase orders and demand forecasts generally cover periods that range from one to six months, and in some cases, up to one year. We also obtain individual components for our products from a wide variety of individual suppliers. We generally acquire these components through the issuance of purchase orders, and in some cases through demand forecasts, both of which cover periods ranging from one to nine months.

We also utilize purchase orders when procuring capital equipment, supplies, and services necessary for our day-to-day operations. These purchase orders generally cover periods ranging up to twelve months, but in some instances cover a longer duration.

*Indemnifications.* In the normal course of business, we provide indemnifications of varying scope to customers against claims of intellectual property infringement made by third parties arising from the use of our products. Historically, costs related to these indemnification provisions have not been significant. However, we are unable to estimate the maximum potential impact of these indemnification provisions on our future results of operations.

As permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was serving, at our request in such capacity. The indemnification period covers all pertinent events and occurrences during the officer's or director's lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have director and officer insurance coverage that would enable us to recover a portion of any future amounts paid. We believe the estimated fair value of these indemnification agreements in excess of the applicable insurance coverage is minimal.

*Royalties.* We have certain royalty commitments associated with the shipment and licensing of certain products. Royalty expense is generally based on a U.S. dollar amount per unit shipped or a percentage of the underlying revenue. Royalty expense, which was recorded under our cost of products revenue on our consolidated statements of income, was approximately $493,000 during 2006, $496,000 during 2005, and $503,000 during 2004.

We will continue to be obligated for royalty payments in the future associated with the shipment and licensing of certain of our products. While we are currently unable to estimate the maximum amount of these future royalties, such amounts will continue to be dependent on the number of units shipped or the amount of revenue generated from these products.

*Taxes.* We conduct our operations in many tax jurisdictions throughout the world. In many of these jurisdictions, non-income based taxes such as property taxes, sales and use taxes, and value-added taxes are assessed on Echelon's operations in that particular location. While we strive to ensure compliance with these various non-income based tax filing requirements, there have been instances where potential non-compliance exposures have been identified. In accordance with generally accepted accounting principles, we make a provision for these exposures when it is both probable that a liability has been incurred and the amount of the exposure can be reasonably estimated. To date, such provisions have been immaterial, and we believe that, as of December 31, 2006, we have adequately provided for such contingencies. However, it is possible that our results of operations, cash flows, and financial position could be harmed if one or more non-compliance tax exposures are asserted by any of the jurisdictions where we conduct our operations.

*Legal Actions.* On May 3, 2004, we announced that Enel filed a request for arbitration to resolve a dispute regarding our marketing and supply obligations under the Research and Development and Technological Cooperation Agreement dated June 28, 2000. The arbitration took place in London in early March 2005 under the rules of arbitration of the International Court of Arbitration of the International Chamber of Commerce. We received the arbitration panel's decision on September 29, 2005. The arbitration tribunal awarded Enel €4,019,750 in damages plus interest from December 15, 2004 and the sums of $52,000 and €150,000 in arbitration and legal related costs, respectively. These amounts, which total approximately $5.2 million, were included in our results of operations for the year ended December 31, 2005. As of December 31, 2005, approximately $3.0 million of the $5.2 million award was unpaid and is reflected in accrued liabilities. This $3.0 million obligation was paid in early 2006. The arbitration tribunal refused Enel's request to extend the supply or marketing obligations of Echelon.

In addition to the matter described above, from time to time, in the ordinary course of business, we are also subject to legal proceedings, claims, investigations, and other proceedings, including claims of alleged infringement of third-party patents and other intellectual property rights, and commercial, employment, and other matters. In accordance with generally accepted accounting principles, we make a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. While we believe we have adequately provided for such contingencies as of December 31, 2006, it is possible that our results of operations, cash flows, and financial position could be harmed by the resolution of any such outstanding claims.

As of December 31, 2006, our contractual obligations were as follows (in thousands):

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1-3 years | 4-5 years | More than 5 years |
| Operating leases | $ 27,413 | $ 5,258 | $ 9,584 | $ 9,204 | $ 3,367 |
| Purchase commitments | 23,642 | 23,642 | -- | -- | -- |
| Total | $ 51,055 | $ 28,900 | $ 9,584 | $ 9,204 | $ 3,367 |

## Liquidity and Capital Resources

Since our inception, we have financed our operations and met our capital expenditure requirements primarily from the sale of preferred stock and common stock, although during the years 2002 through 2004, we were also able to finance our operations through operating cash flow. From inception through December 31, 2006, we raised $278.1 million from the sale of preferred stock and common stock, including the exercise of stock options and warrants from our employees and directors.

In March and August 2004, our Board of Directors approved a stock repurchase program, which authorizes us to repurchase up to 3.0 million shares of our common stock, in accordance with Rule 10b-18 and other applicable laws, rules and regulations. Since inception, we have repurchased a total of 2,204,184 shares under the program at a cost of $16.1 million. As of December 31, 2006, 795,816 shares are available for repurchase. The stock repurchase program will expire in March 2008.

The following table presents selected financial information for each of the last three fiscal years (dollars in thousands):

| | As of December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Cash, cash equivalents, and short-term investments | $ 124,157 | $ 154,480 | $ 160,364 |
| Trade accounts receivable, net | 13,918 | 11,006 | 17,261 |
| Working capital | 132,420 | 157,474 | 173,391 |
| Stockholder's equity | 156,575 | 181,308 | 211,062 |

As of December 31, 2006, we had $124.2 million in cash, cash equivalents, and short-term investments, a decrease of $30.3 million as compared to December 31, 2005. Historically, our primary source of cash, other than stock sales and exercises of stock options and warrants as discussed above, has been receipts from revenue. Our primary uses of cash have been cost of revenues, compensation related payments and other operating expenses, acquisitions, capital expenditures, and purchases under our stock repurchase program.

*Cash flows from operating activities.* Cash flows from operating activities has historically been driven by net income levels, adjustments for non-cash charges such as depreciation, amortization, in-process research and development charges, and stock-based compensation expenses; and fluctuations in operating asset and liability balances. Net cash used in operating activities was $20.7 million in 2006, a $15.1 million increase from 2005. During 2006, net cash used in operating activities was primarily the result of our net loss of $24.4 million; changes in our operating assets and liabilities of $5.1 million; and an increase in accrued investment income of $446,000; partially offset by stock-based compensation charges of $4.9 million and depreciation and amortization of $4.4 million. Net cash used in operating activities in 2005 of $5.6 million was primarily the result of our net loss of $19.7 million and an increase in accrued investment income of $959,000; partially offset by changes in our operating assets and liabilities of $10.3 million; depreciation and amortization of $4.2 million; and stock-based compensation charges of $587,000. Cash provided by operating activities in 2004 of $13.1 million was generated primarily from net income of $5.3 million; depreciation and amortization of $4.9 million; and changes in our operating assets and liabilities of $3.2 million; partially offset by an increase in accrued investment income of $241,000.

*Cash flows from investing activities.* Cash flows from investing activities has historically been driven by transactions involving our short-term investment portfolio, capital expenditures, changes in our long-term assets, and acquisitions. Net cash provided by investing activities was $4.8 million for 2006, a $35.0 million decrease over 2005. Net cash provided by investing activities in 2006 was primarily the result of proceeds from maturities and sales of our available-for-sale short-term investments; partially offset by capital expenditures of $4.7 million. During 2005, net cash provided by investing activities of $39.8 million was primarily the result of proceeds from maturities and sales of our available-for-sale short-term investments and the $11.1 million release of our restricted investments; partially offset by capital expenditures of $2.1 million. During 2004, net cash used in investing activities was primarily the result of capital expenditures of $2.2 million.

*Cash flows from financing activities.* Cash flows from financing activities has historically been driven by the proceeds from issuance of common and preferred stock offset by transactions under our stock repurchase program. Net cash used in financing activities was $6.3 million for 2006, a $3.3 million decrease from 2005, and was primarily attributable to repurchases of our common stock under our stock repurchase program. Similarly, during 2005, net cash used in financing activities of $9.6 million was also the result of stock repurchases under our stock repurchase program. Net cash provided by financing activities in 2004 of $5.0 million was comprised of proceeds from the exercise of stock options by our employees, offset by $176,000 related to open-market purchases of our common stock under our stock repurchase program.

We use highly regarded investment management firms to manage our invested cash. Our portfolio of investments managed by these investment managers is primarily composed of highly rated United States corporate obligations, United States government securities, and to a lesser extent, foreign corporate obligations and money market funds. All investments are made according to guidelines and within compliance of policies approved by the Audit Committee of our Board of Directors.

We expect that cash requirements for our payroll and other operating costs will continue at or slightly above existing levels. We also expect that we will continue to acquire capital assets such as computer systems and related software, office and manufacturing equipment, furniture and fixtures, and leasehold improvements, as the need for these items arises. Furthermore, our cash reserves may be used to strategically acquire other companies, products, or technologies that are complementary to our business.

Our existing cash, cash equivalents, and investment balances will likely decline during 2007 as a result of our anticipated operating losses. In addition, any weakening of current economic conditions, or changes in our planned cash outlay, could also negatively affect our existing cash, cash equivalents, and investment balances. However, based on our current business plan and revenue prospects, we believe that our existing cash and short-term investment balances will be sufficient to meet our projected working capital and other cash requirements for at least the next twelve months. Cash from operations could be affected by various risks and uncertainties, including, but not limited to, the risks detailed in Part I, Item 1A - Risk Factors. In the unlikely event that we would require additional financing within this period, such financing may not be available to us in the amounts or at the times that we require, or on acceptable terms. If we fail to obtain additional financing, when and if necessary, our business would be harmed.

## Related Party Transactions

During the years ended December 31, 2006, 2005, and 2004, the law firm of Wilson Sonsini Goodrich & Rosati, P.C. acted as principal outside counsel to our company. Mr. Sonsini, a director of our company, is a member of Wilson Sonsini Goodrich & Rosati, P.C.

From time to time, M. Kenneth Oshman, our Chairman of the Board and Chief Executive Officer, uses private air travel services for business trips for himself and for any employees accompanying him. Prior to January 1, 2005, a company controlled by Armas Clifford Markkula, a director of our company, provided these private air travel services. Our net expense with respect to such private air travel services is no greater than comparable first class commercial air travel services. Such net outlays were not material.

In June 2000, we entered into a stock purchase agreement with Enel pursuant to which Enel purchased 3.0 million newly issued shares of our common stock for $130.7 million (see Note 10 to our accompanying consolidated financial statements for additional information on our transactions with Enel). The closing of this stock purchase occurred on September 11, 2000. At the closing, Enel had agreed that it would not, except under limited circumstances, sell or otherwise transfer any of those shares for a specified time period. That time period expired September 11, 2003. To our knowledge, Enel has not disposed of any of its 3.0 million shares.

Under the terms of the stock purchase agreement, Enel has the right to nominate a member of our board of directors. As of February 28, 2007, a representative of Enel has not been appointed to our board.

At the time we entered into the stock purchase agreement with Enel, we also entered into a research and development agreement with an affiliate of Enel. Under the terms of the research and development agreement, we cooperated with Enel to integrate our LonWorks technology into Enel's remote metering management project in Italy. During 2006, we recognized revenue from products and services sold to Enel and its designated manufacturers of approximately $7.1 million, none of which was included in accounts receivable at December 31, 2006. During 2005, we recognized revenue from products and services sold to Enel and its designated manufacturers of approximately $26.9 million, $4.6 million of which was included in accounts receivable at December 31, 2005. During 2004, we recognized revenue from products and services sold to Enel and its designated manufacturers of approximately $64.1 million.

We completed the sale of our components and products for the deployment phase of the Contatore Elettronico project during 2005. During 2006, we supplied Enel and its designated manufacturers with limited spare parts for Enel's Contatore Elettronico system. In October 2006, we entered into a new development and supply agreement and a software enhancement agreement with Enel. Under the development and supply agreement, Enel and its contract manufacturers will purchase additional electronic components and finished goods from Echelon, assuming certain initial acceptance tests are completed successfully. Under the software enhancement agreement, we will provide software enhancements to Enel for use in its Contatore Elettronico system. Both the new development and supply agreement and the software enhancement agreement expire in December 2009, although delivery of products and services can extend beyond that date and the agreements may be extended under certain circumstances.

## Recently Issued Accounting Standards

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), *Fair Value Measurements*. SFAS 157 defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosure related to the use of fair value measures in financial statements. SFAS 157 does not expand the use of fair value measures in financial statements, but standardizes its definition and guidance in GAAP. SFAS 157 emphasizes that fair value is a market-based measurement and not an entity-specific measurement based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS 157 establishes a fair value hierarchy from observable market data as the highest level to fair value based on an entity's own fair value assumptions as the lowest level. SFAS 157 is to be effective for our financial statements issued in 2008; however, earlier application is encouraged. We believe that the adoption of SFAS 157 will not have a material impact on our consolidated financial statements.

In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108 ("SAB 108"), *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements*. SAB 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. Prior practice allowed the evaluation of materiality on the basis of (1) the error quantified as the amount by which the current year income statement was misstated (rollover method) or (2) the cumulative error quantified as the cumulative amount by which the current year balance sheet was misstated (iron curtain method). Reliance on either method in prior years could have resulted in misstatement of the financial statements. The guidance provided in SAB 108 requires both methods to be used in evaluating materiality. Immaterial prior year errors may be corrected with the first filing of prior year financial statements after adoption. The cumulative effect of the correction would be reflected in the opening balance sheet with appropriate disclosure of the nature and amount of each individual error corrected in the cumulative adjustment, as well as a disclosure of the cause of the error and that the error had been deemed to be immaterial in the past. The provisions of SAB 108 became effective as of the beginning of our 2006 fiscal year. The adoption of SAB 108 did not have a material impact on our consolidated financial statements.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109*, which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that we recognize in our financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year, with the cumulative effect, if any, of the change in accounting principal recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN 48 on our condensed consolidated financial statements.

In February 2006, the FASB issued SFAS No. 155 ("SFAS 155"), *Accounting for Certain Hybrid Financial Instruments*, which amends SFAS No. 133 ("SFAS 133"), *Accounting for Derivative Instruments and Hedging Activities* and SFAS No. 140 ("SFAS 140"), *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. SFAS 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Earlier adoption is permitted, provided we have not yet issued financial statements, including for interim periods, for that fiscal year. As we do not currently engage in hedging activities, we do not currently expect the adoption of SFAS 155 will have a material impact on our consolidated financial position, results of operations, or cash flows.

In June 2005, the FASB issued SFAS No. 154 ("SFAS 154"), *Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and Statement No. 3, Reporting Accounting Changes in Interim Financial Statements.* SFAS 154 changes the requirements for how an entity accounts for and reports a change in accounting principle. Previously, most voluntary changes in accounting principles were implemented by reflecting a cumulative effect adjustment within net income during the period of the change. SFAS 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, SFAS 154 does not change the transition provisions of any existing accounting pronouncements. The adoption of SFAS 154 did not have a material impact on our consolidated financial statements.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

*Market Risk Disclosures.* The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. We do not use derivative financial instruments to hedge these exposures.

*Interest Rate Sensitivity.* We maintain a short-term investment portfolio consisting mainly of fixed income securities with a weighted average maturity of less than one year. These available-for-sale securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10% from levels at December 31, 2006, the fair market value of the portfolio would decline by an immaterial amount, due primarily to the fact that current interest rates remain at historically low levels. We currently intend to hold our fixed income investments until maturity, and therefore we would not expect our operating results or cash flows to be affected to any significant degree by a sudden change in market interest rates. If necessary, we may sell short-term investments prior to maturity to meet the liquidity needs of the company.

*Foreign Currency Exchange Risk.* We have international subsidiaries and operations and are, therefore, subject to foreign currency rate exposure. To date, our exposure to exchange rate volatility has not been significant. Due to our modest exposure to foreign currency fluctuations, if foreign exchange rates were to fluctuate by 10% from rates at December 31, 2006, our financial position and results of operations would not be materially affected. However, it is possible that there would be a material impact in the future.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Financial Statements and Supplementary Data required by this item are set forth in Item 6 and at the pages indicated in Item 15(a).

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

***Limitations on the Effectiveness of Controls***

Since we began reviewing our internal controls over financial reporting, we have identified a number of procedures where an opportunity to improve our internal controls existed. As part of our ongoing effort to maximize our internal controls over financial reporting, each of these control improvement opportunities has been, or is in the process of being, remediated by management.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934, or the Exchange Act, Rules 13a-15(e) and 15d-15(e)) or our internal controls over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected.

***Disclosure Controls and Procedures***

We have established disclosure controls and procedures to ensure that material information relating to Echelon, including its consolidated subsidiaries, is made known to the officers who certify Echelon's financial reports and to other members of senior management and the Board of Directors. These disclosure controls and procedures have been designed to provide reasonable assurance of achieving their objective, which is to make sure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms. Based on their evaluation as of December 31, 2006, the principal executive officer and principal financial officer of Echelon have concluded that Echelon's disclosure controls and procedures (as defined in the Securities Exchange Act of 1934, or the Exchange Act, Rules 13a-15(e) and 15-d-15(e)) are effective at this reasonable assurance level.

*Management's Annual Report on Internal Control Over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting is effective at this reasonable assurance level as of December 31, 2006. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, has been audited by KPMG LLP, an independent registered public accounting firm and auditors of our consolidated financial statements, as stated in their report which is included herein.

*Changes in Internal Control Over Financial Reporting*

There were no changes in our internal controls over financial reporting (as defined in Rule 13a-15(e) of the Exchange Act) that occurred during the quarter ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

## ITEM 9B. OTHER INFORMATION

Echelon is scheduled to hold its 2006 annual meeting of stockholders on May 16, 2007. The meeting will commence at 10:00 a.m., PST, and will be held at our corporate headquarters located at 570 Meridian Avenue, San Jose, California 95126. The date of record for the annual meeting is March 27, 2007.

# PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE MATTERS

The information regarding our executive officers required by this Item is incorporated herein by reference from the section titled "Executive Officers of Registrant" in Part I of this annual report on Form 10-K. The remaining information required by this Item is incorporated herein by reference from our Proxy Statement for the 2007 Annual Meeting of Stockholders (the "2007 Proxy Statement"), which will be filed with the Securities and Exchange Commission no later than 120 days after the end of our fiscal year ended December 31, 2006.

## ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference from our 2007 Proxy Statement.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this Item is incorporated herein by reference from our 2007 Proxy Statement.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference from our 2007 Proxy Statement.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference from our 2007 Proxy Statement.

# PART IV

## ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed as part of this Form:

1. Financial Statements



2. Financial Statement Schedule



All other schedules have been omitted because they are not applicable or the required information is included in the Consolidated Financial Statements or the Notes thereto.

3. Exhibits

Item 601 of Regulation S-K requires the following exhibits listed below. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K has been identified.

| Exhibit No. | Description of Document |
|---|---|
| 3.2* | Amended and Restated Certificate of Incorporation of Registrant. |
| 3.3* | Amended and Restated Bylaws of Registrant. |
| 4.1* | Form of Registrant's Common Stock Certificate. |
| 4.2* | Second Amended and Restated Modification Agreement dated May 15, 1997. |
| 10.1* | Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers. |
| 10.2*+ | 1997 Stock Plan and forms of related agreements. |
| 10.2(a)+ | Form of 1997 Stock Plan Stock Option Agreement with early exercise feature |
| 10.2(b)+ | Form of 1997 Stock Plan Nonqualified Stock Option Agreement with early exercise feature |
| 10.2(c)+ | Form of 1997 Stock Plan Nonqualified Stock Option Agreement |
| 10.2(d)+ | Form of 1997 Stock Plan Performance Share Agreement |
| 10.2(e)+ | Form of 1997 Stock Plan Performance Share Agreement for non-US employees |
| 10.2(f)+ | Form of 1997 Stock Plan Performance Share Agreement with performance based vesting criteria for non-US employees |
| 10.2(g)+ | Form of 1997 Stock Plan Stock Appreciation Right Agreement for non-US employees |
| 10.2(h)+ | Form of 1997 Stock Plan Performance Share Agreement with performance based vesting criteria |
| 10.2(i)+ | Form of 1997 Stock Plan Performance Share Agreement |
| 10.2(j)+ | Form of 1997 Stock Plan Stock Appreciation Right Agreement |
| 10.3*+ | 1988 Stock Option Plan and forms of related agreements. |
| 10.4* | Second Amended and Restated Modification Agreement dated May 15, 1997 (included in Exhibit 4.2). |
| 10.5* | Form of International Distributor Agreement. |
| 10.6* | Form of OEM License Agreement. |
| 10.7* | Form of Software License Agreement. |
| 10.8* | International Distributor Agreement between the Company and EBV Elektronik GmbH as of December 1, 1997. |
| 10.9*+ | 1998 Director Option Plan. |
| 21.1* | Subsidiaries of the Registrant. |
| 23.1 | Consent of KPMG LLP, Independent Registered Public Accounting Firm. |

| | |
|---|---|
| 24.1 | Power of Attorney (see signature page). |
| 31.1 | Certificate of Echelon Corporation Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 | Certificate of Echelon Corporation Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32 | Certification by the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

| | |
|---|---|
| * | Previously filed. |
| + | Indicates management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 14(c) of Form 10-K. |

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Echelon Corporation:

We have audited the accompanying consolidated balance sheets of Echelon Corporation and subsidiaries as of December 31, 2006 and December 31, 2005 and the related consolidated statements of operations, stockholders' equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2006. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in Item 15(a). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Echelon Corporation and subsidiaries as of December 31, 2006 and December 31, 2005 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Echelon Corporation's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Mountain View, California
March 15, 2007

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Echelon Corporation:

We have audited management's assessment, included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting" appearing under Item 9A, that Echelon Corporation and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Echelon Corporation and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Echelon Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Echelon Corporation and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations, stockholders' equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2006 and our report dated March 15, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Mountain View, California
March 15, 2007

ECHELON CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

| | As of December 31, 2006 | As of December 31, 2005 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 37,412 | $ 59,080 |
| Short-term investments | 86,745 | 95,400 |
| Accounts receivable, net of allowances of $1,041 in 2006 and $1,511 in 2005 | 13,918 | 11,006 |
| Inventories | 11,359 | 3,240 |
| Deferred cost of goods sold | 19,060 | 322 |
| Other current assets | 2,359 | 1,967 |
| Total current assets | 170,853 | 171,015 |
| Property and Equipment: | | |
| Computer and other equipment | 13,465 | 9,906 |
| Software | 4,097 | 3,852 |
| Furniture and fixtures | 2,545 | 2,486 |
| Leasehold improvements | 16,966 | 16,808 |
| | 37,073 | 33,052 |
| Less: Accumulated depreciation and amortization | (21,885) | (18,166) |
| Net property and equipment | 15,188 | 14,886 |
| Goodwill | 8,278 | 8,018 |
| Other long-term assets | 1,957 | 2,019 |
| TOTAL ASSETS | $ 196,276 | $ 195,938 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Accounts payable | $ 6,893 | $ 3,972 |
| Accrued liabilities | 4,697 | 7,473 |
| Deferred revenues | 26,843 | 2,096 |
| Total current liabilities | 38,433 | 13,541 |
| Long-Term Liabilities: | | |
| Deferred rent, net of current portion | 1,268 | 1,089 |
| Total long-term liabilities | 1,268 | 1,089 |
| Commitments and Contingencies (Note 7) | | |
| Stockholders' Equity: | | |
| Preferred stock, $0.01 par value: | | |
| Authorized—5,000,000 shares; none outstanding | — | — |
| Common stock, $0.01 par value: | | |
| Authorized—100,000,000 shares | | |
| Issued – 41,576,721 shares in 2006 and 41,473,491 shares in 2005 | | |
| Outstanding—39,107,537 shares in 2006 and 39,800,492 shares in 2005 | 416 | 415 |
| Additional paid-in capital | 282,930 | 278,005 |
| Treasury stock, at cost (2,469,184 and 1,672,999 shares in 2006 and 2005, respectively) | (19,259) | (12,925) |
| Accumulated other comprehensive income/(loss) | 997 | (118) |
| Accumulated deficit | (108,509) | (84,069) |
| Total stockholders' equity | 156,575 | 181,308 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 196,276 | $ 195,938 |

See accompanying notes to the consolidated financial statements.

ECHELON CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| REVENUES: | | | |
| Product | $ 56,515 | $ 73,563 | $ 108,947 |
| Service | 761 | 865 | 974 |
| Total revenues | 57,276 | 74,428 | 109,921 |
| COST OF REVENUES: | | | |
| Cost of product | 22,032 | 30,955 | 46,110 |
| Cost of service | 1,917 | 2,124 | 2,003 |
| Total cost of revenues | 23,949 | 33,079 | 48,113 |
| Gross profit | 33,327 | 41,349 | 61,808 |
| OPERATING EXPENSES: | | | |
| Product development | 28,357 | 25,098 | 25,262 |
| Sales and marketing | 20,372 | 21,023 | 19,440 |
| General and administrative | 14,505 | 20,018 | 13,388 |
| Total operating expenses | 63,234 | 66,139 | 58,090 |
| Income/(loss) from operations | (29,907) | (24,790) | 3,718 |
| Interest and other income, net | 5,817 | 5,225 | 2,140 |
| Income/(loss) before provision for income taxes | (24,090) | (19,565) | 5,858 |
| PROVISION FOR INCOME TAXES | 350 | 154 | 586 |
| Net income/(loss) | $ (24,440) | $ (19,719) | $ 5,272 |
| Income/(loss) per share: | | | |
| Basic | $ (0.62) | $ (0.49) | $ 0.13 |
| Diluted | $ (0.62) | $ (0.49) | $ 0.13 |
| Shares used in per share calculation: | | | |
| Basic | 39,487 | 40,377 | 40,918 |
| Diluted | 39,487 | 40,377 | 41,007 |

See accompanying notes to the consolidated financial statements.

## ECHELON CORPORATION
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

| | Common Stock | | Treasury Stock | | Additional Paid-In Capital | Accumulated Other Comprehensive Income/ (Loss) | Accumulated Deficit | Total |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | |
| BALANCE AT DECEMBER 31, 2003 | 40,675 | $ 407 | (265) | $ (3,191) | $ 272,323 | $ 1,007 | $ (69,622) | $ 200,924 |
| Exercise of stock options | 802 | 8 | — | — | 5,119 | — | — | 5,127 |
| Repurchase of stock | — | — | (25) | (176) | — | — | — | (176) |
| Foreign currency translation adjustment | — | — | — | — | — | 478 | — | 478 |
| Unrealized holding loss on available-for-sale securities | — | — | — | — | — | (563) | — | (563) |
| Net income | — | — | — | — | — | — | 5,272 | 5,272 |
| BALANCE AT DECEMBER 31, 2004 | 41,477 | 415 | (290) | (3,367) | 277,442 | 922 | (64,350) | 211,062 |
| Repurchase of stock | — | — | (1,383) | (9,558) | — | — | — | (9,558) |
| Repurchase of employee shares | (4) | — | — | — | (24) | — | — | (24) |
| Stock-based compensation | — | — | — | — | 587 | — | — | 587 |
| Foreign currency translation adjustment | — | — | — | — | — | (1,077) | — | (1,077) |
| Unrealized holding gain on available-for-sale securities | — | — | — | — | — | 37 | — | 37 |
| Net loss | — | — | — | — | — | — | (19,719) | (19,719) |
| BALANCE AT DECEMBER 31, 2005 | 41,473 | 415 | (1,673) | (12,925) | 278,005 | (118) | (84,069) | 181,308 |
| Exercise of stock options | 125 | 1 | — | — | 763 | — | — | 764 |
| Release of performance shares | 72 | 1 | — | — | (1) | — | — | — |
| Stock received for payment of option exercise price | (61) | (1) | — | — | (498) | — | — | (499) |
| Stock received for payment of employee taxes on vesting of performance shares and upon exercise of stock options | (29) | — | — | — | (239) | — | — | (239) |
| Repurchase of stock | — | — | (796) | (6,334) | — | — | — | (6,334) |
| Repurchase of employee shares | (3) | — | — | — | (25) | — | — | (25) |
| Stock-based compensation | — | — | — | — | 4,925 | — | — | 4,925 |
| Foreign currency translation adjustment | — | — | — | — | — | 751 | — | 751 |
| Unrealized holding gain on available-for-sale securities | — | — | — | — | — | 364 | — | 364 |
| Net loss | — | — | — | — | — | — | (24,440) | (24,440) |
| BALANCE AT DECEMBER 31, 2006 | 41,577 | $ 416 | (2,469) | $ (19,259) | $ 282,930 | $ 997 | $ (108,509) | $ 156,575 |

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Net income (loss) | $ (24,440) | $ (19,719) | $ 5,272 |
| Other comprehensive income (loss), net of tax | | | |
| Foreign currency translation adjustment | 751 | (1,077) | 478 |
| Unrealized holding gain (loss) on available-for-sale securities | 364 | 37 | (563) |
| Comprehensive income (loss) | $ (23,325) | $ (20,759) | $ 5,187 |

See accompanying notes to the consolidated financial statements.

ECHELON CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

| | Twelve Months Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net income/(loss) | $ (24,440) | $ (19,719) | $ 5,272 |
| Adjustments to reconcile net income/(loss) to net cash used in operating activities: | | | |
| Depreciation and amortization | 4,396 | 4,162 | 4,922 |
| Increase in (reduction of) allowance for doubtful accounts | (23) | 15 | (75) |
| Loss (gain) on disposal of fixed assets | (2) | 67 | 27 |
| Increase in accrued investment income | (446) | (959) | (241) |
| Stock-based compensation | 4,925 | 587 | — |
| Change in operating assets and liabilities: | | | |
| Accounts receivable | (2,889) | 6,240 | 2,924 |
| Inventories | (8,119) | 2,344 | 322 |
| Other current assets | (392) | 246 | 306 |
| Accounts payable | 2,921 | (1,185) | (1,765) |
| Deferred cost of goods sold | (18,738) | 38 | 413 |
| Accrued liabilities | (2,776) | 2,021 | 659 |
| Deferred revenues | 24,747 | 314 | 11 |
| Deferred rent | 179 | 266 | 332 |
| Net cash provided by (used in) operating activities | (20,657) | (5,563) | 13,107 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Purchase of available-for-sale short-term investments | (85,971) | (94,144) | (161,279) |
| Proceeds from sales and maturities of available-for-sale short-term investments | 95,436 | 124,594 | 162,359 |
| Release (purchase) of restricted investments | — | 11,106 | (239) |
| Changes in other long-term assets | 37 | 335 | (310) |
| Capital expenditures | (4,696) | (2,099) | (2,224) |
| Net cash provided by (used in) investing activities | 4,806 | 39,792 | (1,693) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Proceeds from exercise of stock options | 265 | — | 5,127 |
| Repurchase of common stock | (6,573) | (9,582) | (176) |
| Net cash provided by (used in) financing activities | (6,308) | (9,582) | 4,951 |
| EFFECT OF EXCHANGE RATES ON CASH | 491 | (1,077) | 478 |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | (21,668) | 23,570 | 16,843 |
| CASH AND CASH EQUIVALENTS: | | | |
| Beginning of year | 59,080 | 35,510 | 18,667 |
| End of year | $ 37,412 | $ 59,080 | $ 35,510 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | | | |
| Cash paid for income taxes | $ 199 | $ 449 | $ 885 |

See accompanying notes to the consolidated financial statements.

## ECHELON CORPORATION
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**December 31, 2006, 2005, and 2004**

### 1. ORGANIZATION OF THE COMPANY:

Echelon Corporation (the "Company") was incorporated in California in February 1988 and was reincorporated in Delaware in January 1989. The Company develops, markets, and supports a wide range of hardware and software products and services that enable OEMs and systems integrators to design and implement open, interoperable, distributed control networks. The Company's products are based on LonWorks networking technology, an open standard for interoperable networked control developed by the Company. In a LonWorks control network, intelligent control devices, called nodes, communicate using the Company's LonWorks protocol. The Company sells its products and services around the world to the building, industrial, transportation, utility/home and other automation markets.

The Company is subject to certain risks and challenges including, among others: the unpredictability of revenues; the failure to meet financial targets; dependence on a limited number of suppliers; availability of components and materials; competition; penalties and/or damages; dependence on distribution channels; international operations and currency fluctuations; lengthy sales cycle; fluctuation in operating results; direct sales to utility customers; acceptance of its products and interoperability in general; risks of product defects or misuse; infringement of intellectual property rights of others; limited protection of intellectual property rights; dependence on key personnel; volatility of stock price; voluntary standards and governmental regulatory actions; control by existing stockholders; and susceptibility to natural disasters, power outages, and other factors.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES:

*Principles of Consolidation*

The Company's consolidated financial statements reflect operations of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Reclassifications*

Certain reclassifications have been made to the prior year amounts to conform with the fiscal year 2006 presentation. $959,000 and $241,000 have been reclassified from operating cash flows to investing cash flows in the Company's December 31, 2005 and 2004 Consolidated Statements of Cash Flows. The amounts reclassified related to investment income included in net income for which cash had not been received prior to the end of each respective year. In addition, deferred cost of goods sold of $322,000 has been reclassified from other current assets in the Company's December 31, 2005 Consolidated Balance Sheet.

*Revenue Recognition*

The Company's revenues are derived from the sale and license of its products and to a lesser extent, from fees associated with training, technical support, and custom software design services offered to its customers. Product revenues consist of revenues from hardware sales and software licensing arrangements. Revenues from software licensing arrangements accounted for approximately 9.1% of total revenues in 2006, 7.1% of total revenues in 2005, and 4.6% of total revenues in 2004. Service revenues consist of product support (including software post-contract support services), training, and custom software development services.

The Company recognizes revenue pursuant to applicable accounting standards, including Statement of Position No. 97-2, or SOP 97-2, *Software Revenue Recognition*, as amended, and Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB)

No. 104, *Revenue Recognition.* In general, pursuant to these rules, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, collectibility is probable, and there are no post-delivery obligations. For hardware sales, including sales to third party manufacturers, these criteria are generally met at the time of shipment to the customer. For sales made to the Company's distributor partners, these criteria are generally met at the time the distributor sells the products through to the end-use customer. For software licenses, these criteria are generally met upon shipment to the final end-user. Service revenue is recognized as the training services are performed, or ratably over the term of the support period. In the case of custom software development services, revenue is recognized when the customer accepts the software.

In accordance with SOP 97-2, revenue earned on software arrangements involving multiple elements is allocated to each element based upon the relative fair values of the elements. The Company uses the residual method to recognize revenue when a license agreement includes one or more elements to be delivered at a future date. In these instances, the amount of revenue deferred at the time of sale is based on vendor specific objective evidence ("VSOE") of the fair value for each undelivered element. If VSOE of fair value does not exist for each undelivered element, all revenue attributable to the multi-element arrangement is deferred until sufficient VSOE of fair value exists for each undelivered element or all elements have been delivered.

The Company currently sells a limited number of its LonWorks Infrastructure products that are considered multiple element arrangements under EITF 00-21 and SOP 97-2. Revenue for the software license element is recognized at the time of delivery of the application product to the end-user. The only undelivered element at the time of sale consists of post-contract customer support ("PCS"). The VSOE for this PCS is based on prices paid by the Company's customers for stand-alone purchases of these PCS packages. Revenue for the PCS element is deferred and recognized ratably over the PCS service period. The costs of providing these PCS services are expensed when incurred.

In certain instances, the Company's Networked Energy Services ("NES") System products are sold as part of multiple element arrangements, which may include electricity meters and data concentrators (collectively, the "Hardware"); NES System software, for which a royalty is charged on a per-meter basis; PCS for the NES System software; and extended warranties for the Hardware. These arrangements may require the Company to deliver Hardware over an extended period of time. In accordance with SOP 97-2, when the multiple element arrangement includes NES System software, the Company defers the recognition of all revenue until all software required under the arrangement has been delivered to the customer. Once the software has been delivered, the Company recognizes revenue on sales of Hardware, as well as the per seat NES System software royalties, in accordance with a proportionate performance model. Under this model, revenue for the Hardware and NES System software royalties is recognized upon customer acceptance of the Hardware in a proportional relationship of meters to data concentrators, which is determined on a contract-by-contract basis. The Company has established VSOE for the PCS on the NES System software, as well as for the warranties on its NES Hardware products. These revenues are recognized ratably over the associated service period, which generally commences upon the latter of the delivery of all software, or the customer's acceptance of any given Hardware shipment.

The Company typically sells its products and services to customers with net 30-day payment terms. In certain instances, payment terms may extend to as much as net 90 days. For a customer whose credit worthiness does not meet the Company's minimum criteria, the Company may require partial or full payment prior to shipment. Alternatively, customers may be required to provide the Company with an irrevocable letter of credit prior to shipment. Customer payments for products delivered or services performed are generally not tied to milestones.

With the exception of sales to its distributor partners, the Company's customers are not entitled to return products for a refund. In general, during the manufacturing process, our products are tested to ensure they will perform to stated specifications. If we are unable to perform such a test, we defer revenue on those products when shipped until such time as the customer "accepts" the products or the period for acceptance testing has elapsed. In the case of customer software development, revenues are deferred until the acceptance criteria, as defined in the agreement, have been met. Revenues generated from these types of arrangements have been immaterial to date. For all other transactions, the Company's standard acceptance terms allow customers to inspect products when received. If, through an incoming inspection test, the customer determines the products do not meet stated design specifications, the Company permits the customer to return the product for repair or replacement under the Company's standard warranty provisions.

The Company accounts for the rights of return, price protection, rebates, and other sales incentives offered to its distributors in accordance with SFAS 48, *Revenue Recognition When Right of Return Exists*, and EITF 01-09, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)*. During 2006, the Company modified its revenue recognition method for sales made to its distributor partners. Under the revised method, revenue on sales made to distributors is deferred until the distributor sells the products through to its end use customers. The impact of these revenue recognition methodology revisions made during 2006 was a one-time reduction in revenues of approximately $3.9 million.

In June 2000, the Company entered into a Research and Development and Technological Cooperation Agreement (the "R&D Agreement") with Enel Distribuzione S.p.A., a subsidiary of Enel S.p.A. ("Enel"), an Italian utility company. Under this agreement, the Company and Enel agreed to cooperate in the development of Enel's meter management system, known as the "Contatore Elettronico," which, among other things, replaced existing stand-alone electricity meters with networked electricity meters throughout Enel's service territory in Italy. The R&D Agreement had a term of five years and expired in June 2005.

The Contatore Elettronico project includes solid-state electricity meters designed by a third party and Enel. The Company entered into supply agreements with various third party contract manufacturers ("meter manufacturers") who manufactured the meters for Enel under contracts awarded by Enel through a public tender process. The meter manufacturers combined components purchased from the Company with other components to complete the manufacture of the meters for sale to Enel. In accordance with the transaction terms, the Company has recognized revenue associated with meter manufacturer component sales as the products were shipped to the respective meter manufacturer. Payment terms for these sales varied by meter manufacturer, ranging from open account with net thirty-day payment terms to sixty days with supporting letters of credit.

The Company also sells a finished product, called a "concentrator product," directly to Enel. Enel's need for concentrator products depends on the successful manufacture of electricity meters by the meter manufacturers. The Company sells concentrator products to Enel under a "Letter of Order," an Italian business equivalent of a purchase order. The Company recognizes revenue for concentrator product sales when the products are shipped to Enel.

Enel and another subsidiary of Enel's parent developed Enel's data center software, which manages the deployed equipment in the Contatore Elettronico project. The Company is not responsible for this data center software. Additionally, Enel is the system integrator for the Contatore Elettronico project. Accordingly, the Company is not responsible for the integration or software management maintenance issues associated with the data center software.

For costs incurred under the R&D Agreement, there is no cost sharing arrangement among Enel, its contract manufacturers, and the Company. Each party is responsible for its own costs. Accordingly, the Company expenses R&D costs related to the Enel program as they are incurred.

*Deferred Revenue and Deferred Cost of Goods Sold*

Deferred revenue and deferred cost of goods sold result from transactions where the Company has shipped product or performed services for which all revenue recognition criteria have not yet been met. Deferred cost of goods sold related to deferred product revenues includes direct product costs and applied overhead. Deferred cost of goods sold related to deferred service revenues includes direct labor costs and applied overhead. Once all revenue recognition criteria have been met, the deferred revenues and associated cost of goods sold are recognized.

*Stock-Based Compensation*

Effective January 1, 2006, the Company began recording compensation expense associated with stock options and other forms of equity compensation in accordance with SFAS No. 123R ("SFAS 123R"), *Share-Based Payment*, and Securities and Exchange Commission Staff Accounting Bulletin No. 107 ("SAB 107"). SFAS 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board Opinion No. 25 ("APB 25"), *Accounting for Stock Issued to Employees*, and instead generally requires that such transactions be accounted for using a fair-value-based method.

The Company has elected to adopt SFAS 123R using the modified prospective method. Consequently, there have been no retroactive adjustments made to prior period financial statements reflecting the impact of the adoption. Under the modified prospective method, beginning January 1, 2006, stock-based compensation expense is recorded for all new and unvested stock options and performance shares as the requisite service is rendered. Stock-based compensation expense for awards granted prior to January 1, 2006 is based on the grant date fair-value as determined under the pro forma provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*.

As permitted under SFAS 123R, the Company uses the Black-Scholes-Merton ("BSM") option-pricing model to determine the fair-value of stock-based awards. The BSM model is consistent with the option-pricing model the Company used to value stock-based awards granted prior to January 1, 2006 for pro-forma disclosure purposes under SFAS 123.

Prior to January 1, 2006, the Company accounted for equity compensation according to the provisions of APB 25, and applied the disclosure provisions of SFAS 123 as amended by SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*, as if the fair-value-based method had been applied in measuring compensation expense. Under APB 25, no compensation expense was recorded in the Company's statement of operations for stock options where the exercise price was equal to or greater than the fair market value of the underlying stock on the date of grant. However, during 2005, the Company did record compensation expense for performance share awards issued during 2005. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation for the years ended December 31, 2005 and 2004 (in thousands, except per share amounts).

| | Year Ended December 31, | |
|---|---|---|
| | 2005 | 2004 |
| Net income (loss) as reported | $ (19,719) | $ 5,272 |
| Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects | 587 | --- |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | (13,002) | (20,613) |
| Pro forma net loss | $ (32,134) | $ (15,341) |
| Basic net income (loss) per share: | | |
| As reported | $ (0.49) | $ 0.13 |
| Pro forma | $ (0.80) | $ (0.37) |
| Diluted net income (loss) per share: | | |
| As reported | $ (0.49) | $ 0.13 |
| Pro forma | $ (0.80) | $ (0.37) |

The weighted-average grant date fair value of options granted during 2005 and 2004 was $3.60 and $6.00, respectively, and was determined using the following weighted average assumptions:

| | Year Ended December 31, | |
|---|---|---|
| | 2005 | 2004 |
| Expected dividend yield | 0.0% | 0.0% |
| Risk-free interest rate | 4.0% | 2.4% |
| Expected volatility | 57.5% | 78.2% |
| Expected life (in years) | 3.6 | 3.6 |

Further information regarding stock-based compensation can be found in Note 4 of these Notes to Condensed Consolidated Financial Statements.

*Cash and Cash Equivalents*

The Company considers bank deposits, money market investments and all debt and equity securities with an original maturity of three months or less to be cash and cash equivalents.

*Short-Term Investments*

The Company classifies its investments in marketable debt securities as available-for-sale in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Securities classified as available-for-sale are reported at fair market value with the related unrealized holding gains and losses, net of tax, being included in accumulated other comprehensive income (loss) in the accompanying consolidated statements of stockholders' equity. The amortized cost basis, aggregate fair value and gross unrealized holding gains and losses for the Company's available-for-sale short-term investments, by major security type, were as follows (in thousands):

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | | | 2005 | | |
| | Amortized Cost | Aggregate Fair Value | Unrealized Holding Gains / (Losses) | Amortized Cost | Aggregate Fair Value | Unrealized Holding Gains/ (Losses) |
| U.S. corporate securities: | | | | | | |
| Commercial paper | $ 46,492 | $ 46,497 | $ 5 | $ 5,189 | $ 5,189 | $ --- |
| Certificate of deposit | --- | --- | --- | 1,507 | 1,508 | 1 |
| Corporate notes and bonds | 20,712 | 20,684 | (28) | 47,964 | 47,769 | (195) |
| | 67,204 | 67,181 | (23) | 54,660 | 54,466 | (194) |
| Foreign corporate notes and bonds | 1,508 | 1,504 | (4) | 3,012 | 3,000 | (12) |
| U.S. government securities | 18,064 | 18,060 | (4) | 38,129 | 37,934 | (195) |
| Total investments in debt securities | $ 86,776 | $ 86,745 | $ (31) | $ 95,801 | $ 95,400 | $ (401) |

As of December 31, 2006 and 2005, the Company's available-for-sale securities had original contractual maturities of between four to twenty-four months, and from five to twenty-four months, respectively. As of December 31, 2006 and 2005, the average remaining term to maturity for the Company's available-for-sale securities was eight months. The fair value of available-for-sale securities was determined based on quoted market prices at the reporting date for those instruments.

In accordance with EITF 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*, the following tables show gross unrealized losses and fair value for those investments that were in an unrealized loss position as of December 31, 2006 and 2005, aggregated by investment category and the length of time that individual securities have been in a continuous loss position (in thousands):

| | December 31, 2006 | | | | | |
|---|---|---|---|---|---|---|
| | Less than 12 Months | | More than 12 Months | | Total | |
| | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss |
| Corporate notes and bonds | $ 13,394 | $ (28) | $ 2,095 | $ (3) | $ 15,489 | $ (31) |
| Foreign corporate notes and bonds | --- | --- | 1,504 | (4) | 1,504 | (4) |
| U.S. government securities | 3,281 | (6) | 3,627 | (11) | 6,908 | (17) |
| Total | $ 16,675 | $ (34) | $ 7,226 | $ (18) | $ 23,901 | $ (52) |

| | December 31, 2005 | | | | | |
|---|---|---|---|---|---|---|
| | Less than 12 Months | | More than 12 Months | | Total | |
| | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss |
| Corporate notes and bonds | $ 28,118 | $ (155) | $ 7,533 | $ (43) | $ 35,651 | $ (198) |
| Commercial paper | 3,000 | (12) | --- | --- | 3,000 | (12) |
| U.S. government securities | 32,034 | (161) | 4,497 | (34) | 36,531 | (195) |
| Total | $ 63,152 | $ (328) | $ 12,030 | $ (77) | $ 75,182 | $ (405) |

Market values were determined for each individual security in the investment portfolio. The decline in value of these investments is primarily related to changes in interest rates and is considered to be temporary in nature. Investments are reviewed periodically to identify possible impairment. When evaluating the investments, the Company reviews factors such as length of time and extent to which fair value has been below cost basis, the financial condition of the issuer, and the Company's ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value.

*Inventories*

Inventories are stated at the lower of cost (first-in, first-out) or market and are primarily comprised of direct material costs, including manufacturing labor, and manufacturing overhead. When required, provisions are made to reduce excess and obsolete inventories to their estimated net realizable value. Inventories consist of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2006 | 2005 |
| Purchased materials | $ 3,378 | $ 1,064 |
| Work-in-process | 107 | 61 |
| Finished goods | 7,874 | 2,115 |
| | $ 11,359 | $ 3,240 |

*Property and Equipment*

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of two to five years for computer equipment and related software, other equipment, and furniture and fixtures. Certain telecommunications equipment is depreciated over 10 years using the straight-line method. Leasehold improvements are amortized over the shorter of the remaining lease term or the estimated useful life of the improvements using the straight-line method.

*Impairment of Long-Lived Assets Including Goodwill*

The Company reviews property, plant, and equipment and certain identifiable intangibles, excluding goodwill, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the asset's carrying value to the future undiscounted cash flows the asset is expected to generate. If property, plant, and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value. For the three years ended December 31, 2006, the Company has made no material adjustments to its long-lived assets.

Costs in excess of the fair value of tangible and other intangible assets acquired and liabilities assumed in a purchase business combination are recorded as goodwill. SFAS No. 142 ("SFAS 142"), *Goodwill and Other Intangible Assets,* requires that companies no longer amortize goodwill, but instead test for impairment at least annually using a two-step approach. The Company evaluates goodwill, at a minimum, on an annual basis during the first quarter and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. To date, the Company has recorded no impairment of goodwill as a result of its required tests.

SFAS 142 also requires that intangible assets with definite lives be amortized over their estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* As of December 31, 2006, the Company's acquired intangible assets with a definite life, which consisted of purchased technology, have been fully amortized.

*Software Development Costs*

The Company capitalizes eligible computer software development costs upon the establishment of technological feasibility, which the Company has defined as completion of a working model. For the years ended December 31, 2006, 2005, and 2004, costs that were eligible for capitalization were insignificant and, thus, the Company has charged all software development costs to product development expense in the accompanying consolidated statements of operations.

*Accrued Liabilities*

Accrued liabilities consisted of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2006 | 2005 |
| Accrued payroll and related costs | $ 2,776 | $ 2,630 |
| Accrued taxes | 1,307 | 1,128 |
| Other accrued liabilities | 614 | 3,715 |
| | $ 4,697 | $ 7,473 |

Of the $3.7 million of other accrued liabilities at December 31, 2005, approximately $3.0 million related to amounts due to Enel pursuant to the arbitration decision announced on September 29, 2005. Such amounts were paid during the first quarter of 2006. For additional information regarding the arbitration, please refer to the "Legal Actions" section of Note 7, Commitments and Contingencies.

*Foreign Currency Translation*

The functional currency of the Company's subsidiaries is the local currency. Accordingly, all assets and liabilities are translated into U.S. dollars at the current exchange rate as of the applicable balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period. Gains and losses resulting from the translation of the financial statements are included in accumulated other comprehensive income (loss) in the accompanying consolidated statements of stockholders' equity.

In accordance with SFAS No. 52, *Foreign Currency Translation*, remeasurement adjustments for non-functional currency monetary assets and liabilities, including short-term intercompany balances, are included in other income (expense) in the accompanying consolidated statements of operations. Currently, the Company does not employ a foreign currency hedge program utilizing foreign currency exchange contracts as the foreign currency transactions and risks to date have not been significant.

*Concentrations of Credit Risk*

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investments, which are classified as either cash equivalents or short-term, and trade receivables. With respect to its investments, the Company has an investment policy that limits the amount of credit exposure to any one financial institution and restricts placement of the Company's investments to financial institutions independently evaluated as highly creditworthy. With respect to its trade receivables, the Company performs ongoing credit evaluations of each of its customers' financial condition. For a customer whose credit worthiness does not meet the Company's minimum criteria, the Company may require partial or full payment prior to shipment. Alternatively, prior to shipment, customers may be required to provide the Company with an irrevocable letter of credit or arrange for some other form of coverage to mitigate the risk of uncollectibility, such as a bank guarantee. Additionally, the Company establishes an allowance for doubtful accounts and sales return allowances based upon factors surrounding the credit risk of specific customers, historical trends, and other available information.

With the exception of amounts owed the Company on sales made to certain significant customers, concentrations of credit risk with respect to trade receivables are generally limited due to the Company's large number of customers and their dispersion across many different industries and geographies. For the years ended December 31, 2006 and 2005, the percentage of the Company's total accounts receivable balance that were due from the following significant customers is as follows:

| | December 31, | |
|---|---|---|
| | 2006 | 2005 |
| Telvent Energia Y Medio Ambeinte | 51.8% | 0.0% |
| EBV | 15.3% | 22.2% |
| Enel (and its contract manufacturers) | 0.0% | 36.5% |
| Total | 67.1% | 58.7% |

*Computation of Basic and Diluted Net Income Per Share and Pro Forma Basic Net Loss Per Share*

Net income (loss) per share has been calculated under Statement of Financial Accounting Standards No. 128, or SFAS 128, *Earnings per Share*. SFAS 128 requires companies to compute earnings per share under two different methods, basic and diluted. Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average shares of common stock outstanding during the period. Diluted net income per share is calculated by adjusting the weighted average number of outstanding shares assuming conversion of all potentially dilutive stock options and warrants under the treasury stock method.

The following is a reconciliation of the numerators and denominators of the basic and diluted net income per share computations for the years ended December 31, 2006, 2005, and 2004 (in thousands, except per share amounts):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Net income/(loss) (Numerator): | | | |
| Net income/(loss), basic & diluted | $ (24,440) | $ (19,719) | $ 5,272 |
| Shares (Denominator): | | | |
| Weighted average shares used in basic computation | 39,487 | 40,377 | 40,918 |
| Common shares issuable upon exercise of stock options (treasury stock method) | — | — | 89 |
| Weighted average shares used in diluted computation | 39,487 | 40,377 | 41,007 |
| Net income/(loss) per share: | | | |
| Basic | $ (0.62) | $ (0.49) | $ 0.13 |
| Diluted | $ (0.62) | $ (0.49) | $ 0.13 |

In accordance with SFAS 128, for the years ended December 31, 2006 and 2005, the diluted net loss per share calculation is equivalent to the basic net loss per share calculation as there are no potentially dilutive stock options due to the Company's net loss position. The number of stock options excluded from these calculations were 8,282,680 and 8,089,473, respectively. For the year ended December 31, 2004, 8,659,271 stock options were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and therefore, the effect would be anti-dilutive.

*Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

*Comprehensive Income/(Loss)*

Comprehensive income/(loss) for the Company consists of net income/(loss) plus the effect of unrealized holding gains or losses on investments classified as available-for-sale and foreign currency translation adjustments.

*Recent Accounting Pronouncements*

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), *Fair Value Measurements*. SFAS 157 defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosure related to the use of fair value measures in financial statements. SFAS 157 does not expand the use of fair value measures in financial statements, but standardizes its definition and guidance in GAAP. The Standard emphasizes that fair value is a market-based measurement and not an entity-specific measurement based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS 157 establishes a fair value hierarchy from observable market data as the highest level to fair value based on an entity's own fair value assumptions as the lowest level. SFAS 157 is to be effective for the Company's financial statements issued in 2008; however, earlier application is encouraged. The Company believes that the adoption of SFAS 157 will not have a material impact on its consolidated financial statements.

In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108 ("SAB 108"), *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements*. SAB 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. Prior practice allowed the evaluation of materiality on the basis of (1) the error quantified as the amount by which the current year income statement was misstated (rollover method) or (2) the cumulative error quantified as the cumulative amount by which the current year balance sheet was misstated (iron curtain method). Reliance on either method in prior years could have resulted in misstatement of the financial statements. The guidance provided in SAB 108 requires both methods to be used in evaluating materiality. Immaterial prior year errors may be corrected with the first filing of prior year financial statements after adoption. The cumulative effect of the correction would be reflected in the opening balance sheet with appropriate disclosure of the nature and amount of each individual error corrected in the cumulative adjustment, as well as a disclosure of the cause of the error and that the error had been deemed to be immaterial in the past. The provisions of SAB 108 became effective as of the beginning of the Company's 2006 fiscal year. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109*, which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year, with the cumulative effect, if any, of the change in accounting principal recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on its condensed consolidated financial statements.

In February 2006, the FASB issued SFAS No. 155 ("SFAS 155"), *Accounting for Certain Hybrid Financial Instruments*, which amends SFAS No. 133 ("SFAS 133"), *Accounting for Derivative Instruments and Hedging Activities* and SFAS No. 140 ("SFAS 140"), *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. SFAS 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year. As the Company does not currently engage in hedging activities, it does not currently expect the adoption of SFAS 155 will have a material impact on its consolidated financial position, results of operations, or cash flows.

In June 2005, the FASB issued SFAS No. 154 ("SFAS 154"), *Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and Statement No. 3, Reporting Accounting Changes in Interim Financial Statements*. SFAS 154 changes the requirements for how an entity accounts for, and reports, a change in accounting principle. Previously, most voluntary changes in accounting principles were implemented by reflecting a cumulative effect adjustment within net income during the period of the change. SFAS 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, SFAS 154 does not change the transition provisions of any existing accounting pronouncements. The adoption of SFAS 154 did not have a material impact on the Company's consolidated financial statements.

## 3. STOCKHOLDERS' EQUITY AND EMPLOYEE STOCK OPTION PLANS

*Preferred Stock*

With the closing of the Company's initial public offering ("IPO") in July 1998, all of the then outstanding preferred stock automatically converted into 7,887,381 shares of common stock. Upon conversion of the outstanding preferred stock to common stock, such preferred stock was retired. As of December 31, 2006, the Company was authorized to issue 5,000,000 shares of new $0.01 par value preferred stock, of which none was outstanding as of December 31, 2006.

*Common Stock*

As of December 31, 2006, the Company was authorized to issue 100,000,000 shares of $0.01 par value common stock, of which 39,107,537 were outstanding.

In March and August 2004 and March 2006, the Company's board of directors approved a stock repurchase program, which authorizes the Company to repurchase up to 3.0 million shares of the Company's common stock. During the quarter ended December 31, 2006, the Company repurchased 154,118 shares under the program at a cost of approximately $1.2 million. During the twelve months ended December 31, 2006, the Company repurchased 796,185 shares under the program at a cost of approximately $6.3 million. Since the repurchase program's inception, the Company has repurchased 2,204,184 shares at a cost of $16.1 million. As of December 31, 2006, 795,816 shares were available for repurchase. The stock repurchase program will expire in March 2008.

*Stock Option Program Description*

The Company has two plans under which it grants options: the 1997 Stock Plan (the "1997 Plan") and the 1998 Director Option Plan (the "Director Option Plan"). A more detailed description of each plan can be found below.

Stock option and other equity compensation grants are designed to reward employees, officers, and directors for their long-term contribution to the Company, to align their interest with those of the Company's stockholders in creating stockholder value, and to provide incentives for them to remain with the Company. The number and frequency of equity compensation grants is based on competitive practices, operating results of the Company, and accounting regulations. Since the inception of the 1997 Plan, the Company has granted options to all of its employees.

Historically, the Company has issued new shares upon the exercise of stock options. However, treasury shares are also available for issuance, although the Company does not currently intend to use treasury shares for this purpose.

*1997 Stock Plan*

During 1997, the Company adopted the 1997 Stock Plan (the "1997 Plan") for employees, officers and directors, which was amended and restated in May 2004. As of December 31, 2006, a total of 15,269,275 shares of Common Stock were reserved for issuance under the 1997 Plan..This plan includes annual increases on the first day of the Company's fiscal year (beginning in 2000) not to exceed the lesser of (i) 5,000,000 shares or (ii) 4% of the outstanding shares on such date. Incentive stock options to purchase shares of common stock may be granted at not less than 100% of the fair market value. Options granted prior to June 15, 2000 and after May 5, 2003, generally have a term of five years from the date of grant. Options granted June 15, 2000 through May 5, 2003, generally have a term of ten years. The exercise price of stock options granted under the 1997 Plan is determined by the Board of Directors (or a Committee of the Board of Directors), but will be at least equal to 100% of the fair market value per share of common stock on the date of grant (or at least 110% of such fair market value for an incentive stock option granted to a stockholder with greater than 10% voting power of all our stock), except that up to 10% of the aggregate number of shares reserved for issuance under the 1997 Plan (including shares that have been issued or are issuable in connection with options exercised or granted under the 1997 Plan) may have exercise prices that are from 0% to 100% of the fair market value of the common stock on the date of grant. Options generally vest ratably over four years.

The 1997 Plan also allows for the issuance of stock purchase rights and options that are immediately exercisable through execution of a restricted stock purchase agreement. Shares purchased pursuant to a stock purchase agreement generally vest ratably over four years. In the event of termination of employment, the Company, at its discretion, may repurchase unvested shares at a price equal to the original issuance price. In addition, the 1997 Plan allows for the issuance of stock appreciation rights, performance shares and performance units. Stock appreciation rights are rights to receive, in cash or shares of our common stock, as designated on the grant date, the appreciation in fair market value of common stock between the exercise date and the date of grant. Stock appreciation rights may be granted alone or in tandem with options. The exercise price of stock appreciation right will be at least equal to 100% of the fair market value per share of common stock on the date of grant. Stock appreciation rights issued by the Company generally vest in equal, annual installments over four years, and expire on the fifth anniversary of the grant date. Performance units and performance shares are awards that result in a payment to a participant, generally in the form of an issuance of shares of the Company's common stock, at such time as specified performance goals or other vesting criteria are achieved or the awards otherwise vest. Performance shares issued by the Company generally vest in equal, annual installments over four years, although certain of these performance shares vest 100% after two years while others have additional financial based performance requirements that must be met before vesting can occur. Performance shares granted by the Company with performance based vesting conditions expire on the fourth anniversary of the grant date if the performance criteria have not been met.

*1998 Directors Option Plan*

Non-employee directors are entitled to participate in the 1998 Director Option Plan (the "Director Plan"). The Director Plan was adopted by the Board of Directors in May 1998 and became effective upon the closing of the initial public offering of the Company's stock in July 1998. The Director Plan has a term of ten years, unless terminated sooner by the Board. As of December 31, 2006, a total of 975,000 shares of Common Stock are reserved for issuance under the Director Plan. The plan provides for an increase each year equal to 100,000 shares or such lesser amount as the Board may determine. The plan also provides for the automatic grant of 25,000 shares of common stock (the "First Option") to each non-employee director on the date he or she first becomes a director. Each non-employee director is also automatically granted an option to purchase 10,000 shares (a "Subsequent Option") on the date of the Company's Annual Stockholder Meeting provided that he or she is re-elected to the Board or otherwise remains on the Board, and provided that on such date, he or she shall have served on the Board for at least the preceding six months. Each First Option and each Subsequent Option shall have a term of five years and the shares subject to the option shall vest as to 25% of the shares subject to option on each anniversary of the date of grant for options granted before May 11, 1999 and 100% on the date of grant for options granted on or after May 11, 1999. The exercise price of each First Option and Subsequent Option shall be 100% of the fair market value per share of the common stock on the date of grant. During 2006 and 2005, options to purchase an aggregate of 50,000 and 85,000 shares, respectively, were granted under the Director Plan. The weighted average exercise prices for the option grants in 2006 and 2005, respectively, were $7.99 and $7.18.

In the event of a merger of the Company with or into another corporation or the sale of substantially all of the assets of the Company, each option granted under the Director Plan shall be assumed or an equivalent option may be substituted by the successor corporation. Following such assumption or substitution, if the optionee's status as a director of the successor corporation terminates other than upon a voluntary resignation by the optionee, the option shall become fully exercisable, including as to shares as to which it would not otherwise be exercisable. If the outstanding options are not assumed or substituted, the options shall become fully vested and exercisable. Options granted must be exercised within three months of the end of the optionee's tenure as a director of the Company, or within twelve months after such director's termination by death or disability, but in no event later than the expiration of the option's five year term; provided, however, that shares subject to an option granted to a director who has served as a director with the Company for at least five years shall become fully vested and exercisable for the remainder of the option's five year term upon such director's termination. No option granted under the Director Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by such optionee.

*Employee Stock Option Exchange Program*

On September 21, 2004, the Company announced a voluntary employee stock option exchange program (the "Exchange Program") whereby eligible employees were given an opportunity to exchange some or all of their outstanding options for a predetermined number of new stock options. Under the Exchange Program, participating eligible employees would receive one new stock option for each exchanged option with an exercise price less than $12.00 per share. For exchanged options with an exercise price equal to or greater than $12.00 per share, participants would receive between 0.2 and 0.67 new options for each option exchanged, depending on the exercise price of the exchanged option. The Company's Chief Executive Officer, President and Chief Operating Officer, and Executive Vice President and Chief Financial Officer, along with members of the board of directors, were not eligible to participate in the Exchange Program.

On October 21, 2004, in accordance with the Exchange Program, the Company accepted and cancelled options to purchase 3,816,812 shares of its common stock. On April 22, 2005, which was the first business day that was six months and one day after cancellation of the exchanged options, the Company granted new stock options totaling 2,148,725 shares. With the exception of new options granted to participating executive officers, the new options were granted at an exercise price of $6.11, the closing price of the Company's stock on April 22, 2005. In accordance with the terms of the Exchange Program, the exercise price for new options granted to participating executive officers was $8.52, which was the greater of the fair market value of the Company's stock on the date of grant, or 115% of the closing price of the Company's stock on the date the exchanged options were cancelled. For certain foreign employees, local laws restricted the Company from issuing the new options on April 22, 2005. For those employees, 7,268 new options were issued on May 25, 2005 at an exercise price of $6.35, the closing price of the Company's stock on that date.

New options granted under the Exchange Program have a term equal to the greater of the remaining term of the exchanged options or two years from the new option grant date. New options were subject to a one-year cliff-vesting schedule, at which time the new option vested to the same percentage as the exchanged option would have been on that date. After one year from the date of grant, the new options continue to vest and become exercisable as to 1/48th of the shares subject to the new option on each monthly anniversary of the new option grant date. All vesting of the new options is subject to the participating employee's continued employment with the Company on each relevant vesting date.

The Exchange Program had no impact on the Company's financial position, results of operations, or cash flows during 2005 or 2004.

*Option Vesting Acceleration*

On September 17, 2004, the Company's board of directors approved the acceleration of vesting for 668,340 outstanding options previously issued to the Company's Chief Executive Officer, President and Chief Operating Officer, and Executive Vice President and Chief Financial Officer. The accelerated options had exercise prices ranging from $10.89 to $16.69. The fair market value of the Company's stock on September 17, 2004 was $8.27. The acceleration of the vesting of these options did not result in a compensation charge, as there was no intrinsic value in the options as of the acceleration date. For pro forma disclosure requirements under SFAS 123, the unamortized stock-based compensation related to these options prior to the vesting acceleration was approximately $3.2 million, all of which was recognized in 2004. The Company's board of directors approved the vesting acceleration for the three executive officers, as they were not eligible to participate in the previously discussed Exchange Program, and because doing so reduced the future stock compensation expense required to be included in the Company's results from operations under SFAS 123R.

On November 18, 2005, the Company's board of directors approved the acceleration of vesting for 1,201,550 outstanding options previously awarded to employees and officers. The accelerated options had exercise prices ranging from $8.34 per share to $20.34 per share. The fair market value of the Company's stock on November 18, 2005 was $8.06. The acceleration of the vesting of these options did not result in a charge, as there was no intrinsic value in the options as of the acceleration date. For pro forma disclosure requirements under SFAS 123, the unamortized stock-based compensation related to these options prior to the vesting acceleration was approximately $3.5 million, all of which was recognized in 2005. The Company's board of directors approved the vesting acceleration for these options in order to reduce the future stock compensation expense required to be reflected in the Company's statement of operations under SFAS 123R.

*Stock Award Activity*

The following table summarizes stock award activity under all plans for the years ended December 31, 2006, 2005, and 2004:

| | Shares Available for Grant | Options Outstanding: Number Outstanding | Options Outstanding: Weighted-Average Exercise Price Per Share |
|---|---|---|---|
| BALANCE AT DECEMBER 31, 2003 | 3,601,792 | 8,944,182 | $ 16.49 |
| Options granted | (2,066,475) | 2,066,475 | 10.78 |
| Options cancelled | 4,453,741 | (4,453,741) | 17.83 |
| Options exercised | --- | (962,074) | 7.22 |
| Additional shares reserved | 2,120,498 | --- | --- |
| BALANCE AT DECEMBER 31, 2004 | 8,109,556 | 5,594,842 | $ 14.91 |
| Options granted | (3,575,814) | 3,575,814 | 6.99 |
| Performance shares granted | (417,949) | --- | --- |
| Options cancelled | 1,081,183 | (1,081,183) | 16.22 |
| Performance shares cancelled | 4,981 | --- | --- |
| Additional shares reserved | 1,747,463 | --- | --- |
| BALANCE AT DECEMBER 31, 2005 | 6,949,420 | 8,089,473 | $ 11.24 |
| Options and stock appreciation rights granted | (852,734) | 852,734 | 8.40 |
| Performance shares granted | (387,909) | --- | --- |
| Options and stock appreciation rights cancelled | 534,902 | (534,902) | 12.94 |
| Performance shares cancelled | 25,896 | --- | --- |
| Options exercised | --- | (124,625) | 6.13 |
| Additional shares reserved | 1,692,020 | --- | --- |
| BALANCE AT DECEMBER 31, 2006 | 7,961,595 | 8,282,680 | $ 10.91 |

The total intrinsic value of options exercised during the year ended December 31, 2006 was approximately $261,000. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares.

The following table provides additional information regarding performance share activity for the years ended December 31, 2006 and 2005:

| | Number Nonvested and Outstanding | Weighted-Average Grant Date Fair-Value |
|---|---|---|
| BALANCE AT DECEMBER 31, 2004 | --- | $ --- |
| Performance shares granted | 417,949 | 7.82 |
| Performance shares forfeited | (4,981) | 7.85 |
| BALANCE AT DECEMBER 31, 2005 | 412,968 | $ 7.82 |
| Performance shares granted | 387,909 | 8.59 |
| Performance shares vested and released | (71,945) | 8.19 |
| Performance shares forfeited | (25,896) | 8.05 |
| BALANCE AT DECEMBER 31, 2006 | 703,036 | $ 8.20 |

No performance shares were awarded prior to the year ended December 31, 2005. The total fair value of performance shares vested and released during the year ended December 31, 2006 was approximately $582,000. The fair value is calculated by multiplying the fair market value of the Company's stock on the vesting date by the number of shares vested.

The following table provides additional information for significant ranges of outstanding and exercisable stock options and stock appreciation rights as of December 31, 2006:

| | Exercise Price Range | Number Outstanding | Weighted Average Remaining Contractual Life (in years) | Weighted Average Exercise Price per Share | Aggregate Intrinsic Value |
|---|---|---|---|---|---|
| | $6.11 | 1,526,933 | 3.01 | $ 6.11 | $ 2,885,903 |
| | 6.26-8.17 | 281,593 | 3.58 | 7.23 | 219,000 |
| | 8.19 | 948,480 | 3.62 | 8.19 | --- |
| | 8.24-8.52 | 1,079,624 | 4.00 | 8.46 | --- |
| | 8.58-10.65 | 315,525 | 4.81 | 9.96 | --- |
| | 10.89 | 837,220 | 2.21 | 10.89 | --- |
| | 11.14-12.91 | 1,359,202 | 2.66 | 12.39 | --- |
| | 13.00-16.35 | 1,129,137 | 3.94 | 15.75 | --- |
| | $16.36-$30.76 | 804,966 | 4.07 | 18.91 | --- |
| Outstanding | | 8,282,680 | 3.39 | $ 10.91 | $ 3,104,903 |
| Vested and expected to vest | | 8,149,281 | 3.39 | $ 10.95 | $ 3,089,863 |
| Exercisable | | 6,536,484 | 3.23 | $ 11.68 | $ 2,664,121 |

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the Company's closing stock price of $8.00 as of December 29, 2006, the last market trading day of 2006, which would have been received by the option holders had all option holders exercised their options as of that date.

## 4. STOCK-BASED COMPENSATION:

*Impact of Adopting SFAS 123R*

The Company adopted SFAS 123R on January 1, 2006, using the modified prospective method. The impact of adopting SFAS 123R on the Company's loss from continuing operations, pre-tax loss, net loss, basic and diluted net loss per share, cash flows from operations, and cash flows from financing activities for the year ended December 31, 2006 is summarized in the following table (in thousands, except per share amounts):

| | Intrinsic Value Method (A) | Fair Value Method (B) | Impact of Adoption (A) – (B) |
|---|---|---|---|
| Loss from continuing operations | $ (26,329) | $ (29,907) | $ (3,578) |
| Loss before provision for income taxes | $ (20,512) | $ (24,090) | $ (3,578) |
| Net loss | $ (20,862) | $ (24,440) | $ (3,578) |
| Net loss per share - basic | $ (0.53) | $ (0.62) | $ (0.09) |
| Net loss per share - diluted | $ (0.53) | $ (0.62) | $ (0.09) |
| Cash flows from operations | $ (20,211) | $ (20,211) | $ -- |
| Cash flows from financing activities | $ (6,333) | $ (6,333) | $ -- |

*Valuation of Options Granted*

SFAS 123R requires the use of a valuation model to calculate the fair value of stock-based awards. The Company has elected to use the BSM option-pricing model, which incorporates various assumptions including volatility, expected term of the option from the date of grant to the time of exercise, risk-free interest rates, and dividend yields. The BSM option-pricing model was developed for use in estimating the fair-value of traded options having no vesting or hedging restrictions and that are fully transferable. As the Company's employee stock options have certain characteristics that differ significantly from traded options, and because changes in the subjective assumptions used in the BSM option-pricing model can materially affect the estimated fair-value, in management's opinion, the Company's estimate of fair-value for its options based on the BSM option-pricing model may not provide an accurate measure of the fair-value an independent third-party would assign in an arms-length transaction.

The weighted average calculated fair value of options granted during the year ended December 31, 2006, was $3.49, and was determined using the following weighted average assumptions:

| | Year Ended December 31, 2006 |
|---|---|
| Expected dividend yield | 0.0% |
| Risk-free interest rate | 4.6% |
| Expected volatility | 50.5% |
| Expected life (in years) | 3.6 |

The expected dividend yield reflects the fact that the Company has not paid any dividends in the past and does not currently intend to pay dividends in the foreseeable future. The risk-free interest rate assumption is based on U.S. Treasury yields in effect at the time of grant for the expected life of the option. The expected volatility is based on the historical volatility of the Company's common stock over the most recent period commensurate with the expected life of the option, and does not include any implied volatility as there currently are no market traded options on the Company's stock that meet the criteria required for reliance on implied volatility in accordance with SAB 107. The expected life of the option has been calculated using the simplified method as permitted under SAB 107. Under the simplified method, the expected term is calculated by taking the average of the vesting term and the contractual term of the option. The simplified method was chosen due to the fact that there has been only limited exercise activity for options granted over the last several years, and thus, management has concluded that such exercise data does not provide a reasonable basis upon which to estimate expected term.

*Expense Allocation*

Compensation expense for all share-based payment awards, including those granted prior to January 1, 2006, has been recognized in accordance with SFAS 123R using the accelerated multiple-option approach. As stock-based compensation expense recognized in the Consolidated Statement of Operations for the year ended December 31, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures have been estimated based on historical experience. In the Company's pro forma information required under SFAS 123 for periods prior to January 1, 2006, the Company accounted for forfeitures as they occurred. As of December 31, 2006, total compensation cost related to non-vested stock options and other equity based awards not yet recognized was $8.6 million, which is expected to be recognized over the next 21months on a weighted-average basis.

The following table summarizes the stock-based compensation expense related to employee stock options and performance shares under SFAS 123R for the year ended December 31, 2006, and under SFAS 123 for the years ended December 31, 2005 and 2004, which was allocated as follows (in thousands):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Cost of sales – product | $ 429 | $ 60 | $ -- |
| Cost of sales – service | 49 | 3 | -- |
| Stock-based compensation expense included in cost of sales | 478 | 63 | -- |
| Product development | 1,935 | 143 | -- |
| Sales and marketing | 1,205 | 111 | -- |
| General and administrative | 1,307 | 270 | -- |
| Stock-based compensation expense included in operating expenses | 4,447 | 524 | -- |
| Total stock-based compensation expense related to stock options and performance shares | 4,925 | 587 | -- |
| Tax benefit | -- | -- | -- |
| Stock-based compensation expense related to stock options and performance shares, net of tax | $ 4,925 | $ 587 | $ -- |

Of the $4.9 million of compensation expense recorded for the year ended December 31, 2006, approximately $828,000 related to equity compensation awards granted during 2006, while the remaining $4.1 million related to equity compensation awards granted on or before December 31, 2005. Compensation expense of $587,000 for the year ended December 31, 2005, related solely to performance share awards, and did not reflect any compensation expense for stock options as the Company accounted for those equity compensation awards in accordance with APB 25. Under APB 25, no compensation expense was recorded in the Company's statement of operations for stock options where the exercise price was equal to or greater than the fair market value of the underlying stock on the date of grant.

During the years ended December 31, 2006, 2005, and 2004, no stock-based compensation expense was capitalized as part of the cost of an asset.

*Comparative Results*

The following table reflects net loss and diluted net loss per share for the years ended December 31, 2006, 2005, and 2004 compared with the pro forma information for the same periods (in thousands, except per share amounts):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Net income (loss) – as reported for the prior period (1) | N/A | $ (19,719) | $ 5,272 |
| Stock-based compensation expense related to employee stock options and performance share awards (2) | $ 4,925 | $ 12,415 | $ 20,613 |
| Tax benefit | -- | -- | -- |
| Stock-based compensation expense related to stock options and performance share awards, net of tax (3) | $ 4,925 | $ 12,415 | $ 20,613 |
| Net loss, including the effect of stock-based compensation expense (4) | $ (24,440) | $ (32,134) | $ (15,341) |
| Diluted net income (loss) per share – as reported for the prior period (1) | N/A | $ (0.49) | $ 0.13 |
| Diluted net loss per share, including the effect of stock-based compensation expense (4) | $ (0.62) | $ (0.80) | $ (0.37) |

(1) Net income (loss) and net income (loss) per share prior to January 1, 2006 did not include stock-based compensation expense for employee stock options under SFAS 123 because the Company did not adopt the recognition provisions of SFAS 123. Net loss and net loss per share prior to January 1, 2006 did include stock-based compensation expense for performance share awards.

(2) Stock-based compensation expense related to employee stock options and performance share awards for the year ended December 31, 2005 are net of amounts already reflected in the net loss for the respective periods.

(3) Stock-based compensation expense prior to January 1, 2006 is calculated based on the pro forma application of SFAS 123.

(4) Net loss and net loss per share prior to January 1, 2006 represents pro forma information based on SFAS 123.

**5. SIGNIFICANT CUSTOMERS:**

The Company markets its products and services throughout the world to original equipment manufacturers (OEMs) and systems integrators in the building, industrial, transportation, utility/home, and other automation markets. During the years 2004 through 2006, the Company had two significant customers: Enel (including Enel's third party meter manufacturers) and EBV, the Company's sole distributor of its LonWorks Infrastructure products in Europe. For the years ended December 31, 2006, 2005, and 2004, the percentages of the Company's revenues attributable to sales made to these two customers were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Enel | 12.4% | 36.2% | 58.3% |
| EBV | 27.1% | 21.0% | 14.4% |
| Total | 39.5% | 57.2% | 72.7% |

The Company's contract with Enel expired in June 2005, and shipments under that contract were completed in 2005. During 2006, the Company supplied Enel and its third party meter manufacturers with limited spare parts for Enel's Contatore Elettronico system. In October 2006, the Company entered into a new development and supply agreement and a new software enhancement agreement with Enel. Under the development and supply agreement, Enel and its contract manufacturers will purchase additional electronic components and finished goods from Echelon, assuming certain initial acceptance tests are completed successfully. Under the software enhancement agreement, the Company will provide software enhancements to Enel for use in its Contatore Elettronico system. Both the new development and supply agreement and the software enhancement agreement expire in December 2009, although delivery of products and services can extend beyond that date and the agreements may be extended under certain circumstances.

The Company's contract with EBV, which has been in effect since 1997 and has been renewed annually thereafter, expires in December 2007.

In addition to the customers listed above, the Company also had a significant customer during 2006, Telvent, for which no material revenue has yet been recognized. Shipments to Telvent during 2006 amounted to approximately $17.7 million, all of which is included in deferred revenues as of December 31, 2006.

**6. GOODWILL AND INTANGIBLE ASSETS:**

The Company adopted SFAS 142 on January 1, 2002. In lieu of amortization, SFAS 142 required that the Company perform an initial impairment review of its goodwill in 2002 and continues to require at least an annual impairment review thereafter. In accordance with these impairment review requirements, the Company completed a transitional impairment test in 2002, and an annual impairment review during the quarters ended March 31, 2006, 2005, and 2004, and determined that there was no impairment. However, if as a result of impairment reviews that are conducted in the future, it is determined that there has been an impairment of the goodwill or other intangible assets, the Company would be required to take an impairment charge.

The carrying amount of goodwill in 2005 and 2004 relates to three acquisitions, including ARIGO Software GmbH ("ARIGO") in 2001, BeAtHome in 2002, and MTC in 2003. The goodwill acquired as part of the ARIGO transaction is valued in Euros, and is therefore subject to foreign currency translation gains and losses. The changes in the carrying amount of goodwill, net for the years ended December 31, 2005 and 2006 are as follows (in thousands):

| | Amount |
|---|---|
| Balance as of December 31, 2004 | $ 8,344 |
| Unrealized foreign currency translation gain | (326) |
| Balance as of December 31, 2005 | 8,018 |
| Unrealized foreign currency translation loss | 260 |
| Balance as of December 31, 2006 | $ 8,278 |

As of December 31, 2006, the Company's intangible assets subject to amortization consisted of purchased technology, which was fully amortized as of December 31, 2005. For the years ending December 31, 2005 and 2004, amortization of these intangible assets was $37,000 and $580,000, respectively.

## 7. COMMITMENTS AND CONTINGENCIES:

*Lease Commitments*

The Company leases its facilities under operating leases that expire on various dates through 2013. In December 1999, the Company entered into a lease agreement with a real estate developer for its existing corporate headquarters in San Jose, California. This agreement requires minimum rental payments for ten years totaling approximately $20.6 million and also required that the Company provide a $3.0 million security deposit, which requirement has since been reduced to $1.5 million. The Company satisfied the security deposit requirement by causing to have issued a standby letter of credit ("LOC") in July 2000. The LOC is subject to annual renewals and is currently secured by a line of credit at the bank that issued the LOC. At the end of the current ten-year lease term, the Company has the right, pursuant to the lease agreement, to extend the lease for two sequential five-year terms.

In October 2000, the Company entered into another lease agreement with the same real estate developer for an additional building at its headquarter site. Construction on the second building was completed in May 2003, at which time monthly rental payments commenced. This second lease agreement also requires minimum rental payments for ten years totaling approximately $23.4 million. In addition, this second lease agreement also required a security deposit of $5.0 million. The Company satisfied this security deposit requirement by causing to have issued another LOC in October 2001. This LOC is also subject to annual renewals and is currently secured by a line of credit at the bank that issued it. At the end of the current ten-year lease term, the Company has the right, pursuant to the lease agreement, to extend the lease for two sequential five-year terms.

In addition to its corporate headquarters facility, the Company also leases facilities for its sales, marketing, and product development personnel located elsewhere within the United States and in nine foreign countries throughout Europe and Asia. These operating leases are of shorter duration, generally one to five years, and in some instances are cancelable with advance notice. Lastly, the Company also lease certain equipment and, for some of its sales personnel, automobiles. These operating leases are generally less than five years in duration.

As of December 31, 2006, future minimum lease payments under all operating leases were as follows (in thousands):

| | |
|---|---|
| 2007 | $ 5,258 |
| 2008 | 4,848 |
| 2009 | 4,736 |
| 2010 | 4,867 |
| 2011 | 4,337 |
| 2012 and Thereafter | 3,367 |
| Total | $ 27,413 |

Rent expense for all operating leases was approximately $5.5 million for 2006, and $5.6 million for both 2005 and 2004. Although certain of the operating lease agreements provide for escalating rent payments over the term of the lease, rent expense under these agreements is recognized on a straight-line basis. As of December 31, 2006, the Company has accrued approximately $1.3 million of deferred rent related to these agreements, of which approximately $7,000 is reflected in current liabilities while the remainder is reflected as a long-term liability in the accompanying consolidated balance sheets. As of December 31, 2005, the company had accrued approximately $1.1 million of deferred rent, all of which is reflected as a long-term liability.

*Royalties*

The Company has certain royalty commitments associated with the shipment and licensing of certain of its products. Royalty expense is generally based on a dollar amount per unit shipped or a percentage of the underlying revenue. Royalty expense, which is recorded as a component of cost of product revenues in the Company's consolidated statements of income, was approximately $493,000, $496,000, and $503,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

The Company will continue to be obligated for royalty payments in the future associated with the shipment and licensing of certain of its products. The Company is currently unable to estimate the maximum amount of these future royalties. However, such amounts will continue to be dependent on the number of units shipped or the amount of revenue generated from these products.

*Guarantees*

In the normal course of business, the Company provides indemnifications of varying scope to its customers against claims of intellectual property infringement made by third parties arising from the use of its products. Historically, costs related to these indemnification provisions have not been significant. However, the Company is unable to estimate the maximum potential impact of these indemnification provisions on its future results of operations.

As permitted under Delaware law, the Company has entered into agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company's request in such capacity. The indemnification period covers all pertinent events and occurrences during the officer's or director's lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. However, the Company has directors and officers insurance coverage that would enable it to recover a portion of any future amounts paid. The Company believes the estimated fair value of these indemnification agreements in excess of the applicable insurance coverage is minimal.

*Taxes*

The Company conducts operations in many tax jurisdictions throughout the world. In many of these jurisdictions, non-income based taxes such as property taxes, sales and use taxes, and value-added taxes are assessed on the Company's operations in that particular location. While the Company strives to ensure compliance with these various non-income based tax filing requirements, there have been instances where potential non-compliance exposures have been identified. In accordance with generally accepted accounting principles, the Company makes a provision for these exposures when it is both probable that a liability has been incurred and the amount of the exposure can be reasonably estimated. To date, such provisions have been immaterial, and the Company believes that, as of December 31, 2006, it has adequately provided for such contingencies. However, it is possible that the Company's results of operations, cash flows, and financial position could be harmed if one or more non-compliance tax exposures are asserted by any of the jurisdictions where the Company conducts its operations.

*Legal Actions*

On May 3, 2004, the Company announced that Enel filed a request for arbitration to resolve a dispute regarding the Company's marketing and supply obligations under the Research and Development and Technological Cooperation Agreement dated June 28, 2000. The arbitration took place in London in early March 2005 under the rules of arbitration of the International Court of Arbitration of the International Chamber of Commerce, or ICC. The Company received the arbitration panel's decision on September 29, 2005. The arbitration tribunal awarded Enel €4,019,750 in damages plus interest from December 15, 2004 and the sums of $52,000 and €150,000 in arbitration and legal related costs, respectively. These amounts, which total approximately $5.2 million, are included in the Company's results of operations for the year ended December 31, 2005. As of December 31, 2005, approximately $3.0 million of the $5.2 million award was unpaid and is reflected in accrued liabilities. This $3.0 million obligation was paid in early 2006. The arbitration tribunal refused Enel's request to extend the supply or marketing obligations of Echelon.

In addition to the matter described above, from time to time, in the ordinary course of business, the Company is also subject to legal proceedings, claims, investigations, and other proceedings, including claims of alleged infringement of third-party patents and other intellectual property rights, and commercial, employment, and other matters. In accordance with generally accepted accounting principles, the Company makes a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. While the Company believes it has adequately provided for such contingencies as of December 31, 2006, the amounts of which were immaterial, it is possible that the Company's results of operations, cash flows, and financial position could be harmed by the resolution of any such outstanding claims.

## 8. INCOME TAXES:

The provision for income taxes attributable to continuing operations is based upon income (loss) before income taxes from continuing operations as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Domestic | $ (23,922) | $ (18,933) | $ 5,985 |
| Foreign | (168) | (632) | (127) |
| | $ (24,090) | $ (19,565) | $ 5,858 |

The provision for income taxes consists of the following (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Federal: | | | |
| Current | $ --- | $ --- | $ 94 |
| Deferred | --- | --- | --- |
| Total federal provision | --- | --- | 94 |
| State: | | | |
| Current | 10 | 20 | 30 |
| Deferred | --- | --- | --- |
| Total state provision | 10 | 20 | 30 |
| Foreign: | | | |
| Current | 340 | 134 | 462 |
| Deferred | --- | --- | --- |
| Total foreign provision | 340 | 134 | 462 |
| Total provision for income taxes | $ 350 | $ 154 | $ 586 |

The provision for income taxes differs from the amount estimated by applying the statutory Federal income tax rate to income before taxes as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Federal tax at statutory rate of 35% | $ (8,432) | $ (6,848) | $ 2,050 |
| State taxes, net of federal benefit | 10 | 20 | 30 |
| U.S.-Foreign rate differential | 311 | 355 | 106 |
| Change in Valuation Allowance | 9,059 | 6,663 | (1,673) |
| Others | (598) | (36) | 73 |
| Total provision for income taxes | $ 350 | $ 154 | $ 586 |

As of December 31, 2006 and 2005, a valuation allowance has been recorded for the entire gross deferred tax asset as a result of uncertainties regarding the realization of the asset balance. As of December 31, 2006 and 2005, the Company had no significant deferred tax liabilities. The components of the net deferred income tax asset are as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2006 | 2005 |
| Net operating loss carry forwards | $ 34,702 | $ 28,772 |
| Foreign net operating loss carry forwards | 2,247 | 2,744 |
| Tax credit carry forwards | 11,635 | 10,792 |
| Fixed and intangible assets | 5,580 | 4,961 |
| Capitalized research and development costs | --- | 42 |
| Reserves and other cumulative temporary differences | 6,987 | 4,935 |
| Gross deferred income tax assets | 61,151 | 52,246 |
| Valuation allowance | (61,151) | (52,246) |
| Net deferred income tax assets | $ -- | $ -- |

As of December 31, 2006, part of our valuation allowance on deferred tax assets pertains to certain tax credits and net operating loss carry forwards resulting from the exercise of certain employee stock options. In the future, we will reduce the valuation allowance associated with these credits and losses in the period in which we utilize them to reduce the amount of income tax we would otherwise be required to pay on our income tax returns. When realized, the tax benefit of these credits and losses will be accounted for as a credit to stockholders' equity rather than as a reduction of income tax expense. In addition, the Internal Revenue Code of 1986, as amended, contains provisions that limit the net operating loss and credit carryforwards available for use in any given period upon the occurrence of certain events, including a significant change in ownership interests. The Company has performed an analysis of the ownership changes and has reported the net operating loss and credit carryforwards considering such limitations.

As of December 31, 2006, the Company had net operating loss carryforwards of $97.3 million for federal income tax reporting purposes and $25.2 million for state income tax reporting purposes, which expire at various dates through 2026. In addition, as of December 31, 2006, the Company had approximately $6.6 million and $7.2 million of tax credit carry forwards for increased research expenditures for federal and California purposes, respectively. The federal research tax credits will expire at various dates through 2026 and the state tax credit can be carried over indefinitely. In accordance with current Internal Revenue Code rules, federal net operating loss carryforwards must be utilized in full before federal research and development tax credits can be used to offset current tax liabilities. As a result, depending on the Company's future taxable income in any given year, some or all of the federal increased research tax credits, as well as portions of the Company's federal and state net operating loss carryforwards, may expire before being utilized. A summary of the annual expiration of net operating loss carryforwards and federal research tax credits is as follows (in thousands):

| | Net operating loss carryforwards | | Federal Research Tax Credit |
|---|---|---|---|
| | Federal | State | |
| 2007 | $ --- | $ --- | $ 322 |
| 2008 | --- | --- | 332 |
| 2009 | --- | --- | 354 |
| 2010 | 6,489 | --- | 179 |
| 2011 | 9,753 | 8,140 | 221 |
| 2012 and Thereafter | 81,012 | 17,051 | 5,187 |
| Total | $ 97,254 | $ 25,191 | $ 6,595 |

## 9. WARRANTY RESERVES:

When evaluating the reserve for warranty costs, management takes into consideration the term of the warranty coverage, the quantity of product in the field that is currently under warranty, historical return rates, and historical costs of repair. In addition, certain other applicable factors, such as technical complexity, may also be taken into consideration when historical information is not yet available for recently introduced products. Estimated reserves for warranty costs are generally provided for when the associated revenue is recognized. In addition, additional warranty reserves may be established when the Company becomes aware of a specific warranty related problem, such as a product recall. Such additional warranty reserves are based on the Company's current estimate of the total out-of-pocket costs expected to be incurred to resolve the problem, including, but not limited to, costs to replace or repair the defective items and shipping costs. The reserve for warranty costs was $224,000 as of December 31, 2006 and $469,000 as of December 31, 2005.

## 10. RELATED PARTIES:

During the years ended December 31, 2006, 2005, and 2004, the law firm of Wilson Sonsini Goodrich & Rosati, P.C. acted as principal outside counsel to our company. Mr. Sonsini, a director of our company, is a member of Wilson Sonsini Goodrich & Rosati, P.C.

In June 2000, the Company entered into a stock purchase agreement with Enel S.p.A., an Italian utility company ("Enel"), whereby Enel purchased 3.0 million newly issued shares of the Company's common stock. Under the terms of the stock purchase agreement, Enel has the right to nominate a member of the Company's board of directors. As of February 28, 2007, a representative of Enel has not been appointed to the Company's board.

In June 2000, the Company also entered into a research and development agreement with an affiliate of Enel. Under the terms of the R&D agreement, the Company cooperated with Enel to integrate LonWorks technology into Enel's remote metering management project in Italy. For the years ended December 31, 2006, 2005, and 2004, the Company recognized revenue of approximately $7.1 million, $26.9 million, and $64.1 million, respectively, related to products and services sold to Enel and its contract manufacturers. As of December 31, 2006, there were no outstanding amounts due from Enel or its contract manufacturers. As of December 31, 2005, approximately $4.6 million of the 2005 revenues were included in accounts receivable.

On May 3, 2004, the Company announced that Enel filed a request for arbitration to resolve a dispute regarding the Company's marketing and supply obligations under the R&D Agreement. The arbitration was resolved with the issuance of a decision on September 29, 2005, calling for the Company to pay Enel approximately $5.2 million in damages, interest, and legal and arbitration related costs. For additional information regarding the arbitration, please refer to the "Legal Actions" section of Note 7, Commitments and Contingencies.

## 11. SEGMENT DISCLOSURE:

In 1998, the Company adopted Statement of Financial Accounting Standards No. 131, or SFAS 131, *Disclosures about Segments of an Enterprise and Related Information.* Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing business performance. The Company's chief operating decision-making group is the Executive Staff, which is comprised of the Chief Executive Officer, the Chief Operating Officer, and their direct reports. SFAS 131 also requires disclosures about products and services, geographic areas, and major customers.

The Company operates in one principal industry segment: the design, manufacture and sale of products for the controls network industry, and markets its products primarily to the building automation, industrial automation, transportation, and utility/home automation markets. The Company's products provide the infrastructure and support required to implement and deploy open, interoperable, control network solutions. All of the Company's products either incorporate or operate with the Neuron® Chip and/or the LonWorks protocol. The Company also provides a range of services to its customers that consist of technical support, training courses covering its LonWorks network technology and products, and custom software development. In total, the Company offers a wide ranging set of products and services that together constitute the LonWorks system. Any given customer purchases a small subset of such products and services that are appropriate for that customer's application.

The Company manages its business primarily on a geographic basis. The Company's geographic areas are comprised of three main groups: the Americas; Europe, Middle East and Africa ("EMEA"); and Asia Pacific/ Japan ("APJ"). Each geographic area provides products and services as further described in Part 1, Item 1, Business. The Company evaluates the performance of its geographic areas based on profit or loss from operations. Profit or loss for each geographic area includes sales and marketing expenses and other charges directly attributable to the area and excludes certain expenses that are managed outside the geographic area. Costs excluded from area profit or loss primarily consist of unallocated corporate expenses, comprised of product development costs, corporate marketing costs and other general and administrative expenses, which are separately managed. The Company's long-lived assets include property and equipment, goodwill, loans to certain key employees, purchased technology, and deposits on its leased facilities. Long-lived assets are attributed to geographic areas based on the country where the assets are located. As of December 31, 2006 and 2005, long-lived assets of about $22.2 million and $22.0 million, respectively, were domiciled in the United States. Long-lived assets for all other locations are not material to the consolidated financial statements. Assets and the related depreciation and amortization are not reported by geography because that information is not reviewed by the Executive Staff when making decisions about resource allocation to the geographic areas based on their performance.

In North America, the Company sells its products primarily through a direct sales organization and select third-party electronics representatives. Outside North America, the Company sells its products through direct sales organizations in EMEA and APJ, value-added resellers, and local distributors. Revenues are attributed to geographic areas based on the country where the customer is domiciled. Summary information by geography for the years ended December 31, 2006, 2005 and 2004 is as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Revenues from customers: | | | |
| Americas | $ 19,748 | $ 17,052 | $ 16,227 |
| EMEA | 29,991 | 46,600 | 82,187 |
| APJ | 7,537 | 10,776 | 11,507 |
| Total | $ 57,276 | $ 74,428 | $ 109,921 |
| Gross profit: | | | |
| Americas | $ 11,953 | $ 10,500 | $ 10,530 |
| EMEA | 16,975 | 24,936 | 44,374 |
| APJ | 4,399 | 5,913 | 6,904 |
| Total | $ 33,327 | $ 41,349 | $ 61,808 |
| Income (loss) from operations: | | | |
| Americas | $ 7,156 | $ 5,961 | $ 6,378 |
| EMEA | 11,201 | 18,876 | 38,554 |
| APJ | (35) | 1,295 | 2,899 |
| Unallocated | (48,229) | (50,922) | (44,113) |
| Total | $ (29,907) | $ (24,790) | $ 3,718 |

Products sold to Enel and its contract manufacturers accounted for 12.4%, 36.2%, and 58.3% of total revenues for the years ended December 31, 2006, 2005, and 2004, respectively. For the years ended December 31, 2006, 2005, and 2004, 97.2%, 89.2%, and 93.6%, respectively, of the Enel project revenues were derived from products shipped to customers in EMEA, while the remaining 2.8%, 10.8%, and 6.4%, respectively, were from shipments made to customers in APJ.

EBV, the sole independent distributor of the Company's products in Europe since December 1997, accounted for 27.1% of total revenues for 2006, 21.0% of total revenues for 2005, and 14.4% of total revenues for 2004.

## 12. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

The following tables set forth certain consolidated statement of operations data for each of the quarters in 2006 and 2005. This information has been derived from our quarterly unaudited consolidated financial statements. The quarterly unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements included in this report and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of such information when read in conjunction with our annual audited consolidated financial statements and notes appearing in this report. The operating results for any quarter do not necessarily indicate the results for any subsequent period or for the entire fiscal year.

| | Q4 '06 | Q3 '06 | Q2 '06 | Q1 '06 | Q4 '05 | Q3 '05 | Q2 '05 | Q1 '05 |
|---|---|---|---|---|---|---|---|---|
| **Consolidated Statement of Operations Data:** | (in thousands, except per share data) | | | | | | | |
| Revenues: | | | | | | | | |
| Product | $ 13,622 | $ 13,110 | $ 19,209 | $ 10,574 | $ 18,711 | $ 16,068 | $ 17,268 | $ 21,516 |
| Service | 244 | 181 | 165 | 171 | 303 | 183 | 212 | 167 |
| Total revenues | 13,866 | 13,291 | 19,374 | 10,745 | 19,014 | 16,251 | 17,480 | 21,683 |
| Cost of revenues: | | | | | | | | |
| Cost of product | 5,230 | 4,936 | 7,303 | 4,563 | 7,848 | 7,085 | 7,315 | 8,707 |
| Cost of service | 511 | 509 | 452 | 445 | 495 | 525 | 598 | 506 |
| Total cost of revenues | 5,741 | 5,445 | 7,755 | 5,008 | 8,343 | 7,610 | 7,913 | 9,213 |
| Gross profit | 8,125 | 7,846 | 11,619 | 5,737 | 10,671 | 8,641 | 9,567 | 12,470 |
| Operating expenses: | | | | | | | | |
| Product development | 7,328 | 6,875 | 7,163 | 6,991 | 6,351 | 6,170 | 6,360 | 6,217 |
| Sales and marketing | 5,060 | 5,076 | 5,089 | 5,147 | 5,438 | 5,164 | 5,396 | 5,025 |
| General and administrative | 3,559 | 3,746 | 3,798 | 3,402 | 3,421 | 8,550 | 3,596 | 4,451 |
| Total operating expenses | 15,947 | 15,697 | 16,050 | 15,540 | 15,210 | 19,884 | 15,352 | 15,693 |
| Loss from operations | (7,822) | (7,851) | (4,431) | (9,803) | (4,539) | (11,243) | (5,785) | (3,223) |
| Interest and other income, net | 1,433 | 1,586 | 1,404 | 1,394 | 1,658 | 1,225 | 1,281 | 1,061 |
| Loss before provision for income taxes | (6,389) | (6,265) | (3,027) | (8,409) | (2,881) | (10,018) | (4,504) | (2,162) |
| Income tax expense/(benefit) | 110 | 80 | 80 | 80 | (146) | 100 | 100 | 100 |
| Net loss | $ (6,499) | $ (6,345) | $ (3,107) | $ (8,489) | $ (2,735) | $ (10,118) | $ (4,604) | $ (2,262) |
| Loss per share: | | | | | | | | |
| Basic | $ (0.17) | $ (0.16) | $ (0.08) | $ (0.21) | $ (0.07) | $ (0.25) | $ (0.11) | $ (0.06) |
| Diluted | $ (0.17) | $ (0.16) | $ (0.08) | $ (0.21) | $ (0.07) | $ (0.25) | $ (0.11) | $ (0.06) |
| Shares used in net loss per share calculation: | | | | | | | | |
| Basic | 39,220 | 39,354 | 39,615 | 39,767 | 39,900 | 40,074 | 40,528 | 41,023 |
| Diluted | 39,220 | 39,354 | 39,615 | 39,767 | 39,900 | 40,074 | 40,528 | 41,023 |

**SCHEDULE II**

ECHELON CORPORATION
VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

| | Balance at Beginning of Period | Charged/ (Credited) to Revenues and Expenses | Write-Off of Previously Provided Accounts | Balance at End of Period |
|---|---|---|---|---|
| **Year Ended December 31, 2004** | | | | |
| Allowance for Doubtful Accounts | $ 500 | $ (75) | $ 125 | $ 300 |
| **Year Ended December 31, 2005** | | | | |
| Allowance for Doubtful Accounts | $ 300 | $ 15 | $ 15 | $ 300 |
| **Year Ended December 31, 2006** | | | | |
| Allowance for Doubtful Accounts | $ 300 | $ (23) | $ 27 | $ 250 |

| | Balance at Beginning of Period | Charged to Revenues and Expenses | Write-Off of Previously Provided Accounts | Balance at End of Period |
|---|---|---|---|---|
| **Year Ended December 31, 2004** | | | | |
| Allowance for Customer Returns and Sales Credits | $ 874 | $ 4,608 | $ 4,168 | $ 1,314 |
| **Year Ended December 31, 2005** | | | | |
| Allowance for Customer Returns and Sales Credits | $ 1,314 | $ 4,739 | $ 4,842 | $ 1,211 |
| **Year Ended December 31, 2006** | | | | |
| Allowance for Customer Returns and Sales Credits | $ 1,211 | $ 5,673 | $ 6,093 | $ 791 |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECHELON CORPORATION

By: /s/ Oliver R. Stanfield
Oliver R. Stanfield
Executive Vice President and Chief Financial Officer
(Duly Authorized Officer and Principal Financial and Accounting Officer)

## POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints M. Kenneth Oshman and Oliver R. Stanfield his true and lawful attorney-in-fact and agent, with full power of substitution and, for him and in his name, place and stead, in any and all capacities to sign any and all amendments to this Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THIS REPORT HAS BEEN SIGNED BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND IN THE CAPACITIES AND ON THE DATES INDICATED.

| Signatures | Title | Date |
|---|---|---|
| /s/ M. KENNETH OSHMAN<br>M. Kenneth Oshman | Chairman of the Board and Chief Executive Officer (Principal Executive Officer) | March 16, 2007 |
| /s/ OLIVER R. STANFIELD<br>Oliver R. Stanfield | Executive Vice President and Chief Financial Officer (Principal Financial and Principal Accounting Officer) | March 16, 2007 |
| /s/ ARMAS CLIFFORD MARKKULA, JR.<br>Armas Clifford Markkula, Jr. | Vice Chairman | March 9, 2007 |
| /s/ ROBERT R. MAXFIELD<br>Robert R. Maxfield | Director | March 8, 2007 |
| /s/ RICHARD M. MOLEY<br>Richard M. Moley | Director | March 10, 2007 |
| /s/ LARRY W. SONSINI<br>Larry W. Sonsini | Director | March 9, 2007 |

## EXHIBIT INDEX

| Exhibit No. | Description of Document |
|---|---|
| 3.2* | Amended and Restated Certificate of Incorporation of Registrant. |
| 3.3* | Amended and Restated Bylaws of Registrant. |
| 4.1* | Form of Registrant's Common Stock Certificate. |
| 4.2* | Second Amended and Restated Modification Agreement dated May 15, 1997. |
| 10.1* | Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers. |
| 10.2*+ | 1997 Stock Plan and forms of related agreements. |
| 10.2(a)+ | Form of 1997 Stock Plan Stock Option Agreement with early exercise feature |
| 10.2(b)+ | Form of 1997 Stock Plan Nonqualified Stock Option Agreement with early exercise feature |
| 10.2(c)+ | Form of 1997 Stock Plan Nonqualified Stock Option Agreement |
| 10.2(d)+ | Form of 1997 Stock Plan Performance Share Agreement |
| 10.2(e)+ | Form of 1997 Stock Plan Performance Share Agreement for non-US employees |
| 10.2(f)+ | Form of 1997 Stock Plan Performance Share Agreement with performance based vesting criteria for non-US employees |
| 10.2(g)+ | Form of 1997 Stock Plan Stock Appreciation Right Agreement for non-US employees |
| 10.2(h)+ | Form of 1997 Stock Plan Performance Share Agreement with performance based vesting criteria |
| 10.2(i)+ | Form of 1997 Stock Plan Performance Share Agreement |
| 10.2(j)+ | Form of 1997 Stock Plan Stock Appreciation Right Agreement |
| 10.3*+ | 1988 Stock Option Plan and forms of related agreements. |
| 10.4* | Second Amended and Restated Modification Agreement dated May 15, 1997 (included in Exhibit 4.2). |
| 10.5* | Form of International Distributor Agreement. |
| 10.6* | Form of OEM License Agreement. |
| 10.7* | Form of Software License Agreement. |
| 10.8* | International Distributor Agreement between the Company and EBV Elektronik GmbH as of December 1, 1997. |
| 10.9*+ | 1998 Director Option Plan. |
| 21.1* | Subsidiaries of the Registrant. |
| 23.1 | Consent of KPMG LLP, Independent Registered Public Accounting Firm. |
| 24.1 | Power of Attorney (see signature page). |
| 31.1 | Certificate of Echelon Corporation Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 | Certificate of Echelon Corporation Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32 | Certification by the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

* Previously filed.

\+ Indicates management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 14(c) of Form 10-K.

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We are an established leader in Europe, where we have sold hundreds of thousands of our meters. We have begun to undertake pilot projects in Asia and Australia. And, by the end of this year, we hope to have a foothold in the North American market as well. At the same time, we have continued to invest in making the LONWORKS device networking technology easier to design and deploy. And, we have never lost sight of the market potential for genuine home automation via the use of power lines to help consumers and utilities manage energy more wisely.

We have competition, no doubt. But we also have the best products in our fields and the leading franchise for their use. This combination, I believe, will sustain us on a growth path for the foreseeable future. It will bring us not only the success we expect in 2007, but still more in the years that follow.

Thank you for your patience and support. And thank you to the men and women of Echelon for their hard work, creativity, and enthusiasm. They provide our optimism for the future.



M. Kenneth Oshman,
Chairman and Chief Executive Officer
March 26, 2007

The foregoing may contain statements relating to future plans, events or performance. These forward-looking statements may involve risks and uncertainties, including risks associated with uncertainties pertaining to anticipated growth in the control networks market and in Echelon's business, in general, and the LONWORKS infrastructure business and NES business, in particular; the ability of Echelon's products to perform as designed; and other risks identified in our SEC filings. Actual results, events and performance may differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of this date. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after this date or to reflect the occurrence of unanticipated events.



550 MERIDIAN AVE.
SAN JOSE, CA 95126
TEL: +1 408 938 5200
FAX: +1 408 790 3800

END